UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: Abril 30, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

1st Quarter 2020

bradesco

Table of contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release

COVID-19 Pandemic

Contributing towards overcoming the crisis

The COVID-19 has brought great challenges and uncertainties in the world. Since the beginning of the pandemic, our actions have taken into consideration the guidelines of the Ministry of Health. The Crisis Committee was installed, which is formed by the CEO and all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically to the Board of Directors the assessment on the evolution of the COVID-19 and their reflections on the operation. In addition, we have a Risk Commission, which plays an important role in verifying the various points and scope of these measures in the Organization. The Business Continuity Plan ("BCP") was engaged and since the second half of March 2020, we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved.

Maintaining the health and well-being of our employees

- Guidance on hygiene and health care through media and Bradesco Saúde health booklet
- Immediate leave for risk groups, trainees and apprentices (for an indefinite term)
- Flexible hours
- Alternation of teams
- Anticipation of the 13th salary
- Accession to the movement #nãodemita (#do not dismiss) – pact for the preservation of jobs
- Program *Viva Bem* (Living Well) protocol of monitoring by health professionals, offered to employees and family members with symptoms of the COVID-19
- Anticipation of the internal flu vaccination campaign

Intensification of work in Home Office

90% of the headquarters and office staff

50% of the branch staff

Closer than ever even from a distance

Daily *and transparent* ***communication*** *with our greatest strength:* ***People.***

Health and Well-Being Care and Information Security*: internal campaigns and media with guidelines on the use of VPN and best working practices at home.*

LIVE OFFICE Bradesco*: videos of employees sharing home office experiences.*

Supporting and assisting our clients

We are in full operational capability to perform administrative (Back Office) as well as commercial teams / branch network functions to serve our clients following all the safety procedures given by the Ministry of Health by highlighting the use of masks, the availability of alcohol gel for employees and clients and the adoption of a minimum distance between clients in the environment of the branches.

Emergency actions with the commitment to guarantee more security in the service model and new alternatives to postpone the payment of loan and financing installments, providing options for financial reorganization with differentiated conditions and authorization directly by the App.

Individuals

- **Extension up to 60 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with **the interest rate of the original contract maintained** after the recalculation of installments

Companies

SMALL- AND MEDIUM-SIZED ENTERPRISES

- Financing of payroll through the Emergency Employment Support Program (PESE), with 6 months for maturity of the first installment, term of 30 months for payment with interest rates of 3.75% p.a.
- **Extension up to 60 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with **the interest rate of the original contract maintained** after the recalculation of installments

LARGE CORPORATES

- Lines of **working capital** to support the immediate need of cash
- **Extension up to 60 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with **the interest rate of the original contract maintained** after the recalculation of installments

COVID-19 pandemic

Service Channels – agility, flexibility and efficiency

Our digital channels have a fundamental role in serving our clients. We observed an expansion in the number of clients using these digital channels to perform their banking activities and a significant increase in transactions using internet banking and the App.

96% of the transactions are made through self-service

Agility in the Implementation – We were quite agile in **implementing the measures approved by the government**. Since March 30, the service channels have been adapted to capture the request of extension of contracts. In addition, the new financing of payrolls was made available to clients on the first working day after the official regulations of the product was published by the Central Bank of Brazil, with pre-approved limit for loans made through Net Empresas channel. Bradesco was chosen as a facilitating agent of the payment of the Emergency Aid Program – the program is a benefit granted by the Federal Government, processed by Caixa Econômica Federal, in order to financially protect **informal workers, individual micro-entrepreneurs (MEI), self-employed** and the **unemployed** during the coronavirus pandemic.

Intensification of the Communication – We strengthen communication with our clients by sending SMS and Messages via App about **the availability and the use of digital channels, as well as new features and products available.** A complete guide with a catalogue of guidelines on products and services is available on the institutional website (banco.bradesco/coronavirus).

Remote Branches – **We enabled 36 thousand account managers equipped and ready to conduct business and transactions**, offering advice to clients via audio or video conference by monitoring of clients' financial life as well as supporting them with credit and lengthening of debt maturity.

Branches – **Our branches are working in all locations where it is permitted**, with differentiated opening hours to elderly and high-risk group, with the teams working in shifts. **We have intensified the cleansing and strengthened the access control to maintain distance between the people**.

Commitment with Society

The following are some examples of actions that we performed in the last weeks for the benefit of society.

Social Donations:

- The Bradesco Organization, in this moment of concern and challenges to overcome the pandemic of the new coronavirus, is offering assistance, in partnership with other banks, for the acquisition and donation of 5 million kits for quick tests application, 30 CT scanners, 30 PCR machines for real-time diagnosis and 15 million masks, to directly assist the Ministry of Health and State Health Departments.
- We also cooperate in strategic partnerships with companies and organizations in the health area by making other donations, among them:
  - Construction of the Field Hospital in Lagoa Barra, State of Rio de Janeiro;
  - Donation made in cooperation with other companies of 26 thousand tests that should be primarily directed to health care professionals.
  - Reform, acquisition of equipment and acclimatization of ICU beds, in hospital and Santa Casa;
  - 500 multiparameter patient monitors;
  - Support in the development by scientists in the Production of low-cost ventilators.

Business of Impact:

- Bradesco has formed a consortium with 8 other banks associated with Febraban to ensure the acquisition of 4,800 ventilators by the Ministry of Health.

Governance, Policy and Risks

We have adjusted the governance and the Bradesco's policies for the time in which we are living.

Credit Policy – In relation to our credit policies, **our main focus at the moment is the support to our clients**, with the appropriate assessment of the risks. We have mapped our exposures to sectors and businesses with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the **teams of credit recovery 100% active**, focused on seeking solutions for clients who require them. We have incorporated into our models of credit **the new risk variables of the current scenario** in order to properly assess the situation.

Capital and Liquidity – Our ability to help clients is related to the maintenance of our strength. We have entered the current scenario with a **solid capital base and adequate and robust liquidity margin** to meet the needs of clients, as well as business sustainability. In addition, the Central Bank of Brazil has been in continuous communication with the banks, promoting measures that favored even more the solvency of capital and liquidity of the system. We use, in the normal course of our operations, funds resulting from these measures, including originating loan operations in higher volumes than those provided by the Central Bank of Brazil.

Governance of Risks – We have constantly monitored and adjusted the **operational and risk appetite limits** by promoting the review and prompt adaptation to the current context.

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus.

Main Information

Recurring Net Income

R$ **3.8** bi in the **1Q20**

-39.8% in 12 months (1Q20x1Q19)
-43.5% in the quarter

Profitability

ROAE **11.7%** Return on Average Equity

ROAA **1.0%** Return on Average Assets

Expanded Loan Portfolio

R$ **655.1** bi
+17.0% in 12 months
+5.1% in the quarter

Individuals **+19.5%** in 12 months / **+2.6%** in the quarter

Companies **+15.6%** in 12 months / **+6.6%** in the quarter

Supplementary Provision for Adverse Economic Scenario

R$ **5.1** bi in **Mar20**

(Provision Balance)*

*For more information, see page 09 of this report.

R$ million (unless otherwise stated)	1Q20	4Q19	1Q19	Variation% (unless otherwise stated) 1Q20 x 4Q19	1Q20 x 1Q19
Result					
Recurring Net Income (1)	3,753	6,645	6,238	(43.5)	(39.8)
Net Interest Income	14,499	15,428	14,087	(6.0)	2.9
Expanded ALL (2)	(6,708)	(3,981)	(3,604)	68.5	86.1
Fee and Commission Income	8,283	8,829	8,074	(6.2)	2.6
Income from Insurance, Pension Plans and Capitalization Bonds (3)	2,931	3,900	3,826	(24.8)	(23.4)
Statement of Financial Position					
Total Assets (4)	1,486,358	1,409,305	1,388,429	5.5	7.1
Loans - Expanded Loan Portfolio (5)	655,094	623,045	559,820	5.1	17.0
- Individuals	239,214	233,079	200,198	2.6	19.5
- Companies	415,880	389,966	359,622	6.6	15.6
Shareholders' Equity	129,548	133,723	126,674	(3.1)	2.3
Assets under Management	2,252,994	2,259,133	2,205,050	(0.3)	2.2
Highlights					
Annualized Return on Average Equity (ROAE) - % (6)	11.7	21.2	20.5	(9.5) p.p.	(8.8) p.p.
Efficiency Ratio (ER) - %	49.3	48.3	48.6	1.0 p.p.	0.7 p.p.
Recurring Net Income per Share (in the last 12 months) - R$ (7)	2.65	2.93	2.57	(9.6)	3.1
Market Capitalization (8)	158,941	282,075	270,349	(43.7)	(41.2)
Dividends / Interest on Shareholders' Equity - Net (9)	1,012	9,461	1,752	(89.3)	(42.2)
Delinquency Ratio (> 90 days (10) / Loan Portfolio) - %	3.7	3.3	3.3	0.4 p.p.	0.4 p.p.
Tier I Capital - %	11.4	13.3	14.4	(1.9) p.p.	(3.0) p.p.
Liquidity Coverage Ratio (LCR) - %	141.6	143.8	171.0	(2.2) p.p.	(29.4) p.p.
Net Stable Funding Ratio (NSFR) - %	110.7	115.2	121.9	(4.5) p.p.	(11.2) p.p.

((1) According to the non-recurring events described on page 7 of this Economic and Financial Analysis Report;
(2) It includes provision for sureties, guarantees, income from loan recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation;
(4) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income, in chapter "Complete Financial Statements" of this report;
(5) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC);
(6) It excludes the asset evaluation adjustments recorded under the Shareholders' Equity;
(7) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;
(8) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day;
(9) It considers, in the 4Q19, R$8.0 billion extraordinary dividends paid on October 23, 2019; and
(10) Overdue loans.

Recurring Net Income *vs.* Book Net Income

Below are the main non-recurring events that affected the net income in the periods:

R$ million	1Q20	4Q19	1Q19
Recurring Net Income	**3,753**	**6,645**	**6,238**
Non-Recurring Events	**(371)**	**(1,762)**	**(418)**
- Tax Credit	-	6,403	-
- Contingent Liabilities (1)	-	(3,373)	(45)
- Expanded (ALL) (2)	-	(2,468)	-
- Impairment of Non-Financial Assets (3)	-	(1,080)	-
- Goodwill Amortization (Gross)	(371)	(426)	(373)
- Voluntary Severance Program 2019 - PDV	-	(818)	-
Book Net Income	**3,382**	**4,883**	**5,820**

(1) It is composed of operating provisions, mainly civil and labor;
(2) It refers to the ratings downgrade and the improvement of the measurement criteria of provision for guarantees – sureties and guarantees; and
(3) In the 4Q19, it is mainly composed of impairment of investment, assets related to the acquisition in the provision of financial services (payroll) and systems / hardware

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	1Q20	4Q19	1Q19	Variation % 1Q20 x 4Q19	Variation % 1Q20 x 1Q19
Net Interest Income	**14,499**	**15,428**	**14,087**	**(6.0)**	**2.9**
- Client Portion	12,964	12,983	11,960	(0.1)	8.4
- Market Portion	1,535	2,445	2,127	(37.2)	(27.8)
Expanded ALL	**(6,708)**	**(3,981)**	**(3,604)**	**68.5**	**86.1**
ALL Expenses (1)	(7,359)	(4,622)	(6,292)	59.2	17.0
Income from Credit Recovery (1)	1,420	1,542	3,008	(7.9)	(52.8)
Granted Discounts / Other (2)	(595)	(771)	(364)	(22.8)	63.5
Impairment of Financial Assets (1)	(174)	(130)	44	33.8	-
Gross Income from Financial Intermediation	**7,791**	**11,447**	**10,483**	**(31.9)**	**(25.7)**
Income from Insurance, Pension Plans and Capitalization Bonds (3)	2,931	3,900	3,826	(24.8)	(23.4)
Fee and Commission Income	8,283	8,829	8,074	(6.2)	2.6
Operating Expenses	(11,757)	(12,660)	(11,809)	(7.1)	(0.4)
Personnel Expenses	(5,321)	(5,468)	(5,158)	(2.7)	3.2
Other Administrative Expenses	(5,078)	(5,811)	(5,026)	(12.6)	1.0
Other Operating Income / (Expenses)	(1,358)	(1,381)	(1,625)	(1.7)	(16.4)
Tax Expenses	(1,913)	(2,029)	(1,752)	(5.7)	9.2
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	62	93	48	(33.3)	29.2
Operating Income	**5,397**	**9,580**	**8,870**	**(43.7)**	**(39.2)**
Non-Operating Income	12	(22)	24	-	(50.0)
Income Tax / Social Contribution	(1,599)	(2,861)	(2,602)	(44.1)	(38.5)
Non-controlling interests in subsidiaries	(57)	(52)	(54)	9.6	5.6
Recurring Net Income	**3,753**	**6,645**	**6,238**	**(43.5)**	**(39.8)**

(1) In the 1Q19, the expense lines with ALL (Gross) is impacted in R$1,836 million, due to the entry of the judicial recovery plan of clients written off for losses, taking effects in the lines of Income from Credit Recovery and Impairment of Financial Assets, without effects in the total ALL expense as well as in the income for the period;
(2) It includes the result with BNDU, provision for sureties and guarantees and others; and
(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses + Financial Income of the Operation.

Summarized Analysis of Recurring Income

Recurring Net Income

The reductions in net income in the periods are mainly related to higher expenses with ALL, which were impacted this quarter by the additional provision in the value of R$2.7 billion, as a result of the adverse economic scenario, which can result in an increase in the level of delinquency, reflecting the bankruptcy of companies, increase in the rate of unemployment, as well as the degradation of the value of guarantees. This amount, combined with the pre-existing portion of R$2.4 billion, totals a complementary provision of R$5.1 billion for the losses in an adverse economic scenario. This crisis has provoked great volatility in the local and global markets, a fact which impacted adversely our results originating from the market portion and financial result from insurance this quarter. However, we have observed the growth of the client portion, reducing operating expenses (personnel and administrative expenses and other operating expenses, net of income) in the periods and growth in fee and commission income in relation to the 1Q19, factors that partially offset the effects mentioned above. The profitability on average Shareholders' Equity (ROAE) in 1Q20 reached 11.7% and the return on average assets (ROAA) was 1.0%.



▼-39.8%
R$ million
▼-43.5%
6,238
6,645
29.1%
28.9%
3,753
30.9%
70.9%
71.1%
69.1%
1Q19
4Q19
1Q20
Banking Activities
Insurance Activities

Efficiency Ratio (ER)



64.5%
64.2%
63.9%
63.4%
66.7%
49.5%
49.4%
49.5%
49.0%
49.1%
48.6%
49.2%
49.9%
48.3%
49.3%
1Q19
2Q
3Q
4Q
1Q20
Quarterly ER
12-month ER
12-month risk-adjusted ER

The performance of the ER in the periods was impacted by the lower result obtained with the net interest income with the market and financial result from insurance in the 1Q20. In comparison with the 1Q19, the indicator accumulated in the last 12 months showed an improvement of 0.4 p.p., arising from the performance of the net interest income with client and fee and commission income, and the control of our operating expenses, arising from the management's actions aimed at the improvement of our operational efficiency. The behavior of the ER adjusted to the risk, reflects the increased expenditure with ALL in the period, which was strongly impacted by the advance of the pandemic caused by the COVID-19, as mentioned earlier.

Net Interest Income

Client Portion



▲8.4%
▼-0.1%
R$ million
11,960
12,983
12,964
1Q19
4Q19
1Q20

The variation presented in the periods reflects the increase in the average volume of business due to the growth of loan portfolio. In comparison with the 4Q19, the client portion was affected by the fall of the spread, a reflection of the regulation on the overdraft, product mix, lower number of business days and the fall of the Selic rate in the period.

Market Portion



▼-27.8%
▼-37.2%
R$ million
2,127
2,445
1,535
1Q19
4Q19
1Q20

The decrease in the periods is justified by the effect of the mark to market in positions of arbitration of our treasury department, due to the heightened volatility of the market in this quarter and by the decrease in results from working capital due to the interest rate decrease scenario.

Summarized Analysis of Recurring Income

Expanded ALL (Expenses)


4.1%
2.6%
2.6%
▲86.1%
▲68.5%
R$ million
3,604
3,981
6,708
1Q19
4Q19
1Q20
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

Our level of provisioning, which is based on statistical models that capture historical and prospective information, and in the experience of Management, still reflects our expectation of losses in different economic scenarios (positive, expected and adverse). Given the crisis caused by the pandemic of the COVID-19 and the uncertainties in relation to the size of the impact that it may have on the Brazilian economy and, consequently, on our results, we have updated our economic perspectives. In this context, we recognize additionally, R$2.7 billion of provision in our results this quarter. This value added to the pre-existing portion of R$2.4 billion, reserved for possible losses in the adverse economic scenario, totals a provision of R$5.1 billion. Of these R$5.1 billion in provision, R$4.9 billion are allocated initially as complementary provision and R$200 million as required provision. We believe that this provision reflects our best estimate of loss, until there is a clearer vision of the future scenario. Excluding the effect of this complementary provision, the variations of the expenses with ALL in the periods are essentially related to the growth loan operations, mainly by the evolution of operations with individuals and micro, small and medium-sized enterprises, that influence the variation of expenses with ALL (Gross), by higher expenses with impairment of financial assets and by lowest revenues from credit recovery.

Fee and Commission Income


28.8
30.1
30.7
▲2.6%
▼-6.2%
R$ million
8,074
8,829
8,283
61
64
62
1Q19
4Q19
1Q20
Fee and Commission Income
Checking Account Holders - million
Business Days

In comparison with 1Q19, the fee and commission income grew 2.6%, highlighting revenues with checking account +7.0%, with the base of account holders totaling 30.7 million (+1.9 million accounts in the year), and revenues with custody and brokerage services +31.1%. In the period, adjustments were made with respect to asset management and lower revenues from the activities of the credit card operator. In comparison with the previous quarter, the reduction presented is related to the seasonal effect of the 4Q19, which mainly impacted the revenue with cards and loan operations. In addition, the lowest capital market activity in 1Q20 in comparison to 4Q19 justifies the lower revenue from underwriting / financial advisory services.

Summarized Analysis of Recurring Income

Income from Insurance Operations, Pension Plans and Capitalization Bonds


R$ million
▼-23.4%
▼-24.8%
3,826
3,900
2,931
1,335
1,553
747
2,491
2,347
2,184
1Q19
4Q19
1Q20
Operating Income
Financial Result

In comparison with the 1Q19, the performance of the operating income reflects the increase in revenues, with special attention to the lines of health and life and pension, which was offset by the increase in the claims ratio. The fall of the operating income compared to the 4Q19, reflects the lower revenues in the 1Q20, which did not show the same performance in the previous quarter, due to the higher concentration of private pension contributions, which historically occur in the last quarter of each year.

The lower financial result presented in the periods is justified due to the volatility of the market, which impacted the results of our positions in variable income and multi-market trading, and to the reduction of the IPCA in the periods.

With the pandemic caused by the COVID-19, we noticed changes in the dynamics of events related to the insurance business. In the health sector, for example, there was a reduction in the number of elective procedures and, on the other hand, it was possible to verify a gradual growth of the emergency events and hospitalizations. In the auto line, the decrease of urban circulation pointed to a momentary change in the frequency of reported claims, as well as the beginning of the drop in sales of new vehicles. In the life segment, although it is too early to conclude, there is an expectation of an increase in indemnifiable events. The dynamics of distribution channels is also undergoing adjustments and we have achieved success with the expansion of digital services that have demonstrated effectiveness in serving our customers, business partners and distribution network.

Operating Expenses

(Personnel, Administrative and Other Operating Expenses, Net of Income)


▼-0.4%
▼-7.1%
R$ million
11,809
12,660
11,757
1,625
1,381
1,358
5,158
5,468
5,321
5,026
5,811
5,078
1Q19
4Q19
1Q20
Other Operating Income / (Expenses)
Personnel Expenses
Administrative Expenses

Personnel Expenses – In relation to the 4Q19, a reduction of 2.7% is related to lower expenses with provision for labor claims and termination costs. In the annual comparison, the increase of 3.2% is related to higher expenses with payroll/social charges, in relation to the effects of the collective bargaining agreement, whose readjustment was 4.3%, which were partially offset by lower expenses with provision for labor claims.

Administrative Expenses – In comparison with the 1Q19 the expenses grew only 1.0%, reflecting the actions of the Management to maintain a strong cost control and improving operational efficiency. The growth is related to higher expenditure on depreciation and amortization (+10.7%), due to the higher investments in technology, such as the acquisition of new equipment and the implementation of new systems, whose development is directly related to the growth in the volume of business. It is worth noting that the expenses presented growth below the accumulated inflation in 12 months (IGP-M 6.8% and IPCA 3.3%). The reduction of expenditure in comparison with the 4Q19 reflects lower spending in virtually all the lines, highlighting advertising and marketing, outsourced services and data processing.

Other Operating Income / (Expenses) – The reduction of other operating income, net of income in the periods, is related to lower expenses with the constitution of operational provisions (both civil and tax) and a reduction in expenditure on claims, which offset the higher expenses with the marketing of cards in the periods, whose increase is related to higher expenses with points programs and higher costs arising from insurance activities.

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	Mar20	Dec19	Mar19	Variation % Mar20 x Dec19	Variation % Mar20 x Mar19	As of % Mar20
Companies	**415,880**	**389,966**	**359,622**	**6.6**	**15.6**	**63.5**
Large Corporates	296,733	275,890	258,462	7.6	14.8	45.3
Micro, Small and Medium-Sized Enterprises	119,148	114,076	101,160	4.4	17.8	18.2
Individuals	**239,214**	**233,079**	**200,198**	**2.6**	**19.5**	**36.5**
Payroll-deductible Loans	65,320	62,987	53,505	3.7	22.1	10.0
Real Estate Financing	46,173	44,288	39,759	4.3	16.1	7.0
Credit Card	39,496	41,114	34,319	(3.9)	15.1	6.0
CDC / Vehicle Leasing	29,471	28,987	24,628	1.7	19.7	4.5
Personal Loans	29,639	26,918	21,688	10.1	36.7	4.5
Other	29,114	28,785	26,299	1.1	10.7	4.4
Expanded Loan Portfolio	**655,094**	**623,045**	**559,820**	**5.1**	**17.0**	**100.0**
		Without exchange variation		**3.4**	**14.8**	

Delinquency Ratio over 90 days



%
June18
Sept
Dec
Mar19
June
Sept
Dec
Mar20
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The increase of the indicator observed in the portfolio of individuals is related to the change in product mix, with strong growth of mass-market operations, highlighting personal credit, credit card and vehicles. In operations with companies, the behavior of the delinquency ratio is impacted by specific cases from the corporate and business segments.

From the second half of March onwards, the worsening of the COVID-19 crisis put additional pressure on delinquency ratios and we believe that this situation is likely to worsen for the financial system in general in subsequent quarters. However, the extent and duration of future impacts depend on the evolution of the pandemic and its unfolding over the economy in general.

Coverage Ratio over 90 days



%
230.0
243.4
245.3
269.2
267.2
225.5
244.9
227.9
9.0
8.8
8.6
8.8
8.6
8.2
8.1
8.5
4.7
4.5
4.2
4.0
3.9
4.1
3.8
4.2
2.9
2.7
2.7
2.7
2.5
2.8
2.7
3.0
June18
Sept
Dec
Mar19
June
Sept
Dec
Mar20
Net losses in 12 months
E-H Non-Performing Loans
Total Provision
Coverage Ratio over 90 Days

The reduction in the coverage ratio for this quarter is influenced mostly by the increase in the level of delinquency, as mentioned in the analysis of the delinquency indicators at the side. In March 2020, the net losses estimated in 12 months point to 3.0%, an estimate that can increase depending on the repercussions of the COVID-19 crisis. For this quarter, we provided a strengthening of provision, in the value of R$2.7 billion, related to the losses in an adverse economic scenario, which justifies the partial increase in our overall provision and, consequently, our level of provisioning in relation to the portfolio, which reached 8.5% at the end of the first quarter of 2020.

NPL Creation – 90 days *vs.* Write-offs

The total NPL creation in relation to the loan portfolio reached 1.5% in the 1Q20, showing an increase in relation to the previous quarter, reflecting the increase in the delinquency ratio, as mentioned earlier.



R$ million
1.0%
1.0%
1.1%
0.9%
1.1%
1.3%
0.8%
1.5%
3,904
4,892
4,011
4,859
4,478
4,650
3,826
4,389
4,532
4,476
5,819
3,591
3,672
4,670
6,982
4,250
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Physical Presence

We are the only Bank present throughout Brazil and we also operate in strategic locations abroad. With a wide Service Network and constantly updated, we provide a modern structure, offering practical services in all segments we operate. At the end of the quarter, our Network comprised of 81,064 points.

Bradesco Varejo

The Bradesco Varejo service network comprises 4,147 branches, 4,025 service centers, 897 electronic service centers and 40,483 Bradesco Expresso (banking correspondent units), in addition to thousands of ATMs.

Bradesco Varejo has a prominent role in the use of banking services by Brazilians. By being present in all municipalities, Bradesco is frequently the first interaction a clients has with a financial institution. In this way we contribute to the development of individuals and the communities where they live.

Bradesco Prime

Bradesco Prime operates in the segment of high-income individuals and is present in all Brazilian capitals. It has a service network of 236 exclusive branches and 997 "Bradesco Prime Spaces". The clients have a full relationship model that fits the profile and needs of each client, providing effective financial planning, with customized solutions, evaluated by qualified professionals, to assist our clients with their Asset Management.

Bradesco Corporate

The Bradesco Corporate segment is responsible for serving business groups and focused on both large- and medium-sized enterprises. Its offices are located in the main financial centers and with a value proposal based on physical proximity and relationship with clients offers customized services with a global reach and has a highly skilled team to fulfill clients' needs through a wide portfolio of products, structured solutions and financial services.

- **Large Corporate:** It has a highly qualified team, offering customized consultancy to serve clients in Brazil and worldwide;
- **Corporate:** It has a structure of specialized services for large companies, offers customized services by market sector and a physical structure in various cities in Brazil and abroad;
- **Corporate One:** Focused mainly on the middle market it also has a team focused on providing services to large companies. The area has national presence and a regionalized structure, composed of 70 Units located in main cities and capitals distributed in 15 regional sectors.

Digital Channels

In 1Q20, 24.0% of the total loans authorized by the Organization were made available by digital channels, autonomously by clients. In relation to 1Q19, the growth in loans authorized in digital channels grow was 21% for individuals and 25% for companies. The participation of the mobile channel stands out, representing 69% of the total authorized for individuals and 13% for companies, with a variation of 51% and 46%, respectively, over the same period of the previous year.

Loans authorized in the Digital Channels



Individuals
R$ Billions
3.7
5.8
7.0
42%
58%
56%
44%
69%
31%
1Q18
1Q19
1Q20
Other Channels
Mobile

Loans Authorized by Product
1Q20 x 1Q19

Personal Loans +38% (origination by R$ 6.2bi)

Highlights

Loans Authorized by Mobile Channel



Evolution Base 100
100
207
313
1Q18
1Q19
1Q20



Companies
R$ Billions
4.7
6.6
8.3
6%
94%
11%
89%
13%
87%
1Q18
1Q19
1Q20
Other Channels
Mobile

Loans Authorized by Product
1Q20 x 1Q19

Discount +28% (origination by R$ 6.0 bi)

Advance Payment to Suppliers +31% (origination by R$ 1.8 bi)

Highlights

Loans Authorized by Mobile Channel



Evolution Base 100
100
259
379
1Q18
1Q19
1Q20

Account holders with Digital Profile

17.6 Million



Individuals
Companies
In million
13.0
14.7
16.3
1.1
1.2
1.3
Mar18
Mar19
Mar20

Accounts opened via App

Companies

Up to **March 2020 32.5 thousand** accounts were opened.

Launched in May 2019, available only for Corporate and Individual Micro Entrepreneur accounts.

Individuals



In thousand
223%
38
124
Mar19
Mar20

Main Implantations



Consortium Real Estate, Auto and Heavy Vehicles | Mobile and Internet

After 360 days since implementation, more than **9.4 thousand** quotas and **R$511.6 million**



Purchase of **Foreign Currency** Mobile

Up to **March 2020***, over **5.0 thousand transactions** were conducted with **US$26.1 million transacted**

*Implantation in November 18, 2019.

next / BIA

In the first quarter of 2020, next reached the mark of 2.3 million digital clients, having even reached a record number of 500,000 new accounts opened. Compared to the first quarter of 2019, there was an increase of 28% in relation to account openings. In the 1Q20, we reached 125 million transactions, which demonstrates the commitment of the clients.


Amount of Transactions
In Million
61
83
105
126
125
1Q19 2Q19 3Q19 4Q19 1Q20

Average growth **20%**



Customer Profile

78% of account openings were not Bradesco accounts

78% Between 18-34 years old

3.8% Churn

77 Points NPS

4.7 *Rating App Store*

4.2 *Rating Play Store*


Accounts
2.3 millions
732 thousand
214%
Mar19
Mar20

Projections Dec20
3.5 millions

Relationship with clients: We carried through 2 million interactions via chat, of which 69% were solved through next BIA (artificial intelligence), which optimized the time and increased the efficiency.

Launches: In the 1Q20, we have expanded our portfolio of services and solutions and enabled the new area of Protection, which offers different options of insurance, like dental plan and insurance for both credit and debit cards. Soon, the journey will count on new products.

We also launched the Virtual Card, which facilitates and provides more security in online purchases, and we enabled the digital portfolios Samsung and Google Pay to clients with debit cards.

***Mimos* platform:** The gratuities platform (*Mimos*) closed the quarter with 252 brands and 707 offers, which is the most extensive and complete in the market.

BIA | Bradesco Artificial Intelligence

Operating with **90** products and services with high accuracy in responses

Customers and Employees Service

Transfer between Bradesco accounts by voice and text for Individuals mobile

Pioneer Bank on Artificial Intelligence

We have reached the **363** million mark of interactions

BIA

94.4 million
Total of interactions 1Q20


94.4
30.8
9.5
1Q18
1Q19
1Q20

133.9 million
Total of interactions on **WhatsApp**
(Implantation in April 2018)
+4,1 million customers have already interacted with BIA on WhatsApp


39.9
7.1
1Q19
1Q20

Multi Plataforma
Bradesco App, next App, WhatsApp, Google Assistant, Alexa and Apple Business Chat

Ágora Investimentos (Investments)

ÁGORA INVESTIMENTOS

Ágora, Bradesco's new Investment House, offers a broad portfolio of products, with an open and independent platform and a specialized board of trustees in the selection of the best investments, for each investor profile. It offers several options like variable income, futures markets, *tesouro direto* (Government Treasury Bonds), COE, funds, public and private securities of fixed income and private pension. In addition, the investor has expert advice, content and recommendations prepared by renowned market analysts that will help them make the best decision when investing.

The new trading and investment platform, which is agile, modern and dynamic, favors user experience and can be used via the site or Ágora App. Clients begin the relationship by doing the 100% digital registration and they can in a few minutes open their account and have access to the best in the world of investments.

By the end of March 2020, we reached 416 thousand (+13.4% compared to Dec19) and a total of R$40.7 billion in assets under custody. In 1Q20 we also reached 80 thousand daily trades, 2.5 times higher than the 2019 daily average.

Since March 2020, Ágora, in partnership with Grupo Estado, provides content to its customers through a multiplatform channel that includes the website E-Investidor, Rádio Eldorado and Jornal Estadão, bringing high-quality, impartial journalistic information about economy, financial education and investments, focused exclusively on the individual investor, who now has available more content and information, with an impact on an audience of more than 31 million users.

Differentials that are more perceived by clients

Solidity	Relationshio	Content	Open Platform
Security	Expertise	Modernity	Trustees

Contents and Platforms


Reports
LinkedIn
YouTube
Instagram
Facebook
WhatsApp
E-mail
SMS
App website
Podcast
e|investidor
Google
Events

Relevant content enabled on different channels to support decisions made on investments

State-of-the-art platform, with information in real time, exclusive contents and the selection of the best investment products available 24 hours a day via site or Ágora app



Main Economic Indicators

Main Indicators (%)	1Q20	4Q19	1Q19
Interbank Deposit Certificate (CDI)	1.01	1.24	1.51
Ibovespa	(36.86)	10.41	8.56
USD – Commercial Rate	28.98	(3.21)	0.57
General Market Price Index (IGP-M)	1.68	3.09	2.16
Extended Consumer Price Index (IPCA)	0.53	1.76	1.51
Business Days (#)	62	64	61
Calendar Days (#)	91	92	90
Indicators (Closing Rate)			
USD – Commercial Rate (R$)	5.1987	4.0307	3.8967
CDS 5 years (Points)	276	99	180
Selic - Base Interest Rate (% p.a.)	3.75	4.50	6.50
BM&F Fixed Rate (% p.a.)	3.33	4.55	6.58

Bradesco's Projections up to 2022

%	2020	2021	2022
USD - Commercial Rate (year-end) - R$	4.90	4.50	4.57
Extended Consumer Price Index (IPCA)	2.20	3.00	3.50
General Market Price Index (IGP-M)	4.59	3.96	4.10
Selic (year-end)	2.25	2.25	4.75
Gross Domestic Product (PIB)	(4.00)	3.50	3.00

Guidance

Perspective up to 2020

Given the uncertainties caused by the COVID-19 pandemic, which changed the scenario and reduced the predictability of business performance at this time, the Management decided to suspend the projections we disclose to the market ("Guidance") for the year 2020.

As soon as we have a scenario that allows more predictability, Bradesco's Management will evaluate the resumption of the projection disclosure to the market.

Economic and Financial Analysis

Net Interest Income

Net Interest Income Breakdown and Analysis

R$ million	1Q20	4Q19	1Q19	Variation 1Q20 x 4Q19 R$	%	1Q20 x 1Q19 R$	%
Net Interest Income	14,499	15,428	14,087	(929)	(6.0)	412	2.9
Client Portion [(1)]	12,964	12,983	11,960	(19)	(0.1)	1,004	8.4
Average Balance	540,141	511,491	470,993	727		1,756	
Average Rate	10.0%	10.5%	10.6%	(746)		(752)	
Market Portion [(2)]	1,535	2,445	2,127	(910)	(37.2)	(592)	(27.8)

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the transfer rate of these funds; and

(2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion


11.4%
11.0%
10.7%
10.6%
10.5%
10.5%
10.5%
10.0%
6.4%
6.5%
6.3%
6.2%
6.3%
6.3%
5.1%
4.1%
11,694
11,887
11,884
11,960
12,185
12,503
12,983
12,964
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
Client Portion
Average Rate
Average Interbank Deposit Certificate (CDI)


Change in the Client Portion 1Q20 x 4Q19
12,983
727
(370)
(197)
(179)
12,964
4Q19
Average Volume
Spread
Products Mix
Number of Days
1Q20

The performance of the quarter addresses the positive effects of the average business volume increase, mainly by the operations to individuals that were driven by the growth in operations related to consumer financing (personal loans, payroll-deductible loans, vehicles and credit card), with growth of 2.5% in the quarter and 22.2% in the last 12 months and real estate financing, which grew 4.3% in the quarter and 16.1% in the last 12 months. These effects were impacted by the reduction in the average spread, due to the effects of the regulation on overdraft loans, the reduction in the Selic rate and the lower number of working days.

Net Interest Income with Clients *vs.* Expanded ALL

The variation in the net spread is related to the increase of expenditure with ALL, which in this quarter, as a reflection of the advancement of the pandemic caused by the COVID-19, we recognize R$2.7 billion in provisions related to the potential impacts initially measured in our exposures, which include corporate and mass-market customers. Excluding this effect, the net spread would be 6.8%, which better reflects the performance of our net interest income with customers.


29.9%
29.8%
31.9%
30.1%
28.6%
26.7%
30.7%
51.7%
7.9%
7.6%
7.2%
7.3%
7.4%
7.6%
7.2%
4.7%
R$ milhões
11,694
11,887
11,884
11,960
12,185
12,503
12,983
12,964
3,491
3,543
3,786
3,604
3,487
3,336
3,981
6,708
8,203
8,344
8,098
8,356
8,698
9,167
9,002
6,256
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
Expanded ALL
Net Client Portion
Expanded ALL / Client Portion - Gross %
Net Spread %

Net Interest Income – Market Portion

The decrease in the periods is justified by the effect of the mark to market in positions of arbitration of our treasury department, due to the heightened volatility of the market in this quarter and by the decrease in results from working capital due to the interest rate decrease scenario.

Main Indicators of Loan Portfolio

The charts below refer to the Loan Portfolio, as defined by Bacen:

Complementary Provision for Adverse Economic Scenario

Our level of provisioning, which is based on statistical models that capture historical and prospective information, and in the experience of Management, still reflects our expectation of losses in different economic scenarios (positive, expected and adverse). Given the crisis caused by the pandemic of the COVID-19 and the uncertainties in relation to the size of the impact that it may have on the Brazilian economy and, consequently, on our results, we have updated our economic perspectives.

In this context, we recognize additionally, R$2.7 billion of provision in our results this quarter. This value added to the pre-existing portion of R$2.4 billion, reserved for possible losses in the adverse economic scenario, totals a provision of R$5.1 billion. Of these R$5.1 billion in provision, R$4.9 billion are allocated initially as complementary provision and R$200 million as required provision. We believe that this provision reflects our best estimate of loss, until there is a clearer vision of the future scenario.

R$ 2.4 bi provision pre-existing + R$ 200 MM provision required in Mar20 + R$ 2.5 bi new complementary provision = R$ 5.1 bi Total Adverse Economic Scenario



R$ million
29,895
6,901
2,400
4,501
Adverse Economic Scenario
31,101
200
30,901
9,365
4,865
4,500
Total Adverse Economic Scenario 5,065
Required Complementary
Dec19
Required Complementary
Mar20

Delinquency Ratio

Over 90 days



%
June18 Sept Dec Mar19 June Sept Dec Mar20
Individuals: 4.8 4.7 4.4 4.3 4.3 4.3 4.4 4.8
Micro, Small and Medium-Sized Enterprises: 5.2 4.5 4.2 4.2 4.1 4.3 3.7 4.5
Total: 3.9 3.6 3.5 3.3 3.2 3.6 3.3 3.7
Large Corporates: 1.7 1.5 1.5 1.0 0.8 1.9 0.8 1.2

The increase of the indicator observed in the portfolio of individuals is related to the change in product mix, with strong growth of mass-market operations, highlighting personal credit, credit card and vehicles. In operations with companies, the behavior of the delinquency ratio is impacted by specific cases from the corporate and business segments.

From the second half of March onwards, the worsening of the COVID-19 crisis put additional pressure on delinquency ratios and we believe that this situation is likely to worsen for the financial system in general in subsequent quarters. However, the extent and duration of future impacts depend on the evolution of the pandemic and its unfolding over the economy in general.

15-90 days



%
June18 Sept Dec Mar19 June Sept Dec Mar20
Individuals: 5.2 5.2 4.8 5.3 5.2 4.8 4.8 5.6
Micro, Small and Medium-Sized Enterprises: 4.6 4.3 4.3 4.5 4.0 3.5 4.2 4.8
Total: 4.0 3.9 3.5 3.8 3.9 3.5 3.6 4.2
Large Corporates: 1.7 1.5 0.9 0.9 1.5 1.1 0.7 1.1

The increase shown in the indicator in relation to December 2019 reflects the seasonal behavior of the beginning of this year, mainly observed in the operations with individuals and companies of the "mass-market" in conjunction with the initial effects of the pandemic caused by COVID-19. In addition, there were occasional cases from the corporate and business segments.

Credit Assignments

In the 1Q20, loan assignments were made (without the retention of risks and benefits), in the amount of R$148 million related to loan operations already written-off for losses and the amount of R$6.4 billion.

Main Indicators of Loan Portfolio

Coverage Ratios

Our coverage ratios (60 and 90 days) reached 184.2% and 227.9%, respectively and the reductions in this quarter are influenced mostly by the increase in the level of delinquency, as mentioned in the analysis of the delinquency indicators on the previous page. For this quarter, we reinforced the provision, by R$2.7 billion related to the losses in the adverse economic scenario, which justifies part of the increase of our overall provision, and consequently, our level of provisioning in relation to the portfolio, which reached 8.5% at the end of the first quarter of 2020.


230.0%
243.4%
245.3%
269.2%
267.2%
225.5%
244.9%
227.9%
189.4%
200.9%
201.6%
220.2%
209.3%
188.5%
193.6%
184.2%
R$ million
35,240
35,237
35,084
36,987
36,860
36,142
36,796
40,466
18,610
15,323
17,538
14,474
17,403
14,302
16,798
13,739
17,611
13,795
19,171
16,024
19,008
15,026
21,972
17,759
June18
Sept
Dec
Mar19
June
Sept
Dec
Mar20
Total Provision (A)
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)
Coverage Ratio over 90 Days (A/C)
Coverage Ratio over 60 Days (A/B)

NPL Creation – 90 days *vs.* Write-offs

In the 1Q20, the increase in NPL Creation in the portfolio of individuals is focused on personal loans and credit card operations. In the portfolios of companies (large corporations and micro small and medium sized enterprises), the increase is justified by occasional cases in the corporate and business segments and also by the higher delinquency ratio on mass-market transactions.

Below we have demonstrated the opening of the NPL Creation per portfolio:


Total - 90 days
1.0%
1.0%
1.1%
0.9%
1.1%
1.3%
0.8%
1.5%
R$ million
3,904
4,892
4,011
4,859
4,478
4,650
3,826
4,389
4,532
4,476
5,819
3,591
3,672
4,670
6,982
4,250
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
Large Corporates
0.3%
0.5%
0.5%
-
0.3%
1.2%
-
0.7%
R$ million
327
494
572
816
627
672
18
530
334
587
1,489
215
(431)
870
934
279
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
Micro, Small and Medium-Sized Enterprises
1.2%
0.9%
1.4%
1.3%
1.4%
1.4%
0.8%
1.9%
R$ million
1,089
1,690
814
1,313
1,266
1,344
1,233
1,332
1,356
1,322
1,362
1,026
856
1,234
2,074
1,103
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
Individuals
1.4%
1.4%
1.3%
1.3%
1.4%
1.3%
1.4%
1.7%
R$ million
2,488
2,708
2,625
2,730
2,585
2,634
2,575
2,627
2,843
2,567
2,969
2,350
3,248
2,566
3,974
2,868
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Loan Portfolio

Bacen Portfolio *vs.* Expanded Portfolio

The loan portfolio (Bacen) of March 2020, which registered a positive increase in the quarter and in the last 12 months, was boosted mainly by operations with companies, with emphasis on operations related to working capital and foreign trade finance, which presented, significant increase in both the quarter comparison and in the period of 12 months.

Our average daily origination of the 1Q20, in comparison with the 1Q19, increased 41% (20% with individuals, and 53% with companies). It should be noted that, in the loans authorized for individuals through digital channels reached R$7.0 billion in the 1Q20 (+21% in relation to the 1Q19), and from this total there was an increase of 51% in the individuals mobile channel only, all that in relation to the 1Q19 releases, reaching R$4.9 billion in this quarter.

In the expanded portfolio, we highlight the growth in the quarter and in 12 months of operations with guarantees and sureties, and with credit risk, which includes debentures, mostly designed for large corporates.

R$ million	Mar20	Dec19	Mar19	Variation % Quarter	Variation % 12 months
Individuals	237,261	231,468	199,480	2.5	18.9
Companies	240,315	222,505	220,734	8.0	8.9
Loan Portfolio - Bacen	**477,577**	**453,973**	**420,214**	**5.2**	**13.7**
Sureties and Guarantees	84,890	78,231	73,314	8.5	15.8
Operations bearing Credit Risk - Commercial Portfolio (1)	62,484	61,770	49,364	1.2	26.6
Other (2)	30,143	29,070	16,928	3.7	78.1
Expanded Loan Portfolio	**655,094**	**623,045**	**559,820**	**5.1**	**17.0**
		Without exchange variation		3.4	14.8

(1) It includes debentures operations and promissory notes; and

(2) It considers letters of credit, advances of credit card receivables, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), receivables-backed investment funds (FIDC) and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio

Expanded Loan Portfolio Breakdown by Customer Profile, Product and Currency

R$ million	Mar20	Dec19	Mar19	Variation % Quarter	Variation % 12 months
Individuals	**239,214**	**233,079**	**200,198**	**2.6**	**19.5**
Consumer Financing	**163,926**	**160,006**	**134,140**	**2.5**	**22.2**
Payroll-deductible Loans	65,320	62,987	53,505	3.7	22.1
Credit Card	39,496	41,114	34,319	(3.9)	15.1
CDC / Vehicle Leasing	29,471	28,987	24,628	1.7	19.7
Personal Loans	29,639	26,918	21,688	10.1	36.7
Real Estate Financing	**46,173**	**44,288**	**39,759**	**4.3**	**16.1**
Other Products	**29,114**	**28,785**	**26,299**	**1.1**	**10.7**
Rural Loans	10,000	9,495	7,963	5.3	25.6
BNDES/Finame Onlendings	5,901	5,879	6,221	0.4	(5.1)
Other	13,214	13,411	12,116	(1.5)	9.1
Companies	**415,880**	**389,966**	**359,622**	**6.6**	**15.6**
Working Capital	68,405	58,192	56,058	17.6	22.0
Foreign Trade Finance	66,264	56,341	61,150	17.6	8.4
Real Estate Financing	15,768	16,935	21,537	(6.9)	(26.8)
BNDES/Finame Onlendings	16,253	16,671	18,443	(2.5)	(11.9)
Overdraft Account	7,248	6,208	7,020	16.7	3.3
CDC / Leasing	15,919	14,946	10,642	6.5	49.6
Rural Loans	5,393	5,598	5,019	(3.7)	7.5
Sureties and Guarantees	84,167	77,569	72,693	8.5	15.8
Operations bearing Credit Risk - Commercial Portfolio	62,484	61,770	49,364	1.2	26.6
Other	73,979	75,736	57,697	(2.3)	28.2
Expanded Loan Portfolio	**655,094**	**623,045**	**559,820**	**5.1**	**17.0**
Real	606,062	587,230	517,610	3.2	17.1
Foreign Currency	49,032	35,815	42,210	36.9	16.2

Expanded Loan Portfolio

Real Estate Financing


R$ million
Portfolio
35,618 37,051 38,284 39,759 41,282 42,931 44,288 46,173
25,425 24,515 23,000 21,537 20,565 19,900 16,935 15,768
Quartely origination
3,803 4,119 4,227 3,738 4,683 4,858 4,585 4,516
866 1,098 1,317 926 1,452 1,183 1,312 954
2,937 3,021 2,910 2,812 3,231 3,675 3,273 3,562
June18 Sept Dec Mar19 June Sept Dec Mar20
Borrower
Builder
Individuals
Companies


Units Financed
15,438 18,158 17,092
5,137 6,843 5,070
10,301 11,315 12,022
1Q19 4Q19 1Q20
Borrower
Builder

Payroll-Deductible Loans

Distribution of the Portfolio by Sector


Mar20
6.0%
46.6%
47.4%
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev

In March 2020, our market share in payroll-deductible loans reached 16.4%, a growth of 1.0 p.p. in 12 months and 2.1 p.p. in the last 24 months. It is important to note that the gains in market share originate INSS portfolio.


Portfolio
71.6% 71.6% 71.9% 71.2% 70.6% 69.7% 70.1% 68.8%
R$ million
46,593 48,572 50,932 53,505 57,318 60,258 62,987 65,320
33,544 72.0%
35,403 72.9%
38,092 74.8%
41,239 77.1%
44,634 77.9%
47,386 78.6%
50,123 79.6%
52,864 80.9%
13,049 28.0%
13,169 27.1%
12,840 25.2%
12,266 22.9%
12,684 22.1%
12,872 21.4%
12,864 20.4%
12,456 19.1%
June18 Sept Dec Mar19 June Sept Dec Mar20
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing


Portfolio
R$ million
33,227 34,435 36,811 38,226 40,527 43,260 45,960 47,734
10,553 11,273 12,564 13,062 13,979 15,255 16,444 17,084
22,674 23,162 24,247 25,164 26,547 28,005 29,516 30,650
June18 Sept Dec Mar19 June Sept Dec Mar20
Individuals
Companies

Distribution of the Portfolio by Product


7.8%
1.9%
Mar20
90.3%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Mar20	%	Dec19	%	Mar19	%
Economic Sector						
Public Sector	**16,635**	**2.5**	**15,867**	**2.5**	**16,837**	**3.0**
Oil, derivatives and aggregate activities	12,134	1.9	10,318	1.7	10,683	1.9
Production and distribution of electricity	3,682	0.6	4,714	0.8	5,141	0.9
Other sectors	819	0.1	835	0.1	1,013	0.2
Private Sector	**638,459**	**97.5**	**607,178**	**97.5**	**542,983**	**97.0**
Companies	**399,245**	**60.9**	**374,099**	**60.0**	**342,785**	**61.2**
Real estate and construction activities	34,466	5.3	33,443	5.4	35,342	6.3
Retail	41,077	6.3	40,498	6.5	35,473	6.3
Transportation and concession	32,774	5.0	32,118	5.2	26,851	4.8
Services	40,023	6.1	36,329	5.8	30,891	5.5
Wholesale	20,308	3.1	19,897	3.2	14,755	2.6
Automotive	20,989	3.2	17,568	2.8	18,180	3.2
Food products	15,518	2.4	13,497	2.2	13,862	2.5
Other sectors	194,090	29.6	180,749	29.0	167,431	29.9
Individuals	**239,214**	**36.5**	**233,079**	**37.4**	**200,198**	**35.8**
Total	**655,094**	**100.0**	**623,045**	**100.0**	**559,820**	**100.0**

Changes in the Expanded Loan Portfolio by Rating

In the last 12 months, 97.0% of operations with new customers were classified in ratings AA to C, reflecting the quality of the new captures and adjustments in the loan granting and recovery processes.

Changes in Expanded Loan Portfolio by Rating between March 2019 and 2020	Total Credit on March 2020		New Customers between April 2019 and March 2020		Remaining customers from March 2019	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	595,633	90.9	57,237	97.0	538,396	90.3
D	9,648	1.5	459	0.8	9,189	1.5
E - H	49,813	7.6	1,308	2.2	48,506	8.1
Total	**655,094**	**100.0**	**59,003**	**100.0**	**596,091**	**100.0**

Expanded Loan Portfolio by Rating and Customer Size (%)

The range represented by loans classified between AA-C remained at comfortable levels.

Customer Profile	Mar20 By Rating			Dec19 By Rating			Mar19 By Rating		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	89.8	1.1	9.2	90.1	0.8	9.1	87.9	2.0	10.1
Micro, Small and Medium-Sized Enterprises	88.4	2.7	8.9	89.2	2.4	8.4	87.4	2.7	9.8
Individuals	91.5	1.9	6.6	91.9	1.8	6.3	91.3	1.8	6.9
Total	90.3	1.8	7.8	90.6	1.5	7.9	89.1	2.0	8.9

Expanded Loan Portfolio

Portfolio by Debtors

The concentration of customers in the loan portfolio remained at comfortable levels, even with the strong growth of the portfolio demonstrating our diversification of customers.


%
33.7
33.7
32.5
32.7
33.5
27.2
27.3
26.5
26.5
27.0
17.9
18.5
18.2
17.4
17.5
12.0
12.2
12.0
11.3
11.0
1.9
1.9
1.8
1.6
1.9
Mar19
June
Sept
Dec
Mar20
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

(%)	Mar20	Dec19	Mar19
1 to 30 days	11.4	11.5	12.1
31 to 60 days	6.5	6.7	6.3
61 to 90 days	5.7	5.0	5.9
91 to 180 days	11.7	12.1	11.2
Short-Term	**35.3**	**35.3**	**35.5**
181 to 360 days	15.5	15.7	15.2
Over 360 days	49.2	49.0	49.3
Medium/ Long-Term	**64.7**	**64.7**	**64.5**

(1) Only normal course operations of Bacen Portfolio.

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Mar20	Dec19	Mar19	Variation% (unless otherwise) Quarter	12 months
Total Provision	**40,466**	**36,796**	**36,987**	**10.0**	**9.4**
- Specific	16,560	14,491	13,661	14.3	21.2
- Generic	14,541	15,404	16,428	(5.6)	(11.5)
- Complementary	9,365	6,901	6,899	35.7	35.7
Specific Provision / Total Provision (%)	40.9	39.4	36.9	1.5 p.p.	4.0 p.p.
Total Provision / Loans (%)	8.5	8.1	8.8	0.4 p.p.	(0.3) p.p.
AA - C Rated Loans / Loans (%)	90.3	90.4	89.3	(0.1) p.p.	1.0 p.p.
D-rated Loans / Loans (%)	1.8	1.8	2.5	-	(0.6) p.p.
E-H rated Loans / Loans(%)	7.8	7.8	9.5	-	(1.7) p.p.
D-rated loans	8,817	7,997	9,169	10.3	(3.8)
Provision for D-rated loans	2,194	1,947	1,414	12.7	55.2
Provision / D-rated loans (%)	24.9	24.3	15.4	0.5 p.p.	9.5 p.p.
D-H rated Non-Performing Loans	23,845	20,337	19,535	17.3	22.1
Total Provision / D-H-rated Non-performing Loans (%)	169.7	180.9	189.3	(11.2) p.p.	(19.6) p.p.
E-H Rated Loans	37,387	35,318	35,589	5.9	5.1
Provision for E-H rated loans	30,419	29,133	32,759	4.4	(7.1)
Provision / E-H rated loans (%)	81.4	82.5	92.0	(1.1) p.p.	(10.7) p.p.
E-H rated Non-Performing Loans	20,070	17,294	16,772	16.1	19.7
Total Provision / E-H-rated Non-performing Loans (%)	201.6	212.8	220.5	(11.2) p.p.	(18.9) p.p.

Main Funding Sources

Funds Raised and Managed

R$ million	Mar20	Dec19	Mar19	Variation % Quarter	Variation % 12 months
Demand Deposits	38,101	40,701	32,977	(6.4)	15.5
Savings Deposits	113,106	114,178	108,575	(0.9)	4.2
Time Deposits + Debentures	258,180	217,073	192,907	18.9	33.8
Borrowing and Onlending	60,241	53,966	59,944	11.6	0.5
Funds from Issuance of Securities	172,560	170,743	157,507	1.1	9.6
Subordinated Debts	15,620	12,606	18,528	23.9	(15.7)
Eligible Debt Capital Instruments	36,614	36,708	35,430	(0.3)	3.3
Subtotal	**694,422**	**645,975**	**605,868**	**7.5**	**14.6**
Securities Sold Under Agreements to Repurchase (1)	224,136	213,122	258,162	5.2	(13.2)
Interbank Deposits	888	549	597	61.7	48.7
Working Capital (Own/Managed)	104,913	107,703	99,059	(2.6)	5.9
Foreign Exchange Portfolio	37,930	15,489	21,733	-	74.5
Payment of Taxes and Other Contributions	2,980	712	4,139	-	(28.0)
Technical provisions for insurance, pension plans and capitalization bonds	272,257	274,765	261,106	(0.9)	4.3
Funds raised	**1,337,527**	**1,258,315**	**1,250,664**	**6.3**	**6.9**
Investment Funds and Managed Portfolios	**915,467**	**1,000,818**	**954,386**	**(8.5)**	**(4.1)**
Total Assets under Management	**2,252,994**	**2,259,133**	**2,205,050**	**(0.3)**	**2.2**

(1) It does not consider debentures.

Loans *vs.* Funding

In order to evaluate loan operations in relation to funding, we deducted from the total customer funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from customers effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the customer's sector.

The relation between loans and funding at the end of March 2020 reached 89.9%, and the increase of this margin in this quarter is influenced by the effect of the release of compulsory resources by Bacen, which by means of Circular No. 3,993/20 has reduced the rate of the compulsory collection on time deposits, from 25% to 17%, as one of the measures of liquidity in combating the crisis caused by the COVID-19.

R$ million	Mar20	Dec19	Mar19	Variation % (unless otherwise) Quarter	Variation % (unless otherwise) 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	41,081	41,413	37,116	(0.8)	10.7
Savings Deposits	113,106	114,178	108,575	(0.9)	4.2
Time Deposits + Debentures	258,180	217,073	192,907	18.9	33.8
Funds from Financial Bills	160,325	167,367	153,590	(4.2)	4.4
Customer Funds (1)	**572,692**	**540,031**	**492,188**	**6.0**	**16.4**
(-) Reserve Requirements	(65,895)	(90,622)	(86,646)	(27.3)	(23.9)
(-) Available Funds (Brazil)	(14,893)	(15,156)	(13,051)	(1.7)	14.1
Customer Funds Net of Reserve Requirements	**491,904**	**434,253**	**392,491**	**13.3**	**25.3**
Borrowing and Onlending	60,241	53,966	59,944	11.6	0.5
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	81,796	74,286	78,545	10.1	4.1
Total Funding (A)	**633,941**	**562,505**	**530,980**	**12.7**	**19.4**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**570,204**	**544,814**	**486,506**	**4.7**	**17.2**
B / A	89.9%	96.9%	91.6%	(6.9) p.p.	(1.7) p.p.

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguro's Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

R$ million	Mar20	Dec19	Mar19	Variation % Mar20 x Dec19	Variation % Mar20 x Mar19
Assets					
Current and Long-Term Assets	**311,243**	**318,254**	**301,790**	**(2.2)**	**3.1**
Securities	298,754	306,876	291,422	(2.6)	2.5
Insurance Premiums Receivable	4,165	3,915	3,694	6.4	12.8
Other Loans	8,324	7,464	6,674	11.5	24.7
Permanent Assets	**7,619**	**7,630**	**6,786**	**(0.1)**	**12.3**
Total	**318,862**	**325,885**	**308,576**	**(2.2)**	**3.3**
Liabilities					
Current and Long-Term Liabilities	**282,137**	**286,520**	**275,652**	**(1.5)**	**2.4**
Technical provisions for insurance, pension plans and capitalization bonds	272,257	274,765	261,106	(0.9)	4.3
Tax, Civil and Labor Contingencies	2,600	2,577	2,397	0.9	8.5
Payables on Insurance, Pension Plan and Capitalization Bond Operations	1,086	657	523	65.3	107.8
Other liabilities	6,194	8,521	11,628	(27.3)	(46.7)
Non-controlling Interest	**779**	**752**	**715**	**3.7**	**9.0**
Shareholder's Equity [1]	**35,946**	**38,614**	**32,209**	**(6.9)**	**11.6**
Total	**318,862**	**325,885**	**308,576**	**(2.2)**	**3.3**

(1) In March 2020, the shareholders' equity of Bradesco Seguros S.A., which controls the operational companies (insurance, pension plans and capitalization bonds), is R$19,070 million.

Consolidated Statement of Income

R$ million	1Q20	4Q19	1Q19	Variation % 1Q20 x 4Q19	Variation % 1Q20 x 1Q19
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income [1]	11,400	12,020	10,952	(5.2)	4.1
Retained Claims	(7,139)	(7,308)	(6,378)	(2.3)	11.9
Capitalization Bond Draws and Redemptions	(1,302)	(1,479)	(1,305)	(12.0)	(0.2)
Selling Expenses	(775)	(887)	(778)	(12.6)	(0.4)
Financial Results	747	1,553	1,335	(51.9)	(44.0)
Income from Insurance, Pension Plans and Capitalization Bonds	**2,931**	**3,900**	**3,826**	**(24.9)**	**(23.4)**
Fee and Commission Income	475	493	536	(3.7)	(11.4)
Personnel Expenses	(399)	(503)	(414)	(20.7)	(3.6)
Other Administrative Expenses	(364)	(373)	(337)	(2.4)	8.0
Tax Expenses / Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries / Other Operating Income / Expenses	(676)	(261)	(609)	-	11.0
Operating Income	**1,967**	**3,256**	**3,002**	**(39.6)**	**(34.5)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(809)	(1,337)	(1,188)	(39.5)	(31.9)
Recurring Net Income	**1,158**	**1,919**	**1,814**	**(39.7)**	**(36.2)**

(1) It includes reinsurance premiums.

Note: For comparison purposes, the effects of non-recurring events are not considered.

Insurance, Pension Plans and Capitalization Bonds

Net Income Distribution and Revenue of Insurance, Pension Plans and Capitalization Bonds

Net Income



R$ million
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20
ROAE - %: 19.7 18.2 22.3 23.4 23.7 24.1 24.2 13.4
1,582 1,462 1,782 1,814 1,833 1,885 1,919 1,158
Life and Pension Plans: 987 745 1,003 934 830 910 1,029 811
Property & Casualty and Others: 230 334 355 398 514 549 465 41
Health: 215 250 323 340 326 271 269 181
Capitalization Bonds: 150 133 101 142 163 155 156 125
Life and Pension Plans
Health
ROAE - %
Property & Casualty and Others
Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income – Revenue



R$ million
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20
18,223 17,588 19,187 18,062 18,822 19,746 21,038 18,966
8,795 8,172 9,659 8,685 8,920 9,661 10,845 9,062
6,247 6,369 6,574 6,586 6,725 6,901 7,117 7,146
1,511 1,504 1,385 1,313 1,535 1,550 1,422 1,298
1,670 1,543 1,569 1,478 1,642 1,634 1,654 1,460
Life/AP/VGBL/PGBL/Basic Lines
Health
Auto/P&C + DPVAT
Capitalization Bonds

The fall of the consolidated net income in relation to the previous quarter and to the 1Q19 is largely justified by the market volatility, which impacted our financial results, especially in the variable income and multi-market positions. In addition, the result of our positions in securities pegged to the IPCA was impacted by the reduction of the indicator when compared to the previous periods.

In the 1Q20, the total revenues registered a growth of 5.0% compared to the 1Q19, influenced by the "Health" and "Life and Pension" products, which presented growths of 8.5% and 4.3%, respectively.

We highlight below the performance of the companies of the Insurance Group:

- **Bradesco (Health):** in comparison with the 1Q19, it presented a growth of 8.5% in revenues, due the strategic actions that improved the level of retention of customers, as well as the offer of new products and new types of contracts.
- **Bradesco (Auto/P&C):** the evolution in the processes of underwriting has contributed to the Company's growth in the segments with higher operating income, which can be seen in the performance indicators.
- **Bradesco (Life and Pension Plans):** in relation to the 1Q19, the revenues were driven by the performance of "Life" segment, which grew 14.2%.
- **Bradesco (Capitalization Bonds):** compared to 1Q19, the reduction in net income is impacted by lower financial results.

We also highlight the advance of the commercialization of products through the digital channels, whose revenues in the 1Q20 surpassed R$225 million, totaling more than 378 thousand of transactions, 40.2% growth in comparison to the same period in 2019.

Performance Ratios



%
Claims Ratio (1)
73.8 72.4 70.4 68.5 72.5 74.2 74.2 72.9
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20
%
Expense Ratio (2)
8.4 8.5 8.3 8.2 8.3 8.2 8.3 8.0
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20
%
Administrative Efficiency Ratio (3)
4.0 4.4 4.3 4.0 4.2 4.3 4.0 4.0
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20
%
Combined Ratio (4) (5)
84.8 84.1 80.8 80.3 84.5 84.4 84.2 83.6
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20

(1) Retained Claims/Earned Premiums; (2) Selling Expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions.

Note: For comparison purposes, the effects of non-recurring events are not considered.



Clients (1) and Employees
27,492 28,661 28,948
7,254 7,325 7,319
Mar19 Dec19 Mar20
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

(1) It excludes overlap of customers

Insurance, Pension Plans and Capitalization Bonds

Combined Ratio per Industry


%
98.7
97.4
99.8
98.4
98.0
99.1
98.2
96.9
94.6
96.8
93.8
92.6
95.5
97.1
95.3
95.4
56.1
54.3
54.4
50.4
55.7
54.6
56.1
53.5
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
Health
Auto/P&C
Life

Claims Ratio per Industry


%
87.9
85.7
84.0
81.1
86.7
87.9
86.1
84.2
73.8
72.4
70.4
68.5
72.5
74.2
74.2
72.9
60.2
62.2
61.9
59.2
59.2
58.8
59.3
57.9
32.4
30.4
31.2
33.3
29.5
34.8
33.9
31.8
31.3
29.3
23.5
25.3
28.5
30.3
31.1
29.7
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health

Expense Ratio per Industry


%
22.1
22.5
21.1
21.3
21.0
21.3
20.8
20.4
16.8
18.5
17.3
17.1
17.6
18.0
20.3
20.0
16.5
16.2
16.7
16.7
17.2
16.8
17.1
16.7
8.4
8.5
8.3
8.2
8.3
8.2
8.3
8.0
4.4
4.5
4.6
4.6
4.6
4.5
4.8
4.4
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20
Health
Total
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty

Technical Provisions


R$ million
252,072
254,653
258,755
261,106
265,241
269,675
274,765
272,257
228,408
230,754
234,661
236,888
240,388
244,312
249,240
246,298
10,311
10,358
10,392
10,378
10,756
11,014
11,132
11,727
7,873
8,022
8,187
8,336
8,538
8,699
8,838
8,854
4,521
4,579
4,608
4,567
4,665
4,791
4,753
4,541
June18
Sept
Dec
Mar19
June
Sept
Dec
Mar20
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C (1)

(1) It does not include technical provisions for the DPVAT segment.

Insurance, Pension Plans and Capitalization Bonds

Life and pension plans


R$ million
934
1,029
811
8,685
10,845
9,062
1Q19
4Q19
1Q20
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In the comparative to the 1Q19, net income is influenced by the increase in the claims ratio in the "Life" line, expense ratio, decrease in financial results and by the review of the management fees of some pension plans, due to the higher competitive market dynamics and the new interest rate scenario, impacting our fees and commission income, compensated by a 4.3% growth in revenues, with a 14.2% growth in the "Life" segment.

In the comparative to the 4Q19, the revenues did not present the same performance as the previous quarter due to the higher volume of private pension contributions, which are seasonal in the last quarter of each year.

The net income was impacted by declines in revenues, lower financial result, due to our positions in IPCA, given the reduction of the index in relation to the 4Q19 and the 1Q19 and lower administration fees with the impact of the smallest amount of business days, offsetting the improvement of the claims ratio, which contributed to the maintenance of the expense ratio.

Participants in Life and Personal Accidents and in Pension Plans


In thousand
Number of Life and Personal Accidents
34,157
33,149
33,117
Mar19
Dec19
Mar20


In thousand
Number of Pension and VGBL Participants
2,961
2,937
2,912
Mar19
Dec19
Mar20

Health


R$ million
340
269
181
6,151
6,663
6,686
1Q19
4Q19
1Q20
Net Written Premiums
Net Income

Note: It considers the companies Bradesco Saúde and Mediservice. For comparison purposes, effects of non-recurring events are not considered.

Net income, in comparison with the 1Q19, reduced 46.8%, which mainly reflects the increase in claims ratio, by the greater number of business days, partially offset by the revenues and financial results growth.

Regarding 4Q19, the maintenance in revenues, the lower insurance claims and sales expenses, as well as the higher financial results, were impacted by higher operating expenses, which justify the variation of net income in this period.

The portfolio of policyholders, showed a slight increase in the annual comparison.

Number of Bradesco Saúde and Mediservice Policyholders


In thousand
3,579
3,666
3,643
141
134
132
3,438
3,532
3,511
Mar19
Dec19
Mar20
Company Health Plans
Individual Health Plans

Insurance, Pension Plans and Capitalization Bonds

Capitalization Bonds



R$ million
142
156
125
1,478
1,654
1,460
1Q19
4Q19
1Q20
Capitalization Bond Income
Net Income

In the annual and quarter comparison, the net income decrease is due to the lower income (net of draws, redemptions and selling expenses) and the decrease in the financial income.

We also highlight that we have maintained our leadership in this market, with a Market Share of 27.2% (SUSEP – January 2020).



In thousand
Number of Active Capitalization Bonds
2,751
2,736
2,733
23,034
22,220
21,574
7,253
7,477
7,465
15,781
14,743
14,109
Mar19
Dec19
Mar20
Active Capitalization Bonds
Active Drawing Right Assignment
Customers

Auto and Property & Casualty



R$ million
95
94
114
1,273
1,398
1,290
1Q19
4Q19
1Q20
Net Written Premiums
Net Income

In comparison with the 1Q19, net income increase reflects the growth in revenues; the improvement in claims ratio due to the risk acceptance process, the automation of processes, the claims adjustment and the reduction in the frequency of theft and robbery; the expense ratio maintenance; and the higher financial income.

In comparison with the 4Q19, the net income increase is mainly related to the improvement of the operating income, influenced by the decrease in the claims and expense ratios.



Number of Policyholders
In thousand
2,995
3,007
2,994
1,489
1,432
1,422
1,506
1,575
1,572
Mar19
Dec19
Mar20
Auto/Optional Third-Party Liability
P&C

Dynamics of the Insurance business in view of the adverse economic scenario

The Bradesco Seguros Group had an atypical quarter, due to factors that impacted the Brazilian and world economy. The main impact was on the financial result, reflecting the volatility observed in the variable income, in addition to the fall of the basic interest rate.

From the second half of March, the economic scenario was strongly influenced by the news about the pandemic of the new coronavirus, in particular with the publication of the first cases registered in Brazil and the implementation of the first social distancing measures. Since the identification of the first cases, Bradesco Saúde made available to its beneficiaries a call center with a team of doctors and nurses, working 24 hours, seven days a week, to provide guidance and clarification of doubts exclusively for suspected cases of COVID-19. For the cases of health care in person, a support network was created, by means of Meu Doutor Novamed, clinics of the Meu Doutor program and referenced clinics. With the beginning of the social distancing measures, we observed a change in the mix of events in various different businesses.

In Health, there was a beginning of a reduction of elective procedures, yet it was possible to verify a gradual growth of emergency events and hospitalizations associated to the new coronavirus. It is worth mentioning that these elective procedures will be resumed later, as social isolation softens. Despite the low visibility of projections regarding the future behavior of these events, it is estimated that its effects will tend to worsen in the coming periods. In Auto insurance, the reduction of urban circulation pointed to a momentary decrease in the frequency of claims. The impacts on the sale of new vehicles have directed the commercial focus towards renewals. In addition, a series of measures have been taken, including simplification of processes and the spread payment of the policies. Now in the segment of Life Insurance, even though it is early to conclude anything, there is expectation of some worsening of non-indemnifiable events associated with the pandemic.

The emergency and assistance services in all lines are still in normal operation.

The Insurance Group is closely monitoring the situation and taking the necessary measures to cope with the demands which arise. Additionally, the dynamics of distribution channels is also undergoing adjustments due to the reduction of circulation. We have had success with the expansion of the digital services that have demonstrated effectiveness in serving our customers, business partners and distribution network.

Fee and Commission Income

Below is the composition of fee and commission income in the respective periods:

R$ million	1Q20	4Q19	1Q19	Variation % 1Q20 x 4Q19	Variation % 1Q20 x 1Q19	As of % 1Q20
Card Income	2,700	2,906	2,766	(7.1)	(2.4)	32.6
Checking Account	1,980	1,980	1,851	-	7.0	23.9
Asset Management	913	968	966	(5.7)	(5.5)	11.0
Loans Operations	721	807	726	(10.7)	(0.7)	8.7
Collections and Payments	659	653	641	0.9	2.8	8.0
Consortium Management	490	513	457	(4.5)	7.2	5.9
Custody and Brokerage Services	346	307	264	12.7	31.1	4.2
Underwriting / Financial Advisory Services	192	434	121	(55.8)	58.7	2.3
Other	282	261	282	8.0	-	3.4
Total	**8,283**	**8,829**	**8,074**	**(6.2)**	**2.6**	**100.0**
Business Days	**62**	**64**	**61**	**(2)**	**1**	**-**

Highlights

The performance of this quarter in relation to the 1Q19 was boosted by the increase of the operational volume, due to the higher offer and placement of products and services, which mainly benefited the consortium management, custody and brokerage services, in addition to the positive performance of the income from the checking accounts. In comparison with the 4Q19, the decline is related to the seasonal effect of the previous quarter, mainly affecting the card income and loan operations. Furthermore, the lower activity of the capital market affected the performance of the underwriting / financial advisory services.

Below are some highlights that influence the results from fee and commission income in the periods:

- Checking Accounts – we highlight the growth in relation to the 1Q19 originated from the higher checking account holders' base, with an increase of 1.9 million in the last 12 months, standing out the continuous strengthening in the management of the portfolio of services, being a continuous process of improvement and expansion of the variety of products, which we seek to offer in an assertive way to customers, strengthening our relationship with them.
- Asset Management – the variation in comparison with the 4Q19 is related to the lower number of business days, and in comparison with the 1Q19, the decrease is justified by the actions to adapt the product portfolio to customers, in line with market dynamics and interest rate scenario.
- Loans Operations – the drop in the quarter (1Q20 *vs.* 4Q19) is related to lower commissions on guarantees given (guarantees and sureties), as well as the largest volumes of loan origination performed in the previous quarter, given the seasonal effect of the end of the year in addition to the higher number of business days.
- Collections and Payments – the variation of this line, in the periods, reflects the increase in the volume of documents processed, mainly those related to the collection of taxes and higher volumes of payment processing coming from e-commerce.
- Consortium Management – the good results showed in this line are originated from the various actions that aimed to optimize the result, where we highlight, beyond the continuous review of the portfolio for a more customized offer, for each segment, the increase of the digital features, which was acquired through the Bradesco App and Bradesco Internet Banking started in the 2Q19, reaching 9,488 new quotas, with revenues of R$512 million. We also emphasize that Bradesco Consórcios continues leading in the segments in which it operates (real estate, auto and trucks).
- Custody and Brokerage Services – the positive variation in relation to the periods was observed in the brokerage revenues, due to the higher volumes traded, with emphasis on the performance obtained in transactions carried out through the Ágora Corretora.



Number of Transactions - Credit Cards
In million
552.6
586.0
578.5
Volume Traded - Credit Cards
R$ million
49,064
54,862
53,803
1Q19
4Q19
1Q20
Checking Account Holders
In million
28.1 28.1 28.3 28.8 29.2 29.6 30.1 30.7
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20
Number of Outstanding Consortium Quotas
In thousand
1,444 1,463 1,504 1,528 1,539 1,601 1,617 1,585
51 54 57 59 63 69 71 71
245 250 257 260 261 267 266 252
1,148 1,159 1,190 1,209 1,215 1,266 1,280 1,262
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20
Auto
Real Estate
Trucks
Assets under Custody
R$ billion
1,497 1,559 1,623 1,654 1,775 1,803 1,855 1,590
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20
Processed Documents (Cash Management Solutions) (1)
In million
702 707 712 740 752 778 803 787
2Q18 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20

(1) It includes billing and collection services, payments, and others.

Operating Expenses

Personnel and Administrative Expenses and Other Operating Expenses Net of Income

R$ million	1Q20	4Q19	1Q19	Variation % 1Q20 x 4Q19	Variation % 1Q20 x 1Q19	As of % 1Q20
Personnel Expenses						
Structural	4,289	4,289	4,089	-	4.9	36.5
Payroll/Social Charges	3,074	3,046	2,917	0.9	5.4	26.1
Benefits	1,215	1,243	1,172	(2.3)	3.7	10.3
Non-Structural	1,032	1,179	1,069	(12.5)	(3.5)	8.8
Management and Employee Profit Sharing	778	708	695	9.9	11.9	6.6
Provision for Labor Claims	148	325	259	(54.5)	(42.9)	1.3
Training	34	49	34	(30.6)	-	0.3
Termination Costs	72	97	81	(25.8)	(11.1)	0.6
Total - Personnel Expenses	5,321	5,468	5,158	(2.7)	3.2	45.3
Administrative Expenses						
Outsourced Services	1,284	1,406	1,170	(8.7)	9.7	10.9
Depreciation and Amortization	799	781	722	2.3	10.7	6.8
Data Processing	511	692	621	(26.2)	(17.7)	4.3
Advertising and Marketing	291	558	295	(47.8)	(1.4)	2.5
Communication	404	452	441	(10.6)	(8.4)	3.4
Asset Maintenance	316	360	307	(12.2)	2.9	2.7
Rent	345	329	316	4.9	9.2	2.9
Financial System Services	273	273	266	-	2.6	2.3
Transportation	190	208	194	(8.7)	(2.1)	1.6
Security and Surveillance	185	190	184	(2.6)	0.5	1.6
Utilities (Water, Electricity and Gas)	112	112	122	-	(8.2)	1.0
Travel	53	105	68	(49.5)	(22.1)	0.5
Materials	40	55	48	(27.3)	(16.7)	0.3
Other	275	290	272	(5.2)	1.1	2.3
Total - Administrative Expenses	5,078	5,811	5,026	(12.6)	1.0	43.2
Subtotal Operating Expenses (Personnel + Administrative)	10,399	11,279	10,184	(7.8)	2.1	88.4
Other Operating Expenses Net of Revenue						
Expenses with Marketing of Cards	662	643	536	3.0	23.5	5.6
Civil and Tax Contingencies	67	143	117	(53.1)	(42.7)	0.6
Claims	93	116	97	(19.8)	(4.1)	0.8
Other	536	479	875	11.9	(38.7)	4.6
Total - Other Operating Expenses Net of Revenue	1,358	1,381	1,625	(1.7)	(16.4)	11.6
Total Operating Expenses	11,757	12,660	11,809	(7.1)	(0.4)	100.0
Customer Service Points (in units)	81,064	80,222	76,223	842	4,841	-



100,489
95,520
92,861
108,793
98,808
97,593
97,683
98,159
98,605
99,156
99,198
99,272
97,329
97,234
4,674
4,659
4,507
5,314
4,749
4,708
4,700
4,652
4,617
4,594
4,581
4,567
4,478
4,400
2013
2014
2015
2016
2017
Mar18
June18
Sept18
Dec18
Mar19
June19
Sept19
Dec19
Mar20
Employees
Branches

Personnel Expenses – In relation to the 4Q19, a reduction of 2.7% is related to lower expenses with provision for labor claims and termination costs. In the annual comparison, the increase of 3.2% is related to higher expenses with payroll/social charges, in relation to the effects of the collective bargaining agreement, whose readjustment was 4.3%, which were partially offset by lower expenses with provision for labor claims.

Administrative Expenses – In comparison with the 1Q19 the expenses grew only 1.0%, reflecting the actions of the Management to maintain a strong cost control and improving operational efficiency. The growth is related to higher expenditure on depreciation and amortization (+10.7%), due to the higher investments in technology, such as the acquisition of new equipment and the implementation of new systems, whose development is directly related to the growth in the volume of business. It is worth noting that the expenses presented growth below the accumulated inflation in 12 months (IGP-M 6.8% and IPCA 3.3%). The reduction of expenditure in comparison with the 4Q19 reflects lower spending in virtually all the lines, highlighting advertising and marketing, outsourced services and data processing.

Other Operating Expenses, Net of Income – The reduction of other operating income, net of income in the periods, is related to lower expenses with the constitution of operational provisions (both civil and tax) and a reduction in expenditure on claims, which offset the higher expenses with the marketing of cards in the periods, whose increase is related to higher expenses with points programs and higher costs arising from insurance activities.

Additional Information

Basel Ratio

The reduction of our ratio of tier I capital in relation to the previous quarter is influenced by the volatility of the market we have had in this quarter, which impacted the mark to market of securities available for sale, which reduced our shareholders' equity and by the increase of risk weighted assets (RWA), which is related to the greater volume of tax credits, as well as the effect of the operations with credit risk. These impacts were partially offset by our internal generation of capital (net income after JCP) and by the reduction of the prudential adjustments in the period. It is noteworthy that, from April 1, 2020, the minimum required capital shall be 8.25% for tier I capital and 6.75% for the common equity, according to Resolution No. 4,783/20.



14.9%
16.8%
17.8%
18.1%
18.6%
18.1%
16.5%
13.9%
11.4%
12.2%
13.7%
14.4%
15.0%
14.7%
13.3%
11.4%
0.8%
0.8%
1.4%
1.4%
1.4%
1.3%
1.3%
1.1%
10.6%
11.4%
12.3%
13.0%
13.7%
13.4%
12.0%
10.3%
3.5%
4.5%
4.2%
3.7%
3.6%
3.4%
3.2%
2.5%
Tier I
Tier II
June18
Sept
Dec
Mar19
June
Sept
Dec
Mar20
Total Ratio
Common Equity
Tier II
Additional Capital



%
Changes in the Tier I Ratio in the quarter
13.3
1.3
13.4
0.4
(0.2)
(0.8)
0.3
(1.6)
11.4
1.3
12.0
Limits 2020 (1)
9.5% Tier I
8.0% Common Equity
Dec19
Net Income 1Q20
Interest on Shareholders' Equity
Valuation Adjustment - Equity
Prudential Adjustments
Weighted Assets
Mar20
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15. It is noteworthy that, from April 1, 2020, the minimum required capital shall be 8.25% for tier I capital and 6.75% for the common equity, according to Resolution No. 4,783/20.

Selected Information – History

R$ million

Income Statement for the Period	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18
Recurring Net Income	3,753	6,645	6,542	6,462	6,238	5,830	5,471	5,161
Net Interest Income	14,499	15,428	14,773	14,468	14,087	14,774	13,953	13,507
Clients Portion	12,964	12,983	12,503	12,185	11,960	11,884	11,887	11,694
Net Clients Portion of Expanded ALL	6,256	9,002	9,167	8,698	8,356	8,098	8,344	8,203
Expanded ALL	(6,708)	(3,981)	(3,336)	(3,487)	(3,604)	(3,786)	(3,543)	(3,491)
Fee and Commission Income	8,283	8,829	8,423	8,280	8,074	8,434	8,123	8,171
Administrative and Personnel Expenses	(11,757)	(12,660)	(12,434)	(12,123)	(11,809)	(10,619)	(10,099)	(9,920)
Income from Insurance, Pension Plans and Capitalization Bonds	2,931	3,900	3,473	3,594	3,826	3,542	3,231	3,221
Statement of Financial Position								
Total Assets	1,486,358	1,409,305	1,404,664	1,412,294	1,388,429	1,386,010	1,356,748	1,306,209
Securities	656,719	657,504	649,080	650,112	630,310	658,501	634,066	598,128
Expanded Loans Portfolio	655,094	623,044	593,474	575,302	559,820	542,741	534,957	525,863
- Individuals	239,214	233,079	222,036	210,103	200,198	193,835	186,177	182,817
- Companies	415,880	389,966	371,438	365,198	359,622	348,905	348,780	343,046
Allowance for Loan Losses (ALL)	(40,466)	(36,796)	(36,142)	(36,860)	(36,987)	(35,084)	(35,237)	(35,240)
Total Deposits	402,205	368,948	338,911	332,074	326,674	342,879	319,375	299,604
Technical Provisions	272,257	274,765	269,675	265,241	261,106	258,755	254,653	252,072
Shareholders' Equity	129,548	133,723	138,313	133,636	126,674	121,121	115,670	113,039
Assets under Management	2,252,994	2,259,133	2,255,680	2,231,331	2,205,050	2,181,893	2,127,243	2,050,956
Performance Indicators (%)								
Recurring Net Income per Share - R$ (1) (2)	2.65	2.93	2.84	2.72	2.57	2.44	2.33	2.26
Book Value per Common and Preferred Share - R$ (2)	14.66	15.13	15.65	15.12	14.34	13.71	13.09	12.79
Annualized Return on Average Equity (3) (4)	11.7	20.6	20.5	20.6	20.5	19.0	18.7	18.5
Annualized Return on Average Assets (4)	1.0	1.8	1.8	1.8	1.8	1.6	1.6	1.6
Fixed Asset Ratio	35.5	38.3	33.7	34.4	35.3	36.3	38.0	44.9
Combined Ratio - Insurance (5)	83.6	84.2	84.4	84.5	80.3	80.8	84.1	84.8
Efficiency Ratio (ER) (1) (6)	49.1	49.0	49.5	49.4	49.5	49.6	49.3	49.4
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (1)	77.9	77.8	78.1	79.3	80.4	81.0	81.0	80.9
Market Capitalization - R$ million (7)	158,941	282,075	261,708	285,870	270,349	242,606	182,110	171,604
Loan Portfolio Quality (Bacen) - %								
ALL / Loan Portfolio	8.5	8.1	8.2	8.6	8.8	8.6	8.8	9.0
Non-performing Loans (> 60 days / Loan Portfolio)	4.6	4.2	4.3	4.1	4.0	4.3	4.4	4.8
Delinquency Ratio (> 90 days / Loan Portfolio)	3.7	3.3	3.6	3.2	3.3	3.5	3.6	3.9
Coverage Ratio (> 90 days)	227.9	244.9	225.5	267.2	269.2	245.3	243.4	230.0
Coverage Ratio (> 60 days)	184.2	193.6	188.5	209.3	220.2	201.6	200.9	189.4
Operating Limits %								
Basel Ratio - Total	13.9	16.5	18.1	18.6	18.1	17.8	16.8	14.9
Tier I Capital	11.4	13.3	14.7	15.0	14.4	13.7	12.2	11.4
- Common Equity	10.3	12.0	13.4	13.7	13.0	12.3	11.4	10.6
- Additional Capital	1.1	1.3	1.3	1.4	1.4	1.4	0.8	0.8
Tier II Capital	2.5	3.2	3.4	3.6	3.7	4.2	4.5	3.5

(1) In the last 12 months;
(2) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(3) Excluding adjustments of Equity Evaluation recorded under Shareholders' Equity;
(4) Year-to-Date Recurring Net Income;
(5) It excludes additional reserves;
(6) ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and
(7) Number of shares (excluding treasury shares) vs. the closing price for common and preferred shares on the period's last trading day.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial[(1)] *vs.* Recurring[(3)]

1Q20 x 4Q19

R$ million	First Quarter of 2020				Fourth Quarter of 2019			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**976**	**13,523**	**-**	**14,499**	**19,825**	**(4,397)**	**-**	**15,428**
Expanded ALL	(7,375)	667	-	(6,708)	(5,378)	(3,090)	4,487	(3,981)
Gross Income from Financial Intermediation	**(6,399)**	**14,190**	**-**	**7,791**	**14,447**	**(7,487)**	**4,487**	**11,447**
Income from Insurance, Pension Plans and Capitalization Bonds	2,186	745	-	2,931	2,379	1,521	-	3,900
Fee and Commission Income	8,211	72	-	8,283	8,763	66	-	8,829
Personnel Expenses	(5,177)	(144)	-	(5,321)	(8,739)	-	3,271	(5,468)
Other Administrative Expenses	(5,165)	87	-	(5,078)	(5,811)	-	-	(5,811)
Tax Expenses	(1,037)	(876)	-	(1,913)	(2,194)	165	-	(2,029)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	62	-	-	62	93	-	-	93
Other Operating Income / Expenses	(3,216)	1,487	371	(1,358)	(12,537)	4,813	6,343	(1,381)
Operating Income	**(10,535)**	**15,561**	**371**	**5,397**	**(3,599)**	**(922)**	**14,101**	**9,580**
Non-Operating Income	6	6	-	12	(88)	66	-	(22)
Income Tax / Social Contribution and Non-controlling Interest	13,911	(15,567)	-	(1,656)	8,570	856	(12,339)	(2,913)
Net Income	**3,382**	**-**	**371**	**3,753**	**4,883**	**-**	**1,762**	**6,645**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$15,815 million in the 1Q20 and R$(1,523) million in the 4Q19; and in the 4Q19 includes the reallocation, in the amount of R$459 million on the Net Interest Income and ALL items, mainly related to the effects of the operation for the sale of financial assets (loan assignment); and the managerial reclassifications in items that compose the ALL, in the amount of R$866 million, due to the restructuring of operations of corporate customers which, for better effect of comparability, were allocated from the items of Granted Discounts/other and impairment of financial assets for ALL (gross). As of 1Q20, it includes new managerial reclassifications due to the implementation of Circular No. 3,959/19, which does not change the composition of the recurring statement of income; and

(3) It refers to Managerial Statement of Income[(1)] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial(1) *vs.* Recurring(3)

1Q20 x 1Q19

R$ million	First Quarter of 2020				First Quarter of 2019			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**976**	**13,523**	-	**14,499**	**18,713**	**(4,626)**	-	**14,087**
Expanded ALL	(7,375)	667	-	(6,708)	(6,292)	2,688	-	(3,604)
Gross Income from Financial Intermediation	**(6,399)**	**14,190**	-	**7,791**	**12,421**	**(1,938)**	-	**10,483**
Income from Insurance, Pension Plans and Capitalization Bonds	2,186	745	-	2,931	2,491	1,335	-	3,826
Fee and Commission Income	8,211	72	-	8,283	8,001	73	-	8,074
Personnel Expenses	(5,177)	(144)	-	(5,321)	(4,905)	(253)	-	(5,158)
Other Administrative Expenses	(5,165)	87	-	(5,078)	(5,026)	-	-	(5,026)
Tax Expenses	(1,037)	(876)	-	(1,913)	(1,726)	(26)	-	(1,752)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	62	-	-	62	48	-	-	48
Other Operating Income / Expenses	(3,216)	1,487	371	(1,358)	(3,674)	1,602	447	(1,625)
Operating Income	**(10,535)**	**15,561**	**371**	**5,397**	**7,630**	**793**	**447**	**8,870**
Non-Operating Income	6	6	-	12	(97)	121	-	24
Income Tax / Social Contribution and Non-controlling Interest	13,911	(15,567)	-	(1,656)	(1,713)	(914)	(29)	(2,656)
Net Income	**3,382**	-	**371**	**3,753**	**5,820**	-	**418**	**6,238**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$15,815 million in the 1Q20 and R$240 million in the 1Q19. As of 1Q20, it includes new managerial reclassifications due to the implementation of Circular No. 3,959/19, which does not change the composition of the recurring statement of income; and

(3) It refers to Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Balance Sheet [(1)] – Consolidated

In order to gradually reduce the asymmetry of the disclosure of financial statements between the accounting standard set forth in COSIF in connection with international standards (IFRS), the Central Bank, through CMN Resolution No. 4,720/19, regulated new procedures for preparation and disclosure of financial statements and through Circular No. 3,959/19 established the guidelines that will be applied from January 1, 2020. Among the main changes implemented were those listed below: The new structure and Balance Sheet accounts that are presented in order of liquidity and collectability.

R$ million	Mar20	Dec19	Mar19	Variation % Mar20 x Dec19	Variation % Mar20 x Mar19
Assets					
Cash and cash equivalents	93,947	61,568	116,474	52.6	(19.3)
Financial instruments	1,292,469	1,260,647	1,199,319	2.5	7.8
Funds available	19,046	15,848	12,263	20.2	55.3
Interbank Investments	65,896	90,622	86,647	(27.3)	(23.9)
Deposits with the Brazilian Central Bank	631,004	643,275	613,495	(1.9)	2.9
Derivative Financial instruments	25,715	14,229	16,815	80.7	52.9
Loans	405,932	376,681	354,621	7.8	14.5
Other financial instruments	144,876	119,992	115,478	20.7	25.5
Leases	2,956	2,857	2,123	3.5	39.2
Provision for Expected Credit Loss Associated with Credit Risk	(40,466)	(36,796)	(36,987)	10.0	9.4
Loans Operations	(36,763)	(33,562)	(34,727)	9.5	5.9
Leases	(149)	(160)	(133)	(6.9)	12.0
Other Credits	(3,554)	(3,074)	(2,127)	15.6	67.1
Deferred tax assets	85,168	68,088	55,418	25.1	53.7
Investments in associates and Jointly Controlled Entities	1,974	2,035	2,026	(3.0)	(2.6)
Premises and equipment	21,310	20,688	18,641	3.0	14.3
Intangible	37,461	36,705	35,895	2.1	4.4
Depreciation and Amortization	(32,977)	(31,748)	(27,335)	3.9	20.6
Property and equipment	(10,968)	(10,527)	(9,611)	4.2	14.1
Intangible	(22,009)	(21,221)	(17,724)	3.7	24.2
Other assets	26,854	27,222	24,655	(1.4)	8.9
Provisions for Impairment of Assets	(2,338)	(1,961)	(1,800)	19.2	29.9
Total	1,486,358	1,409,305	1,388,429	5.5	7.1
Liabilities					
Deposits and Other Financial Instruments	1,013,847	925,321	938,459	9.6	8.0
Deposits from banks	294,878	272,794	328,146	8.1	(10.1)
Deposits from customers	399,776	366,795	325,016	9.0	23.0
Funds from Issuance of Securities	172,560	170,743	157,507	1.1	9.6
Subordinated debt	52,234	49,314	53,958	5.9	(3.2)
Derivative financial instruments	22,483	13,826	17,993	62.6	25.0
Other liabilities	71,916	51,849	55,839	38.7	28.8
Provision	308,003	312,280	290,277	(1.4)	6.1
Insurance technical provisions and pension plans	272,257	274,765	261,106	(0.9)	4.3
Other reserves	35,746	37,515	29,171	(4.7)	22.5
Deferred income tax	5,174	8,107	4,887	(36.2)	5.9
Other liabilities	27,959	28,062	26,363	(0.4)	6.1
Total liabilities	1,354,983	1,273,770	1,259,986	6.4	7.5
Shareholders' Equity					
Shareholders' Equity Attributed to Controlling Shareholders	129,548	133,723	126,673	(3.1)	2.3
Non-controlling interest	1,827	1,812	1,770	0.8	3.2
Shareholders' Equity Total	131,375	135,535	128,443	(3.1)	2.3
Total	1,486,358	1,409,305	1,388,429	5.5	7.1

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report.

(This page has been left blank intentionally)

Additional Information

Return to Shareholders

Main Indicators

Price/Earnings Ratio: It indicates the possible number of years which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) (1)



8.6
8.8
11.3
11.9
11.9
10.4
10.9
6.8
June18
Sept
Dec
Mar19
June
Sept
Dec
Mar20

Price to Book Ratio: It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)



1.5
1.6
2.0
2.1
2.1
1.9
2.1
1.2
June18
Sept
Dec
Mar19
June
Sept
Dec
Mar20

Dividend Yield: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the profit sharing.

Dividend Yield (2) (3) - %



4.3
4.1
3.0
2.7
2.6
3.0
5.5
10.0
2Q18
3Q
4Q
1Q19
2Q
3Q
4Q
1Q20

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity



37.0%
32.2%
6,035
48.7%
41.4%
6,976
51.7%
44.0%
7,204
40.3%
34.2%
7,299
73.9%
68.8%
15,863
37.1%
31.5%
1,191
12M15
12M16
12M17
12M18
12M19
1Q20
Dividends/Interest on Shareholders' Equity (1) - Gross in R$ million
Net Payout (2) - 12 months
Gross Payout (2) - 12 months

(1) In 12M19, it considers R$8.0 billion extraordinary dividends paid on October 23, 2019; and

(2) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Preferred Shares – BBDC4



Buy
100.0%

Bradesco Shares

Share and ADR Performance (1)

In R$ (unless otherwise stated)	1Q20	4Q19	1Q19	Variation % 1Q20 x 4Q19	Variation % 1Q20 x 1Q19
Recurring Net Income per Share	0.42	0.75	0.71	(44.0)	(40.8)
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.11	1.02	0.19	(89.2)	(42.1)
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.12	1.12	0.21	(89.3)	(42.9)

In R$ (unless otherwise stated)	Mar20	Dec19	Mar19	Variation % Mar20 x Dec19	Variation % Mar20 x Mar19
Book Value per Common and Preferred Share	14.66	15.13	14.34	(3.1)	2.2
Last Trading Day Price – Common Shares	17.10	30.97	28.67	(44.8)	(40.4)
Last Trading Day Price – Preferred Shares	18.88	32.88	32.53	(42.6)	(42.0)
Last Trading Day Price – Common share ADR (US$)	3.25	7.89	7.22	(58.9)	(55.0)
Last Trading Day Price – Preferred share ADR (US$)	3.69	8.14	8.27	(54.6)	(55.3)
Market Capitalization (R$ million) (2)	158,941	282,075	270,349	(43.7)	(41.2)

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume



R$ million
470
155
315
2010
505
193
312
2011
511
233
278
2012
531
292
239
2013
622
326
296
2014
647
320
327
2015
704
352
352
2016
684
354
330
2017
928
522
406
2018
1,223
734
489
2019
1,508
940
569
1Q20
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4



Base 100
220
106
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Mar20
BBDC4
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad



As % of Investors (%)
0.3
6.9
Mar20
92.8
Ownership of Capital (%)
20.7
32.8
Mar20
46.5
Domiciled Abroad
Companies
Individuals

Additional Information

Service Channels and Customers

	Mar20	Dec19	Mar19	Variation Mar20 x Dec19	Variation Mar20 x Mar19
Structural Information - Units					
Customer Service Points	81,064	80,222	76,223	842	4,841
- Branches	4,400	4,478	4,594	(78)	(194)
- PAs	4,025	3,997	3,846	28	179
- PAEs	897	874	915	23	(18)
- Banco24Horas Network	14,263	14,763	13,202	(500)	1,061
- Bradesco Expresso (Correspondent Banks)	40,483	39,100	38,490	1,383	1,993
- Bradesco Financiamentos	16,924	16,938	15,103	(14)	1,821
- Losango	58	58	60	-	(2)
- Branches, Subsidiaries and Representation Office, Abroad	14	14	13	-	1
ATMs	56,634	57,720	57,480	(1,086)	(846)
- Onsite Network - Bradesco	33,326	33,900	34,823	(574)	(1,497)
- Banco24Horas Network	23,308	23,820	22,657	(512)	651
Employees	97,234	97,329	99,156	(95)	(1,922)
Outsourced Employees and Interns	14,589	15,078	14,788	(489)	(199)
Customers - In millions					
Total Customers (1)	70.0	72.0	71.7	(2.0)	(1.7)
Account Holders (2)	30.7	30.1	28.8	0.6	1.9
Savings Accounts	61.3	63.9	59.6	(2.6)	1.7
Insurance Group (1)	28.9	28.7	27.5	0.2	1.4
Policyholders	47.0	47.2	47.8	(0.2)	(0.8)
Pension Plan Participants	2.9	2.9	3.0	-	(0.1)
Capitalization Bond Customers	2.7	2.7	2.8	-	(0.1)
Bradesco Financiamentos	1.3	1.3	1.3	-	-

(1) It excludes overlap of customers; and
(2) It includes salary account.

Market Share of the Branches

Region	Mar20 Bradesco	Mar20 Market Share	Dec19 Bradesco	Dec19 Market Share	Mar19 Bradesco	Mar19 Market Share
North	255	23.3%	255	23.3%	261	23.7%
Northeast	820	25.4%	829	25.7%	849	25.3%
Midwest	364	22.2%	368	22.5%	377	22.2%
Southeast	2,289	22.9%	2,336	23.2%	2,388	22.6%
South	672	18.3%	690	18.7%	719	19.0%
Total	**4,400**	**22.4%**	**4,478**	**22.7%**	**4,594**	**22.4%**

Additional Information

Market Share in relation to the Market – %

	Mar20	Dec19	Mar19
Bacen			
Bank			
Demand Deposits	N/A	12.2	11.9
Savings Deposits	N/A	13.3	13.6
Time Deposits	N/A	14.0	13.1
Loans	12.2	12.2	11.7
Loans - Private Institutions	22.9	23.1	23.7
Loans - Vehicles Individuals (CDC + Leasing)	14.1	14.2	13.9
Payroll-Deductible Loans	16.4	16.4	15.4
Social Security Institute (INSS)/Dataprev	21.2	21.2	19.5
Private Sector	16.4	16.5	15.7
Public Sector	13.5	13.4	12.6
Real Estate Financing	8.2	8.1	8.4
Consortia			
Real Estate	27.1 (1)	26.7	28.3
Auto	34.8 (1)	33.3	32.7
Trucks, Tractors and Agricultural Implements	21.7 (1)	20.1	18.6
Internacional Area			
Export Market	19.3	24.0	21.0
Import Market	17.5	23.9	21.4
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	24.3 (2)	24.0	24.7
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.8 (2)	23.6	24.2
Life/Personal Accident Insurance Premiums	18.7 (2)	19.8	18.5
Auto/P&C Insurance Premiums	6.9 (2)	7.8	7.4
Auto/Optional Third-Party Liability Insurance Premiums	10.0 (2)	11.4	10.5
Health Insurance Premiums	52.7 (2)(3)	52.0 (3)	51.8
Income from Pension Plan Contributions (excluding VGBL)	30.5 (2)	27.4	30.4
Capitalization Bond Income	26.4 (2)	26.8	27.0
Technical provisions for insurance, pension plans and capitalization bonds	24.2 (2)	24.2	25.2
Income from VGBL Premiums	22.8 (2)	22.3	24.5
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	31.8 (2)	25.8	25.1
Pension Plan Investment Portfolios (including VGBL)	24.9 (1)	25.1	26.4
Anbima			
Investment Funds and Managed Portfolios	18.2	18.6	20.3
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	32.0	32.1	31.6
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	21.7	19.8

(1) Reference Date: January 2020;
(2) Reference Date: February 2020;
(3) Projected market; and
N/A – Not available.

Additional Information

Ratings

Fitch Ratings

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody's Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global (1) / **Austin Rating**

S&P Global - Global Scale - Issuer Credit Rating				S&P Global - National Scale		Austin Rating - National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In April 2020, there was a review from the perspective of the ratings on a global scale of Bradesco from positive to stable, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, the ratings of global scale were reaffirmed.

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide the dissemination of the risk culture to all the employees at every level of the Organization, from business areas to the Board of Directors.

Our risk and capital management structures have policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making. The most notable amongst these are: the Integrated Risk Management and Capital Allocation Committee, which aims to advise the Board of Directors on the fulfillment of its duties, related to the management policy and to the risk exposure limits policy, and assure within our scope the fulfillment of the processes, policies, related rules, and regulations and laws applicable to our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (bradescori.com.br – Notice to the Market – Risk Management).

Capital Management

We have a department responsible for Capital Management, subordinated to the Controllership Department, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this governance comprises Commissions, Executive Committees and Non-Statutory Committees who assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (No. 4,502/16), available on the Investor Relations website at bradescori.com.br.

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15, amended by CNSP Resolutions No. 360/17, and No. 368/18, sets out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09, amended by Normative Resolution No. 373/15, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Solvency Margin (SM).

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2020 amounted to R$12 billion.

Basel Ratio

The table below shows the historical composition of the Regulatory Capital, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III Prudential Conglomerate							
R$ million	Mar20	Dec19	Sept19	June19	Mar19	Dec18	Sept18	June18
Calculation Basis								
Regulatory Capital	120,212	125,275	134,334	130,808	123,412	117,940	110,141	97,785
Tier I	98,451	100,832	108,818	105,448	98,370	90,322	80,344	74,794
Common Equity	89,172	91,272	99,031	95,843	88,944	81,090	75,036	69,589
Shareholders' Equity	129,548	133,723	138,313	133,636	126,674	121,121	115,670	113,039
Non-controlling/Other	199	106	230	163	152	170	108	108
Phase-in arrangements provided for Resolution No 4,192/13	(40,575)	(42,558)	(39,512)	(37,956)	(37,883)	(40,200)	(40,742)	(43,558)
Additional Capital (1)	9,278	9,560	9,787	9,605	9,427	9,232	5,308	5,205
Tier II	21,761	24,444	25,516	25,359	25,042	27,618	29,797	22,991
Subordinated Debt (according to Resolution No. 4,192/13)	20,559	21,324	22,280	22,363	21,988	22,417	23,212	16,594
Subordinated Debt (before Resolution No 4,192/13)	1,202	3,119	3,236	2,996	3,054	5,201	6,585	6,397
Risk-Weighted Assets (RWA)	863,208	759,051	740,183	701,776	682,635	661,616	656,301	657,922
Credit Risk	781,319	680,908	659,401	632,615	612,394	598,058	590,790	588,341
Operational Risk	63,720	64,572	64,572	57,494	57,494	53,151	53,151	53,510
Market Risk	18,169	13,571	16,210	11,668	12,747	10,407	12,360	16,071
Total Ratio	13.9%	16.5%	18.1%	18.6%	18.1%	17.8%	16.8%	14.9%
Tier I Capital	11.4%	13.3%	14.7%	15.0%	14.4%	13.7%	12.2%	11.4%
Common Equity	10.3%	12.0%	13.4%	13.7%	13.0%	12.3%	11.4%	10.6%
Additional Capital	1.1%	1.3%	1.3%	1.4%	1.4%	1.4%	0.8%	0.8%
Tier II Capital	2.5%	3.2%	3.4%	3.6%	3.7%	4.2%	4.5%	3.5%
Subordinated Debt (according to Resolution No. 4,192/13)	2.4%	2.8%	3.0%	3.2%	3.2%	3.4%	3.5%	2.5%
Subordinated Debt (before Resolution No 4,192/13)	0.1%	0.4%	0.4%	0.4%	0.4%	0.8%	1.0%	1.0%

(1) It includes subordinated perpetual debts issued in the 4Q18, in the amount of R$4.2 billion, that were approved and authorized by Central Bank.

Corporate Governance

Our Management comprises the Board of Directors, which is composed of ten directors – two of which are independent – and its Board of Executive Officers, with no fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, according to statutory provision.

Seven Committees advise the Board, which are statutory: (i) Audit; and (ii) Remuneration; and non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation – COGIRAC; (vi) Sustainability and Diversity; and (vii) Succession and Appointment. Various executive committees assist the activities of the Board of Executive Officers, all regulated by their own charters.

The Fiscal Council, a permanent supervisory body, comprises five effective members and their respective alternates. The preferred shareholders and non-controlling shareholders holders of common shares are responsible for choosing two effective members and their respective alternates. Besides the Fiscal Council and the Audit Committee, we are submitted to Internal Audit which reports to the Board of Directors.

Bradesco is listed in Tier 1 of Corporate Governance of B3. Further information is available on Bradesco's Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance, Ethics and Integrity

The Compliance, Ethics and Integrity Programs include our managers, employees, interns, apprentices, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization and guide their daily interactions and decisions, eliciting our standards of conduct and ethics principles.

These principles are supported by codes, policies, standards, procedures, training programs for professionals and controls, and seek to promptly detect any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

These control mechanisms are objects of evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, and are supported by Committees subordinated to the Board of Directors, such as Integrity and Ethical Conduct, Integrated Risk Management and Capital Allocation.

Investor Relations area – IR

The market relations area is responsible for disseminating the information regarding the financial economic performance of the Organization, as well as its governance structure, policies and practices. All this information is available on the website banco.bradesco/ri, among them, the Economic and Financial Analysis Report which provides an accurate analysis about the corporate accounting and Bradesco's Integrated Report, which shows a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, among other corporate information are available on the IR website.

Additionally, the Market Relations area maintains a constant dialog with the market: in the first quarter of 2020, we interacted with 362 national and international investors, through conferences in Brazil and/or abroad, meetings, conference calls and institutional presentations. In the same period, we released the 2019 Integrated Report, in which we compiled institutional and sustainability information in a single publication.

Social Actions

COVID-19 pandemic

The Organization is contributing actively to overcome this pandemic, taking care of employees and customers as well as intensifying the commitment with society. In the first chapter of this report, we present a series of actions taken to combat the pandemic. For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus.

Fundação Bradesco

With a broad social and educational program in place for 63 years, Fundação Bradesco operates 40 own schools across Brazil. In 2020, a budget preview of R$794 million will benefit an estimated 84,588 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also will receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), the forecast is to benefit 3,500,000 students through the e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in the program, and another 12,447 students will be benefited from projects and initiatives carried out in partnership with the Educa+Ação, and from courses and educational and information technology lectures.

Sustainability

Sustainability is among the strategic drivers of the Organization. The management of environmental, social and governance ("ESG" or "ASG", in the acronym in Portuguese) issues is fundamental to our survival and growth in a context that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, customers and the society, we also contribute to the sustainable development of the country.

Our commitment to sustainability is also reinforced in the establishment of dialogs with various stakeholders and through adherence to incorporate initiatives and voluntary commitments, such as: Global Compact Initiatives, Goals of Sustainable Development (ODS), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Businesses for the Climate (EPC), Women's Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), among others.

Considering the main challenges and trends of the sustainability agenda, in 2019, we reviewed our sustainability strategy and structured 6 pillars with the goal to continue leveraging the theme in the Organization and anticipating future challenges: **Sustainable Business:** The goal is to expand the supply of products and services that promote a more inclusive society and support customers in the transition to a more sustainable economy; **Climate Change:** To ensure that our businesses are prepared for the challenges of climate change, we seek a continuous improvement in business management and strategic reviews, in addition to greater transparency in relation to the climatic impacts on the Organization; **Customer Relationships:** We aim to serve the customer with excellence, constantly improving the way we serve them, based on their needs and goals, so as to contribute with their achievements.; **Diversity:** Bradesco seeks to welcome and promote diversity among its employees and customers. The goal is to attract and retain talents, expand the access to career opportunities and adequately serve an increasing range of customer profiles; **Innovation:** Through guiding our strength of innovation – already present in the DNA and in the practices of Bradesco – toward sustainability, we have the potential to bring about positive changes in the business of Bradesco and in the relationship with customers; and **Private Social Investment:** As one of the largest private donors in Brazil, we seek to maximize the management of outcomes and impacts of Bradesco's social investment in the country.

The main decisions and monitoring of the sustainability strategy are conducted by the Sustainability and Diversity Committee which meets quarterly and has members of the Board of Directors and of the Board of Executive Officers, including the Chief Executive Officer. The Committee's decisions are advised by the Sustainability Committee, an Executive body composed by officers and managers from several areas, that guarantee the integrated application of the thematic to the businesses and operations, help on the execution of plans and do the project monitoring.

We closed 2019 with advances in performance in environmental, social and governance (ASG) issues, being recognized by specialized indexes of stock exchanges and ASG rating agencies. For the 14th time, we are present in the Dow Jones Sustainability Indices (DJSI), in the World and Emerging Markets portfolios, performing above the world average. We are the Brazilian private bank with the best performance in 2019. Further information is available on Bradesco's Investor Relations website (bradescori.com.br – Integrated Report).

New commitments in the face of climate change

We have made a commitment that, from the end of 2020, 100% of Bradesco's operations will be supplied with electricity from renewable sources. The initiative will make Bradesco one of the first financial institutions in the world to complete the energy transition. In addition, we are committed to neutralizing 100% greenhouse gas emissions (carbon equivalent), beginning in 2019. This made Bradesco the first major Brazilian bank to achieve this level of carbon offsets.

International recognition

Bradesco was classified, for the second consecutive year, in the Silver category of "The Sustainability Yearbook 2020". This indicates that we are in the group of 5% of the financial institutions with the best performance in sustainability according to the analysis of S&P Global – responsible for the ESG analysis that determines the companies that will comprise the Dow Jones Sustainability Indices of the New York Stock Exchange.

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Independent Auditor's Report

Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial Analysis Report

To
Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of March 31, 2020 and for the three month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not become aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

In Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of March 31, 2020 and for the three month period then ended has been prepared by the Management of Bradesco, based on the information contained in the March 31, 2020 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 4 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not become aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

Osasco, April 29, 2020

KPMG

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

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Consolidated Financial Statements

1st Quarter 2020

bradesco

Management Report

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on March 31, 2020, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic comment

Currently, we are experiencing a period of great challenges and uncertainties arising from the COVID-19 pandemic. It is, according to the World Health Organization (WHO), the largest global pandemic of our time. We are going through an unprecedented moment, a unique situation, in which the flow of new information is intense, and can change the reading of the scenario. The crisis did not originate in the financial system or was related to external geopolitical threats. It is an event that affects the lives of people in general, as well as the routine of companies and the financial market. In Brazil, we have a solid, robust financial system, which has contributed with various measures to mitigate and overcome the crisis.

The scenario that is emerging for the Brazilian economy is very different to the one predicted at the beginning of the year. Even though the Country has advanced structurally, it is not immune to a crisis of this magnitude. It is important that we move forward to minimize the loss of human lives, firstly, and economic losses, with joint actions of the whole of society, workers, entrepreneurs, private sector and government, of which the responses, so far, have been appropriate.

Our structural vision in relation to the Country has not changed. We continue seeing opportunities in broader horizons. The dimension of what needs to be done regarding the crisis is still uncertain and, therefore, it is necessary to monitor the evolution of the cases and measures proposed by the government and private sector, to estimate the consequences of the pandemic. It is essential that, once the crisis is over, we resume the reformist agenda and the control of public spending, so that the potential for economic growth is higher, in a sustainable way, with inflation and low interest rates.

Governments and central banks around the world have responded to the crisis on a large scale. Even so, in 2020 the global GDP should record a recession not seen since the 1930s. All forecasting exercises, however, contain a high degree of uncertainty at the present moment. We do not know, yet, what will be the horizon of reopening of the economies, whether there will be a quick resumption and if the habits of economic agents will have changed. Whatever happens, we are confident that this period will be overcome with the cooperation and efforts of all.

2. Highlights for the period

- In February, we announced that until the end of 2020 our operations will be 100% supplied by renewable resources and that 100% of carbon emissions generated by operating activities will be neutralized. With this, Bradesco will become one of the first major banks in the world to achieve its energy transition and the first financial institution in Brazil to achieve such a level of carbon neutrality.
- In the period, due to the COVID-19 pandemic, we highlight that, in partnership with Itaú and Santander banks, among other actions carried out, we acquired and donated 5 million rapid tests, 30 CTS, 30 PCR machines for diagnosis and the confection of 15 million cloth masks, everything to meet directly the needs of the Ministry of Health and the State Health Departments.

Management Report

3. Quarter Results

We recorded, in the first quarter of 2020, a book net income of R$3.4 billion, equivalent to R$0.42 per common share and R$0.46 per preferred share, with an annualized return on average equity of 10.5%. The annualized return on average total assets was 1.0%.

To the shareholders, in terms of Interest on Shareholders' Equity, we allocated R$1.2 billion, in gross values, in the period from January to March 2020, of which R$436 million were paid monthly and R$754 million were provisioned. Furthermore, on February 28, 2020, R$490.9 million were paid in supplementary dividends related to the period of 2019, of which R$0.058213963 per common share and R$0.064035359 per preferred share, without incidence of Income Tax.

It is worth highlighting that the quarter results were impacted by higher expenses with ALL, a reflection reinforcement of the provision in the amount of R$2.7 billion, consequence of the adverse economic scenario that may result in an increase in the level of defaults, reflecting the bankruptcy of companies, an increase in the unemployment rate, as well as the degradation of the value of guarantees. This amount added to the pre-existing portion of R$2.4 billion, reserved for possible losses in an adverse economic scenario, totaling a provision of R$5.1 billion. Of the R$5.1 billion in provision, R$4.9 billion is initially allocated as a supplementary provision and R$200 million as a required provision.

It is important to mention that our activities are in full operational capability. Since the beginning of the pandemic, our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee formed by the Chief Executive Officer, all Vice-Presidents and the Chief Risk Officer (CRO), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of Covid-19 and its effects on operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan (PCN), and since the second half of March 2020, we have intensified internal and external actions, in a consistent and timely manner, with the aim of minimizing the impacts involved.

The taxes and contributions, accrued in the first three months of the year, including pensions, paid or provisioned, amounted to R$5.9 billion, of which 43.4% is related to taxes withheld and collected from third parties, and 56.6% calculated based on the activities developed by the Bradesco Organization.

Capital and reserves

On March 31, 2020, we highlight:

R$79.1 billion totaled the paid Capital Stock;

R$50.6 billion totaled the Equity Reserves; and

R$130.3 billion was the Shareholders' Equity with a reduction of 3.1% in comparison to December 2019, caused by the volatility of the market, which impacted the adjustment of equity valuation, representing 9.1% of Total Assets. The book value per share was of R$14.74.

The Share Capital informed already includes an increase of R$4.0 billion with a 10% bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", deliberated in the Special Shareholders' Meeting, held on March 10, 2020 and homologated by the Central Bank of Brazil on March 30, 2020.

The fair value of Bradesco reached R$158.9 billion, which is equivalent to 1.2 times the Shareholders' Equity. The calculation is made based on the listing of shares on stock exchanges.

The Basel Ratio reached 13.9%, which is higher than the minimum of 11.5% regulated by Resolution No. 4,193/13, of the National Monetary Council, according to the Basel Committee. Regarding the Regulatory Capital, the fixed asset ratio reached 35.5%, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Management Report

Below, a summary of our financial information:

R$ million	Mar20
Statement of Financial Position - Selected Data	
Securities	**582,462**
Available-for-Sale	264,282
Trading	221,085
Held-to-maturity (1)	97,095
Expanded Loans Portfolio (2)	**655,094**
Total Assets under Management	**2,203,098**
Funds Raised	915,467
Assets under Management	1,287,631
Total Deposits	**401,915**
Time Deposits	251,484
Savings Deposits	113,106
Demand Deposits	36,728
Interbank Deposits	597
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	**272,257**
Subordinated Debt	**52,234**
Brazil	38,084
Overseas	14,150
Funds from Issuance of Securities	**172,540**
Brazil	159,243
Overseas	13,297
Tax Payments and Collection and Related Charges	**2,980**
Working Capital	**102,223**
Borrowings and Onlendings	**57,268**
Brazil	21,992
Overseas	35,276
Exchange Portfolio	**37,930**
Securities sold under agreements to repurchase	**188,284**
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days (3) / Loan Portfolio) - %	3.7

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";

(2) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC); and

(3) Overdue loans.

Management Report

4. Clients

The client is the reason for our existence. We constantly reinforce our positioning so that all who work here know how to act in their relationship with clients.

We have 77 years of existence and we have improved to better serve and interact with people. We provide services according to the needs and preferences of each one, identifying their moment of life and understanding their plans and goals to facilitate and take part in their achievements.

We can serve all profiles of clients with the same level of excellence to meet the highest number of people, thereby fulfilling our goals of access democratization to banking products and services, encouraging financial inclusion, social mobility and entrepreneurship. Having the scale and diversification as differentials in our business model, these values extend to non-account holders, because we recognize their importance and their potential to expand our business.

In the period, **our base was composed of 70.0 million clients**. And, to ensure a journey of quality, we segmented the structure, both for individuals and companies.


LARGE CORPORATE
≥ R$4 billion
PRIVATE BANK
≥ R$5 million
CORPORATE
R$500 mi to R$ 4 bi
PRIME
≥ R$10,000 or
≥ R$100,000
CORPORATE ONE
R$30 to R$500 mi
EXCLUSIVE
R$4,000 to R$10,000 or
≥ R$ 40,000
Non-account holders
Institutional Segment
COMPANY AND BUSINESS
Up to R$30 mi
CLASSIC
≤ R$4,000
Bradesco Expresso and Banking Service Point
Investments
Monthly Income
Annual Sales Revenue

5. Service Structure

We are the only Bank present throughout Brazil and we also operate in strategic locations abroad. With a wide Service Network and constantly updated, we provide a modern structure, offering practical services in all segments we operate.

At the end of the quarter, our Network comprised of 81,064 points, distributed according to the following:

	Mar20
Structural Information - Units	
Customer Service Points	**81,064**
- Branches	4,400
- PAs	4,025
- PAEs	897
- Banco24Horas Network	14,263
- Bradesco Expresso (Correspondent Banks)	40,483
- Bradesco Financiamentos (Correspondent Banks)	16,924
- Losango	58
- Branches, Subsidiaries and Representative Office Abroad	14
ATMs	**56,634**
- Onsite Network - Bradesco	33,326
- Banco24Horas Network	23,308

Management Report

Digital Channels

We offer various products and services in any place and time through Digital Channels – Internet Banking, mobile app, ATM, Social Networks and *Fone Fácil*, aiming at the convenience, practicality and security for clients. Currently, these medias represent 96% of all transactions carried out in Bradesco, highlighting online and mobile services, which represent 87%.

Digital Platforms

We have, up until now, eight large Digital Platforms serving clients of the Exclusive and Prime sectors, invited or that have requested migration for the units because of their relationship profile. Currently, we supply 317,308 thousand clients with 206,661 thousand clients in the Exclusive and 110,647 thousand clients in the Prime. We also have the Digital Branch Bradesco Private Bank, with 3,485 thousand clients in this segment.

Accessibility

We were pioneers in 1998 in offering several accessibility solutions, products and services that guarantee more autonomy and independence to the clients with hearing, physical, intellectual and visual impairments. We are vigilant in the mission of access and inclusion democratization, developing and using means to bring practicality and financial independence to this important target audience.

As a highlight, we have the Bradesco Digital Libras, which provides quality and assertive services to the public with hearing disabilities, expanding their relationship with us. The employees provide the initial services and connect the clients to the digital interpreter. We also have the Mouse Virtual, Virtual Vision, Tutoring in Brazilian Sign Language (Libras), Braille Kit, Enlarged Font, Bank's WebLibras Home Page and we also innovated by providing withdrawal in Libras assisted by the Iris – Digital Brazilian Sign Language Interpreter of Bradesco, among others.

International Area

We maintained the leading position in the exports, imports and foreign trade ranking (FT), occupying a prominent position in Trade Finance.

We act in the main regions of Brazil through 12 specialized operational units and 18 service points located in the Corporate segment.

Abroad, we count on 3 Branches, 9 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Overseas Network

Branches	
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Representative Office	
Miami	Banco Bradesco S.A.
Hong Kong	Banco Bradesco S.A.

Management Report

next, our digital bank

next is a complete and 100% digital bank, which started with the mission of transforming the relationship between the bank and the hyper-connected public, complementing the ecosystem of solutions of the Bradesco Organization. It functions based on the concepts of user experience, intelligent journeys and predictive algorithms to offer the best features, anticipate actions and suggest the most suitable solutions for cash management that will work best for each clients, providing them with total freedom to manage their money.

To provide innovative and integrated solutions to the purposes of the clients, it relies on a sophisticated platform and differentials, such as account and credit card without fees, unlimited withdrawals in ATMs of Bradesco and Banco24horas Network, free of charge transfers between banks – DOC (Credit Transfer Document) and TED (Express Wire Transfer) – investment funds, CDB, installment loan and insurance. It is also a major hub of connection between financial and non-financial services, with a broad network of partners that offer discounts, special offers and advantages in transport, restaurants applications and many others.

125 million processed transactions in the first quarter.

Exceeded 2.3 million accounts and more than 500 thousand accounts were opened in the quarter.

6. Main products and services

Insurance and others

Grupo Bradesco Seguros, leader in the Brazilian and Latin America market, contributes consistently to the consolidated results of the Organization and represents us in offering multiple products for personal, family and business protection in various segments, such as Auto Insurance, Life, Health Plan, Dental, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which includes Home and Property Insurance for individuals and companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and of transport, aimed at medium- and large-sized corporate clients of the most diverse segments.

A modern structure is available to more than 28.6 million policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco Branches and an active brokers network, ensuring presence in all regions of the Country.

On March 31, 2020, it recorded:

R$1.2 billion in Net Income;

R$35.9 billion in Shareholders' Equity; and

R$19.0 billion in net insurance premiums issued, pension contributions and income from capitalization.

Cards

We have the most complete means of payment solutions line of the Country and work with the main cards, like Elo, Visa, Mastercard and American Express, and we also offer Private Label cards in partnership with important companies.

Bradescard México, our subsidiary abroad is one of the main financial institutions serving the needs of the Mexican market, as one of the largest issuers of loan with exclusivity in chains of stores, leaders in the local market, like the chain of C&A stores.

Also in payment systems, we are well positioned with relevant market participations such as Cielo and, through Elopar, an investment holding company which investments include Alelo (benefit, pre-paid cards and

Management Report

money card), Livelo (coalition loyalty program), as well as participations in Elo Serviços (brand) and Banco CBSS (credit card issuance and other financial products) and Veloe (mobility and tolls company).

R$53.8 billion in card transactions in the period.

R$1.8 billion in Fee and Commission Income.

Loan Operations

In the crisis arising from the COVID-19 pandemic, we are in full operational capability, with appropriate teams ready to meet the needs of clients. In relation to credit, in addition to the various options normally available, we evidenced some that support people and companies at this time:

Individuals: renegotiation of 60 days at the same rate of interest for contracts; and operations for renegotiation with a longer grace period;

Small- and medium-sized enterprises: emergency fund for Financing of Payrolls with differentiated interest, up to 36 months to pay and with a 6 months grace period; and renegotiation of 60 days at the same rate of interest for contracts; and

Large corporates: working capital to support the immediate need of cash; and payment extension of loan installments.

We continue with the expansion of the loan portfolio, focused on improving the experience and meeting the real needs of clients. Our capillarity allows us to offer loans or direct financing or in strategic partnerships with the various business chains. We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. The policy we have guides management's actions and is constantly updated and consistent with the economic reality.

We highlighted some of the lines:

- **Agribusiness:** we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country.
- **Onlendings:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings.
- **Real Estate Financing:** one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers.
- **For companies:** working capital items, advances on receivables and financing of goods focused on small- and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large- and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Balance of the main portfolios in the period:

R$655.1 billion on loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;

R$40.3 billion was the consolidated balance of the allowance for loan losses, considering a complementary provision of R$9.3 billion, constituted considering our provisioning model, which is based on statistical models that capture historical and forward-looking information, and management's experience in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse);

R$163.9 billion in operations intended to consumer financing – that comprises almost 70% of loan operations to individuals –, which includes the amount of R$65.3 billion in Payroll-Deductible Loans with 9.4 million active contracts;

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R$62.0 billion was the balance in the Real Estate Financing portfolio, whereby R$46.2 billion was intended for individuals and R$15.8 billion for companies, totaling 315,353 units financed;

R$15.4 billion in applications on agribusiness; and

R$22.2 billion amounted to the balance of onlending portfolios, with 138,665 agreements.

Consortia

To account holders as well as to non-account holders, we offer a complete product and service portfolio, through Bradesco Consórcios (consortia), with an integrated platform for the marketing of solutions in synergy with the Branches and Digital Platforms, ensuring our market leadership on the three segments we operate in: Auto, Truck and Real Estate sectors.

R$5.3 billion in revenues in the first three months of the year, totaling R$79.9 billion accrued until March 2020.

R$490 million in Fee and Commission Income.

1.585 million of active quotas, totaling 125.9 thousand new quotas sold.

Investment Bank

Through Banco Bradesco BBI, which operates as the Investment Bank of the Organization, we advised clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

With a highly qualified research team, the Global Markets area, responsible for the securities and for the institutional client relationship covers varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$25.6 billion was the amount recorded for 46 investment banking transactions.

Asset Management – Management of Resources

Through BRAM – Bradesco Asset Management, one of the market leaders, we offer complete solutions in asset management and investments portfolios for all the client profiles that we serve.

It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and Abroad, and various Family Offices, ensuring excellence in service quality.

R$576.2 billion in investment funds and managed portfolios under its management accrued in the first quarter.

Complete Investment Platform

Our Complete Investment Platform has its values supported by 3 pillars:

- Specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions, to meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels;
- Product portfolio and recommended portfolios in an open platform that allows access to any product of the market regardless of the originator and issuer, as well as curator of investments, which will recommend the best combination of products in view of the objectives and clients profiles; and
- Leading edge digital trading platforms that allow quick, easy and complete access to clients.

The investment management platform, in addition to using the services of Bradesco's Branch Network managers, also comprises an investment specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. Suggested portfolios, which combine

Management Report

a diversity of financial products and are established monthly, based on the domestic and international market perspectives are available to clients.

For purposes of convenience, it is possible to invest by Internet Banking, Bradesco Celular (mobile App), telephone, chat, among others, whereby operations and investment advice can be made.

Ágora

Ágora - Casa de Investimentos (Investment House), an indirect subsidiary of the Organization, is the latest initiative that demonstrates our agility and flexibility in the era of innovation. After revitalization, it has become a new open and independent investment platform for both individuals and companies, including non-account holders.

Clients initiate the relationship with the registration 100% digital, and shall have access to a complete portfolio of investments for all profiles, having curated the selection of the best products with equity options, futures, Treasury Direct, COE , funds, public and private fixed income securities, and they also have specialized advice and exclusive content prepared by renowned market analysts.

The new and advanced investment platform, agile, modern and intuitive trading, either via Website or App Ágora available 24 hours a day, provide a different experience, so that customers have all the comfort and security when investing.

Broker

Bradesco Corretora, through Bradesco BBI, serves exclusively institutional clients, with coverage of analysis of companies and sectors. Through Bradesco Securities units, operates in the North American, European and Chinese markets, mediating shares and ADRs – American Depositary Receipts, as well as distributing public and private securities for investors.

7. Miscellaneous solutions

Capital Market

We offer a broad range of solutions and services to the capital market through specialized professionals and a modern infrastructure, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities and Depositary (Escrow Account - Trustee). Among the services provided, we highlight our representativity in the provision of Qualified Custody services (Global).

Cash Management

A broad portfolio of products and services, solidity, security, tailored solutions and integration of platforms that facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

Clients classified as Market Niches, such as Franchising, Condos, Notary Offices, University Students, and Health Professionals, among others, also have support from expert staff and customized solutions according to their profile. Microentrepreneurs have at their disposal the MEI Portal – mei.bradesco –, which, in addition to products and services tailored to their business, offers free services provided by partners to facilitate their day to day.

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining partnership with 50 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

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Products and Services to the Public Authorities

Exclusive platforms serve the Public Sector, throughout the national territory, with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.4 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have a commercial structure with 44 platforms distributed throughout Brazil: 9 specialized platforms in the Heads of Public Authority to assist Governments, Capitals, Courts, Class Councils, Chambers, Public Prosecutors, and Public Defenders. We also have 35 Platforms that operate in Retail, serving City Halls and other Bodies. Find out more on bradescopoderpublico.com.br.

8. Technology and Innovation

Always innovative, we continue focusing on the best experience for our clients, intensifying the use of new technologies such as: algorithms, artificial intelligence and science of complementary data, which we call Bradesco culture, in which the human relationship is essential for building trusted relationships between the Institution and clients.

In this sense, and being close to clients, understanding the moment of life of each of them, identifying their needs and the best opportunities for them to achieve their goals. As a continuous result of this process, we offer relevant experiences in delivering value to business. Below, we talk about some of the featured actions that have helped us fulfill our proposal.

Individual clients have greater autonomy in the management of their accounts via Bradesco Celular, with simplified journeys of purchase of products and services and the possibility of meeting several options, managing the beneficiaries registered as payees for making transfers, DOC and TED and the limits in these transactions.

For greater flexibility and control of the credit card budget, clients, on the App Cartões (Cards), may opt for spreading the payment of their billing statements quickly, choosing the best plan, downpayment and number of installments.

Another convenience offered are the digital portfolios, which can be used, like Apple Pay, Samsung Pay, Google Pay and also with the QR Code, as forms of payment.

In the ATMs, where we have an extensive capillarity, with 33,326 modern machines, 4,849 with function for immediate deposit and recycling of notes and 167 with the sale of dollars and euros, we added the option of when the balance is unavailable, to get a future and short-term cash advance, enabling cash withdrawals and/or immediate transfers.

The company client can update the registration details with the digital capture of documents, payment of credit card bills, manage limits for payment of invoices and accounts in accordance with the segment by cell phone or Net Empresa, without having to go to the Branch to complete the operations. On the portal Bradesco Cartões (Cards), a single view of all the products is available – bill, statement, queries and generation of passwords online – for corporate cards.

Thinking of direct care of the Bank to clients during visits in their homes or offices, we offer a complete cycle in mobility solutions, where it is possible to carry out prospecting and opening of an account, sign up and purchase of products and, also, the manager has an investment platform for financial advice, enabling, among other resources, the comparison of funds in the market and performance.

In terms of innovation, multichannel service, the BIA - Bradesco Artificial Intelligence, has reached a new level of experience, becoming a channel targeted offers and contextualized to the customer's time, such as on credit products - in installments, anticipation 13th and payroll - that BIA identifies the client's intention,

makes the offer and directs the contracting. Today the BIA answers questions for more than 90 products and services including loans, financing, investments, debt renegotiation, consortium, foreign exchange, credit card, insurance, digital channels Net Empresa and Ágora Investimentos, interacting with more than 16.5 millions of customers, growth leveraged by use on WhatsApp and also by other partners such as Apple Business Chat, Alexa - Artificial Intelligence from Amazon and Google Assistant.

With inovabra, we constituted a complete innovation ecosystem, which fosters the concept inside and outside Bradesco through collaborative work, portrayed with the contracting of 17 startups, with investments made in seven others, in addition to eight more new contracts under negotiation. With the objective of perpetuating the sustainability of new business in the long term, we highlight the *espaço habitat* (space), which hosts 199 startups and 92 companies, reaching the mark of more than 234 thousand visits. The platform is divided into programs: startups, habitat, hub, ventures, international, lab, centers and artificial intelligence.

We have quickly adapted to the reality imposed by the pandemic, we have promoted the continuity and expansion of the use of digital channels to provide services to clients and we expanded the possibility for people to work in their homes in a secure manner through home office. Among the various actions, we highlight the migration of 87 financial tables for the remote format and additional distribution of around 3 thousand corporate cell phones.

9. Sustainability for Bradesco

Sustainability is among the drivers in the way we do business and manage the Organization. Our commitment is present in the corporate mission of Bradesco, which makes it clear that our purpose is to contribute to the achievement of people and for sustainable development.

Thus, the management of environmental, social and governance issues become key to our growth and survival, in addition to contributing to the generation of long-term and shared value for shareholders, investors, employees, suppliers, clients and the society.

Among the actions and results in addition to the indicators of the previous periods, we highlight:

Principles for Responsible Banking (PRB): we signed the commitment promoted by the United Nations (UN), that seeks to accelerate the contribution of the sector for the Sustainable Development Goals (SDG) and for the Paris Climate Agreement. In addition to being signatory, Bradesco is the only Brazilian institution to take part in the elaboration of the Principles;

Sustainability Strategic Pillars: we reviewed our Sustainability Strategy and we structured six business pillars in order to leverage the theme and anticipate the challenges of the agenda, which are: Sustainable Business; Climate Change; client Relationship; Diversity; Innovation; and Private Social Investment;

Climate commitments: until the end of 2020, our operations will be 100% supplied by renewable resources. In addition, 100% of the carbon emissions from operating activities will be neutralized;

Recognition: in 2019, our ESG – Environmental, Social and Governance performance was mostly classified above the market average in sustainability indices of stock exchanges and specialized agencies in ESG ratings.

10. Human Resources

We recognize in people one of the most important pillars that support the Organization as well as one of the reasons for our success. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide to them and to the other employees an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, in the sharing of knowledge and appreciation of the human being, without any kind of discrimination.

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By means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life, we maintain our teams motivated and in constant harmony with the market, with people able and willing to offer all our target audiences a highly qualified service.

In this way, we highlight the programs and learning solutions developed and available through Unibrad – Universidade Corporativa Bradesco (Bradesco Corporate University), with 158,465 participants registered so far, 21,595 were classroom students and 136,870 were distance learning students. In this period, R$34 million was invested in corporate education actions.

The Organization has a health and well-being culture based on prevention and promotion of healthy habits, attitudes and behaviors, based on balance (emotional health), self-care (health and body) and movement (physical activity). This awareness is evidenced for more than 37,707 interactions in the various actions related to quality of life, with emphasis on our Viva Bem (Live Well) program.

This culture of health and well-being, allied to safety measures and technological support, has contributed highly and relevantly for us to structure and adopt contingency measures to cope with the COVID-19. Since the beginning, the employees of the risk group, pregnant women, trainees and apprentices were put on leave and began an extensive program of home office, resulting in a large part of the workforce from departments and offices working from their homes. For employees from Branches, the strategy was the weekly rotation of teams, whereby at the end of each week, the branches undergo deep cleansing, ensuring everyone's safety.

Employees and their families have the protection and the necessary support, including psychological, to ensure tranquility during the crisis. Respect for people is an integral part of our corporate culture and will continue to do so.

11. Corporate Governance

In 1944, the Bank's Internal Regulations was established, from which the Bradesco Organization's Code of Ethical Conduct originated in 2003, which is intended to serve as a Practical Guide of Personal and Professional Conduct, making explicit the principles of the Organization and affirming its values.

The Bradesco's Management is made up of the Board of Directors, composed of ten members, elected by the Annual Shareholders' Meeting, among which two are independent, and by the Statutory Board of Executive Officers, with no accumulation of the positions of Chairman of the Board of Directors and Chief Executive Officer, as provided for in the Bylaws. The Board of Directors is advised by seven committees: a) statutory: (i) Audit; and (ii) Remuneration; and (b) non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation; (vi) Sustainability and Diversity; and (vii) Succession and Appointment. Several executive committees assist the Board of Executive Officers' activities, all of which are normatized by their own regulations.

In the role of Supervisory Body, we have the Fiscal Council, which is annually elected by shareholders and has been operating continuously since 2015. It is currently composed of five effective members and their respective alternates.

Bradesco is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC. Further information on Bradesco's corporate governance practices is available on banco.bradesco/ri – Corporate Governance Section.

Internal Audit

The General Inspectorate Department, among other services, is responsible for the internal audit. It performs an independent evaluation of the processes, mitigating the risks and ensuring the effectiveness of the internal controls in compliance with the policies, guidelines, standards, internal and external regulations. The methodology and execution of works from the area are certified by the Institute of Internal Auditors of

Management Report

Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA). In 2019, we received the IIA's Quality Assessment recertification.

12. Credit Policy and Risk Governance

At the beginning of the pandemic, we created a crisis committee, formed by the Executive Officers, which holds meetings daily for updates on all aspects of the coronavirus, including human resources, technology, segments, press releases, and government determinations, among others.

During this time, we have made adjustments in our policies and governance, in addition to ones we already have and maintain, in order to ensure the proper functioning of the client services with quality and safety in the business.

Our ability to help clients is related to our strength. We have a solid capital base and adequate margin of liquidity to meet the needs of clients. We have continuously monitored the operating limits and risk appetite, review and timely adaptation in view of the current context. In addition, the Central Bank has been promoting measures related to the solvency of capital and liquidity of the system.

In relation to our credit policies, our main focus is the support to our clients. We have mapped our exposures to sectors and companies with greater fragility and we have maintained a constant line of communication with businesses. The teams of credit recovery are 100% active, seeking solutions for clients. We have incorporated into our models of credit the new risk variables of the current scenario, in order to properly assess the situation.

13. Integrated Risk Control

The Organization has extensive operations and options available for clients in all segments of the market, and, like any large institution, is exposed to various risks. Risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. The adoption of mechanisms of identification and continuous monitoring are vital, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts on their positions.

Thus, we control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are mitigated through the framework of risks, as well as a sound governance structure that involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance, and Cyber. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change, and by technological innovation in financial services.

Independent Validation of Models

To identify, mitigate and control the risks inherent to the models, which may lead to adverse consequences, there is the process of independent validation conducted by a specialized team, which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used, the use and the robustness of the environment in which they are deployed. Various models as support instruments for decision, structuring of issues and risk and capital management are used. Among them, internal, standardized and developed by third parties (bureaus, pricers, rating agencies), supported by economic, statistical, and financial theories, mechanisms of machine learning and expert knowledge. Any weaknesses detected are converted into notes, whose action plans are monitored until their solution. Results are reported

Management Report

to the managers themselves, to the Internal Audit, to the Executive Committees of the Bradesco Organization and, in certain cases, to the Regulatory Bodies.

14. Compliance and Ethics

The Compliance and Integrity Programs, standards that affirm our values and govern the daily interactions and decisions, cover the entire Bradesco Organization, extending to suppliers, service providers and controlled companies, eliciting the high standards of conduct and ethics principles that we have.

These principles are supported by policies, standards and training programs for professionals, by aggregating excellence in procedures and controls, and seeking to detect prevention, identification, mitigation and monitoring of any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

15. Social Investments

Fundação Bradesco

Fundação Bradesco, our main social sustainability activity, develops the largest private social and educational program in the Country. Its most important pillar is the belief that education is the path to promote equal opportunities, personal and collective achievement, as well as a means to build a society that is more fair and productive. The Foundation is present in every state in Brazil as well as in the Federal District with 40 own schools, installed primarily in areas of severe socioeconomic deprivation.

Its educational structure includes the development of competences and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market.

For 2020, the estimated budget is R$794.000 million, whereby R$665.900 million will be destined to investments in Activity Expenses and R$128.100 million to investments in infrastructure and Educational Technology, which will allow the institution to offer free education to:

a) 84,588 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and in Initial and Continuing Education focused on the creation of jobs. The 42,961 students of Basic Education also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

b) 3.5 million students who must complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "*Escol@ Virtual*" (Virtual School); and

c) 12,447 beneficiaries in projects and actions in partnerships, such as the *Programa Educa+Ação* (Educate+Action Program) and the *Programa de Informática para Deficientes Visuais* (IT for the Visually Handicapped Program), and in educational courses and lectures and in information technology.

Sports

With more than 30 years of existence, the *Programa Bradesco Esportes e Educação* (Bradesco Sports and Education Program) encourages sport as an activity to support the development of children and young people, focusing on the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools, in a leisure club and in its Center of Sports Development, all in Osasco - SP. Approximately 1.5 thousand girls from 8 years old are trained annually. Participants also receive civic education instruction and those at Specialist Centers are offered health insurance, transportation, food, an allowance and other benefits.

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16. Recognitions

- Bradesco is the Most Valuable Brand in Latin America, according to the ranking of BrandZ, produced by the research firm Kantar with the WPP Group;
- It is the first private bank in Brazil to have HR practices internationally certified by the Top Employers Institute;
- For the second consecutive year, Bradesco was selected to integrate the Bloomberg Financial Services Gender-Equality Index (BFGEI), for promoting corporate policies of gender equality;
- Bradesco reaffirms leadership in payroll loans among the private banks in Brazil. The portfolio presented a growth of 25% at the end of 2019, in comparison to the previous year;
- Bradesco BBI has been chosen as the Best Investment Bank and Best Bank of Fixed Income in Latin America in the 21st edition of the Best Investment Banks in the World, of the Global Finance magazine, being the first time it has won the award in two categories; and
- BRAM leads the ranking of Best Retail Company in the 2020 *Guia Exame* Where to Invest, for the second consecutive time. Also, nine Bradesco funds were rated with five stars.

17. Independent Audit

In compliance with CVM Instruction No. 381/03, Bradesco Organization, in the first quarter of 2020, hired services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e.: the auditors should not audit their own work, perform management functions for their clients or promote their client's interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

18. Acknowledgments

The first quarter was even more challenging, due to the pandemic, an event absolutely unpredictable, which has impacted the world. Bradesco is a Bank prepared to overcome adverse situations and act quickly and, once again, we remain well positioned. We rely with the support and trust of our shareholders and clients, as well as of our employees and other associates, who showed hard work in the face of difficulties. We sincerely thank you all.

Cidade de Deus, April 29, 2020

Board of Directors and Board of Executive Officers

Consolidated Statements of Financial Position – *In thousands of Reais*

	Note	On March 31, 2020	On December 31, 2019
Assets			
Cash and cash equivalent	**5**	**94,473,395**	**61,879,493**
Financial instruments		**1,240,815,601**	**1,211,135,423**
- Interbank investments	6	18,589,359	15,721,377
- Compulsory deposits with the Brazilian Central Bank	7	65,894,910	90,622,338
- Securities	8	582,461,157	595,027,816
- Derivative financial instruments	9	25,269,047	14,511,190
- Loans	10	405,278,832	376,053,905
- Other financial instruments	11	143,322,296	119,198,797
Leases	**10**	**2,956,234**	**2,857,515**
Provision for Expected Credit Loss Associated with Credit Risk		**(40,307,996)**	**(36,640,425)**
- Loans		(36,617,661)	(33,416,838)
- Leases		(148,768)	(160,382)
Other receivables		(3,541,567)	(3,063,205)
Deferred tax assets	**36**	**84,498,406**	**67,400,235**
Investments in associates and Jointly Controlled Entities	**12**	**6,850,532**	**7,143,094**
Premises and equipment	**13**	**20,399,237**	**19,760,863**
Intangible assets	**14**	**31,442,524**	**30,974,346**
Depreciation and amortization		**(30,405,254)**	**(29,480,869)**
- Premises and equipment		(10,477,375)	(10,029,291)
- Intangible assets		(19,927,879)	(19,451,578)
Other assets	**15**	**26,176,462**	**26,125,531**
Provisions for Impairment of Assets		**(2,392,189)**	**(2,016,138)**
Total assets		**1,434,506,952**	**1,359,139,068**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Financial Position – *In thousands of Reais*

	Note	On March 31, 2020	On December 31, 2019
Liabilities			
Deposits and other financial instruments		**967,918,611**	**880,530,186**
- Deposits from banks	16	247,692,176	227,819,610
- Deposits from customers	17	399,775,549	366,227,541
- Funds from issuance of securities	18	172,540,051	170,727,563
- Subordinated debts	19	52,233,610	49,313,508
- Derivative financial instruments	9	23,463,092	14,244,083
- Other financial liabilities	20	72,214,133	52,197,881
Provisions		**306,935,668**	**311,149,271**
Insurance technical provisions and pension plans	21	272,256,582	274,764,876
- Other reserves	21	34,679,086	36,384,395
Deferred income tax assets	**36**	**5,139,745**	**8,070,398**
Other liabilities	**23**	**24,233,543**	**24,956,201**
Total liabilities		**1,304,227,567**	**1,224,706,056**
Shareholders' equity			
Capital		79,100,000	75,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		50,598,602	52,407,209
Other comprehensive income		279,087	6,645,085
Equity attributable to controlling shareholders	**24**	**129,548,616**	**133,723,221**
Non-controlling interest	**25**	**730,769**	**709,791**
Total equity		**130,279,385**	**134,433,012**
Total equity and liabilities		**1,434,506,952**	**1,359,139,068**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Income Statements accumulated on March 31 - In thousands of Reais

	Note	2020	2019
Revenue from financial intermediation		**25,851,843**	**30,786,926**
Loans		19,464,334	18,916,602
Leases		62,502	51,835
Operations with securities		9,018,928	7,871,567
Income from derivative financial instruments		(9,116,481)	(906,219)
Income from insurance, pension plans and capitalization bonds		972,642	2,185,133
Foreign exchange income	11	5,019,514	1,424,934
Reserve requirement	7	793,988	1,138,681
Sale or transfer of financial assets		(363,584)	104,393
Expenses from financial intermediation		**(24,530,162)**	**(11,598,568)**
Retail and professional market funding	20	(8,439,015)	(9,640,411)
Borrowing and on-lending	16	(16,091,147)	(1,958,157)
Income from financial intermediation		**1,321,681**	**19,188,358**
Allowance for loan losses Expense		**(7,326,144)**	**(6,258,796)**
- Loans		(6,753,646)	(5,926,132)
- Leases		9,227	(6,308)
Other receivables		(581,725)	(326,356)
Gross income from financial intermediation		(6,004,463)	12,929,562
Other operating income (expenses)		**(4,625,906)**	**(5,424,855)**
Fee and commission income	26	4,601,399	4,421,119
Income from banking fees		2,091,693	1,959,156
Income from insurance, pension plans and capitalization bonds		2,189,472	2,489,403
Personnel expenses	27	(5,018,206)	(4,717,858)
Other administrative expenses	28	(4,865,728)	(4,712,345)
Tax expenses	29	(906,914)	(1,592,636)
Share of profit (loss) of unconsolidated and jointly controlled companies	12	200,890	286,561
Other operating income	30	2,228,393	1,632,602
Other operating expenses	31	(4,826,806)	(4,800,345)
Reversals / (Expenses) of Provisions		(320,099)	(390,512)
- Labor		(144,099)	(252,941)
- Tax		48,592	244,828
- Civil		(78,947)	(325,237)
- Others		(145,645)	(57,162)
Operating profit		**(10,630,369)**	**7,504,707**
Non-operating income	**32**	**6,085**	**(97,695)**
Income before income taxes		**(10,624,284)**	**7,407,012**
Income tax and social contribution	36	14,052,649	(1,545,091)
Non-controlling interests in subsidiaries		(46,279)	(41,479)
Net income		**3,382,086**	**5,820,442**
Net Income Attributable to Shareholders:			
Shareholders of the parent		3,382,086	5,820,442
Non-controlling interest		46,279	41,479
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share		0.36	0.63
- Earnings per preferred share		0.40	0.69

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Comprehensive Income Statement accumulated on March 31 – In thousands of Reais

	2020	2019
Net income for the period	**3,382,086**	**5,820,442**
Non-controlling interests in subsidiaries	46,279	41,479
Net income for the period attributable to shareholders	**3,428,365**	**5,861,921**
Items that are or may be reclassified to the Consolidated Statement of Income	**(6,364,022)**	**1,794,358**
Securities available for sale	(6,294,297)	1,774,065
- Own	(2,175,630)	800,243
- Associates and Jointly Controlled Entities	(4,118,667)	973,822
Cash flow hedge	(60,269)	20,414
Hedge of investment abroad	(50,136)	(16,477)
Exchange differences on translations of foreign operations	40,680	16,356
Items that can not be reclassified to the Consolidated Statement of Income	**(1,976)**	**-**
Actuarial valuation	(1,976)	-
Total other comprehensive income	**(6,365,998)**	**1,794,358**
Comprehensive income for the period	**(2,937,633)**	**7,656,279**
Attributable to shareholders:		
Shareholders of the parent	(2,983,912)	7,614,800
Non-controlling interest	46,279	41,479

***Statements of Changes in Shareholders' Equity** - In thousands of Reais*

Events	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2018	**67,100,000**	**11,441**	**8,494,263**	**45,194,107**	**761,572**	**(440,514)**	**-**	**121,120,869**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	1,794,358	-	-	1,794,358
Net income	-	-	-	-	-	-	5,820,442	5,820,442
Allocations:								
- Reserves	-	-	291,022	3,467,803	-	-	(3,758,825)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(2,061,617)	(2,061,617)
Balance on March 31, 2019	**75,100,000**	**11,441**	**8,785,285**	**40,661,910**	**2,555,930**	**(440,514)**	**-**	**126,674,052**
Balance on December 31, 2019	**75,100,000**	**11,441**	**9,623,394**	**42,783,815**	**6,645,085**	**(440,514)**	**-**	**133,723,221**
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(6,365,998)	-	-	(6,365,998)
Net income	-	-	-	-	-	-	3,382,086	3,382,086
Allocations:								
- Reserves	-	-	169,104	2,022,289	-	-	(2,191,393)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(1,190,693)	(1,190,693)
Balance on March 31, 2020	**79,100,000**	**11,441**	**9,792,498**	**40,806,104**	**279,087**	**(440,514)**	**-**	**129,548,616**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Added Value on March 31 - In thousands of Reais

Description	2020	%	2019	%
1 – Revenue	**25,191,194**	**(575.9)**	**30,467,339**	**217.3**
1.1) Financial intermediation	**25,851,843**	**(591.0)**	**30,786,926**	**219.6**
1.2) Fees and commissions	**6,693,092**	**(153.0)**	**6,380,275**	**45.5**
1.3) Allowance for loan losses	**(7,326,144)**	**167.5**	**(6,258,796)**	**(44.6)**
1.4) Other	**(27,597)**	**0.6**	**(441,066)**	**(3.1)**
2 – Financial intermediation expenses	**(24,530,162)**	**560.8**	**(11,598,568)**	**(82.7)**
3 – Inputs acquired from third-parties	**(3,771,634)**	**86.2**	**(3,736,915)**	**(26.7)**
Outsourced services	(1,233,483)	28.2	(1,152,180)	(8.2)
Data processing	(518,762)	11.9	(520,346)	(3.7)
Communication	(356,729)	8.2	(392,593)	(2.8)
Asset maintenance	(297,368)	6.8	(284,985)	(2.0)
Financial system services	(288,059)	6.6	(264,126)	(1.9)
Advertising and marketing	(234,129)	5.4	(229,537)	(1.6)
Security and surveillance	(185,007)	4.2	(183,203)	(1.3)
Transport	(181,972)	4.2	(185,578)	(1.3)
Material, water, electricity and gas	(148,542)	3.4	(165,345)	(1.2)
Travel	(50,402)	1.2	(65,064)	(0.5)
Other	(277,181)	6.3	(293,958)	(2.1)
4 – Gross added value (1-2-3)	**(3,110,602)**	**71.1**	**15,131,856**	**107.9**
5 – Depreciation and amortization	**(1,464,264)**	**33.5**	**(1,398,613)**	**(10.0)**
6 – Net added value produced by the entity (4-5)	**(4,574,866)**	**104.6**	**13,733,243**	**98.0**
7 – Added value received through transfer	**200,890**	**(4.6)**	**286,561**	**2.0**
Share of profit (loss) of unconsolidated and jointly controlled companies	200,890	(4.6)	286,561	2.0
8 – Added value to distribute (6+7)	**(4,373,976)**	**100.0**	**14,019,804**	**100.0**
9 – Added value distributed	**(4,373,976)**	**100.0**	**14,019,804**	**100.0**
9.1) Personnel	**4,359,989**	**(99.7)**	**4,141,512**	**29.5**
Salaries	2,468,116	(56.4)	2,315,473	16.5
Benefits	1,193,257	(27.3)	1,144,860	8.2
Government Severance Indemnity Fund for Employees (FGTS)	210,165	(4.8)	197,584	1.4
Other	488,451	(11.2)	483,595	3.4
9.2) Tax, fees and contributions	**(12,487,518)**	**285.5**	**3,714,073**	**26.5**
Federal	(12,863,569)	294.1	3,358,223	24.0
State	2,913	(0.1)	2,666	-
Municipal	373,138	(8.5)	353,184	2.5
9.3) Remuneration for providers of capital	**325,188**	**(7.4)**	**302,298**	**2.2**
Rental	324,873	(7.4)	301,961	2.2
Asset leases	315	-	337	-
9.4) Value distributed to shareholders	**3,428,365**	**(78.4)**	**5,861,921**	**41.8**
Interest on Shareholders' Equity/Dividends paid and/or provisioned	1,190,693	(27.2)	2,061,617	14.7
Retained earnings	2,191,393	(50.1)	3,758,825	26.8
Non-controlling interests in retained earnings	46,279	(1.1)	41,479	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of cash flows accrued on March 31 - In thousands of Reais

	2020	2019
Cash flow from operating activities:		
Income before income taxes	**(10,624,284)**	**7,407,012**
Adjustments to net income before income taxes	**6,616,013**	**5,459,520**
Effect of changes in exchange rates in cash and cash equivalents	(1,720,225)	(218,371)
Allowance for loan losses	7,326,144	6,258,796
Depreciation and amortization	1,464,264	1,398,613
(Reversion)/Constitution Impairment losses of assets	(412,255)	(47,185)
Expenses/ reversal with civil, labor and tax provisions	751,342	704,175
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	3,961,012	4,100,811
Share of profit (loss) of unconsolidated and jointly controlled companies	(200,890)	(286,561)
(Gain)/loss on sale of fixed assets	6,007	(1,976)
(Gain)/loss on sale of foreclosed assets	9,537	93,353
Foreign exchange variation of assets and liabilities overseas/Other	(4,568,923)	(6,542,135)
Net income before taxes after adjustments	**(4,008,271)**	**12,866,532**
(Increase)/Decrease in interbank investments	(2,867,982)	1,149,380
(Increase)/Decrease in reserve requirement - Central Bank	24,727,428	950,369
(Increase)/Decrease in trading securities and derivative financial instruments	13,436,387	(6,633,348)
(Increase)/Decrease in loans and leases	(33,160,582)	(16,834,358)
(Increase)/Decrease in Deferred tax assets	(1,539,771)	231,601
(Increase)/decrease in other assets	(99,928)	207,753
(Increase)/Decrease in Other financial instruments	(24,208,367)	(16,305,526)
Increase/(Decrease) in Deposits and other financial instruments	73,436,826	9,709,725
Increase/(Decrease) Deferred taxes	(4,436,404)	(1,834,630)
Increase/(Decrease) in Provisions	(8,925,956)	(3,629,336)
Increase/(decrease) in other liabilities	5,213,753	3,298,361
Income tax and social contribution paid	(3,186,155)	(3,521,553)
Net cash provided by/(used in) operating activities	**34,380,978**	**(20,345,030)**
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	15,083,052	3,005,524
Sale of/maturity of and interest on available-for-sale securities	23,485,801	45,691,930
Proceeds from sale of foreclosed assets	164,677	181,768
Sale of investments	44,535	-
Sale of premises and equipment	283,208	344,292
Purchases of available-for-sale securities	(25,752,171)	(24,457,286)
Purchases of held-to-maturity securities	(12,885,403)	(3,357)
Purchase of premises and equipment	(499,857)	(690,753)
Intangible asset acquisitions	(629,829)	(491,496)
Dividends and interest on shareholders' equity received	254,995	253,637
Net cash provided by/(used in) investing activities	**(450,992)**	**23,834,259**
Cash flow from financing activities:		
Funds from issuance of securities	17,073,339	18,736,370
Settlement and interest payments of funds from issuance of securities	(18,681,859)	(11,291,791)
Settlement and interest payments of subordinated debts	(1,042,104)	(716,486)
Dividends and interest on shareholders' equity paid	(380,384)	(4,388,804)
Non-controlling interest	(25,301)	(35,140)
Net cash provided by/(used in) financing activities	**(3,056,309)**	**2,304,149**
Net increase/(decrease) in cash and cash equivalents	**30,873,677**	**5,793,378**
Cash and cash equivalents - at the beginning of the period	61,879,493	110,225,630
Effect of changes in exchange rates in cash and cash equivalents	1,720,225	218,371
Cash and cash equivalents - at the end of the period	94,473,395	116,237,379
Net increase/(decrease) in cash and cash equivalents	**30,873,677**	**5,793,378**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control". These financial statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (SUSEP) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are derecognized and the lease receivables are recognized at present value in the Leases line item.

In addition, as of January 2020, the changes arising from CMN Resolution No. 4,720/19 and Circular Bacen No. 3,959/19 were included in Bradesco's consolidated financial statements. The main objective of these standards is to bring similarity with the guidelines for the presentation of financial statements in accordance with International Financial Reporting Standards (IFRS). The main changes implemented were: the balance sheet accounts are presented in order of liquidity and enforceability; the balance sheet balances for the period are presented in comparison with the end of the immediate previous fiscal year and the remaining statements are compared with the same periods of the previous fiscal year for which they were presented; and the inclusion of the Statement of Comprehensive Income.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco's consolidated financial statements were approved by the Board of Directors on April 29, 2020.

Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Activity	Equity interest	
		On March 31, 2020	On December 31, 2019
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (2)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (2) (5)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	*Holding*	100.00%	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
Other Activities - Overseas			
Bradesco North America LLC (2)	Services	100.00%	100.00%
Investment Funds (6)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FIC FIM Portifólio Moderado PGBL/VGBL	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.96%	99.99%

(1) Acquisition of minority interest in January 2020;
(2) The functional currency of these companies abroad is the Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) Accounting information used with date lag of up to 60 days; and
(6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Notes to the Consolidated Financial Statements

3) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has

Notes to the Consolidated Financial Statements

a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Financial instruments

i. Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8.

iii. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies

Notes to the Consolidated Financial Statements

adopted by Bradesco, and their adjustment can be recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the income statement;
- Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income Statement; and
- Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is disclosed in Note 9.

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

Notes to the Consolidated Financial Statements

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provisions for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the allowance for loan losses are presented in Note 10.

f) Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, social contribution was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate returned to 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of "Banks" from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 36.

g) Investments in associates and Jointly Controlled Entities

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

Notes to the Consolidated Financial Statements

The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

h) Premises and equipment

Corresponds to rights relating to tangible assets intended to maintain activities or exercised for that purpose.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose:

- Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

j) Other assets

Prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

Assets not for own use are those received as payment in kind and those that were in use and were deactivated, destined for sale. They are recorded at the lower of the market value and the book value and adjusted through a provision, when applicable.

The composition of Other Assets is presented in Note 15.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

Notes to the Consolidated Financial Statements

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial instruments

i. Securities sold under agreements to repurchase and Deposits from customers

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

The composition of deposits and Securities sold under agreements to repurchase and funds from issuance of securities, as well as their maturities and amounts recorded in equity and income accounts, are presented in Note 16a and 17.

ii. Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 18 and 19.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

  - The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

  - For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 3.9% per annum. It considers the payment of premiums until the death of the

Notes to the Consolidated Financial Statements

insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.9% per annum;

- The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

- For health insurance, the reserve for events incurred but not reported in SUS (PEONA-SUS) is calculated from the estimate of the amount of events/claims originating in the Unified Health System (SUS), which have occurred and which have not been forwarned. The amount is calculated and reported monthly on the institutional website of the National Supplementary Health Agency (ANS), its form of accounting being supported by the Normative Resolution No. 442/18 in force;

- For Car insurance, and other Elementary Loans, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 semesters of the occurrence date;

- The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

- The reserve for unsettled claims (PSL) for life insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims notified up to the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For damage insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

Notes to the Consolidated Financial Statements

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no complementary reserve for coverage was recognized;

- The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.9% per annum.

• Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

  - The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on certain assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed

Notes to the Consolidated Financial Statements

(improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

- Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

Notes to the Consolidated Financial Statements

ii. Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 22.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

Notes to the Consolidated Financial Statements

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 35.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and
- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 37 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

Notes to the Consolidated Financial Statements

4) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND INCOME STATEMENT BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting *vs.* Managerial

Management uses a variety of information, including that derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, which take into consideration, in the consolidation criteria, shared control companies, therefore, differing in part from the criteria of CPC 36.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting *vs.* Managerial:

								R$ thousand
	On March 31, 2020				On December 31, 2019			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets								
Cash and cash equivalents	94,473,395	310,826	(837,336)	93,946,885	61,879,493	(169,575)	(142,585)	61,567,333
Interbank investments and Compulsory deposits with the Brazilian Central Bank	84,484,269	911,404	(453,732)	84,941,941	106,343,715	289,981	(162,770)	106,470,926
Securities and derivative financial instruments	607,730,204	3,823,703	45,164,646	656,718,553	609,539,006	4,645,109	43,319,836	657,503,951
Loans and leases	408,235,066	652,976	-	408,888,042	378,911,420	626,975	-	379,538,395
Other financial instruments	143,322,296	1,867,490	(313,651)	144,876,135	119,198,797	1,816,805	(1,023,831)	119,991,771
Provision for Expected Credit Loss Associated with Credit Risk	(40,307,996)	(153,083)	-	(40,461,079)	(36,640,425)	(156,064)	-	(36,796,489)
Deferred tax assets	84,498,406	669,258	-	85,167,664	67,400,235	687,808	-	68,088,043
Investments in associates and Jointly Controlled Entities	6,766,707	(4,876,247)	-	1,890,460	7,059,270	(5,108,089)	-	1,951,181
Premises and equipment	9,921,862	420,631	-	10,342,493	9,731,572	429,096	-	10,160,668
Intangible assets and goodwill, net of accumulated amortization	11,514,645	3,938,218	-	15,452,863	11,522,768	3,961,741	-	15,484,509
Other assets	23,868,098	1,220,806	(494,420)	24,594,484	24,193,217	1,412,714	(261,442)	25,344,489
Total	**1,434,506,952**	**8,785,982**	**43,065,507**	**1,486,358,441**	**1,359,139,068**	**8,436,501**	**41,729,208**	**1,409,304,777**

Notes to the Consolidated Financial Statements

R$ thousand

	On March 31, 2020				On December 31, 2019			
	Accounting Statement of Financial Position	**Proportionately consolidated (1)**	**Adjustments of Consolidation (2)**	**Managerial Statement of Financial Position**	**Accounting Statement of Financial Position**	**Proportionately consolidated (1)**	**Adjustments of Consolidation (2)**	**Managerial Statement of Financial Position**
Liabilities								
Deposits from banks	247,692,176	1,845,572	45,339,946	294,877,694	227,819,610	1,239,740	43,735,051	272,794,401
Deposits from customers	399,775,549	385	-	399,775,934	366,227,541	567,556	-	366,795,097
Funds from issuance of securities	172,540,051	19,981	-	172,560,032	170,727,563	15,294	-	170,742,857
Subordinated debt	52,233,610	-	-	52,233,610	49,313,508	-	-	49,313,508
Derivative financial instruments	23,463,092	(90,051)	(889,868)	22,483,173	14,244,083	(12,419)	(406,029)	13,825,635
Other financial liabilities	72,214,133	(298,056)		71,916,077	52,197,881	(348,993)	-	51,848,888
Provisions	306,935,668	1,066,525	-	308,002,193	311,149,271	1,130,165	-	312,279,436
Deferred income tax assets	5,139,745	34,174	-	5,173,919	8,070,398	36,790	-	8,107,188
Other liabilities	24,233,543	5,111,311	(1,384,571)	27,960,283	24,956,201	4,705,738	(1,599,814)	28,062,125
Non-controlling interest	730,769	1,096,141	-	1,826,910	709,791	1,102,630	-	1,812,421
Shareholders' equity	129,548,616	-	-	129,548,616	133,723,221	-	-	133,723,221
Total	**1,434,506,952**	**8,785,982**	**43,065,507**	**1,486,358,441**	**1,359,139,068**	**8,436,501**	**41,729,208**	**1,409,304,777**

Three months ended on March 31 - R$ thousand

	2020				2019			
	Accounting Income Statement	**Proportionately consolidated (1)**	**Adjustments of Consolidation (2)**	**Managerial Income Statement**	**Accounting Income Statement**	**Proportionately consolidated (1)**	**Adjustments of Consolidation (2)**	**Managerial Income Statement**
Revenue from financial intermediation	25,851,843	200,588	(77,685)	25,974,746	30,786,926	180,958	409,001	31,376,885
Expenses from financial intermediation	(24,530,162)	(15,483)	(453,357)	(24,999,002)	(11,598,568)	(24,926)	(1,039,653)	(12,663,147)
Financial margin	**1,321,681**	**185,105**	**(531,042)**	**975,744**	**19,188,358**	**156,032**	**(630,652)**	**18,713,738**
Allowance for loan losses	(7,326,144)	(48,738)	-	(7,374,882)	(6,258,796)	(33,481)		(6,292,277)
Gross income from financial intermediation	**(6,004,463)**	**136,367**	**(531,042)**	**(6,399,138)**	**12,929,562**	**122,551**	**(630,652)**	**12,421,461**
Income from insurance, pension plans and capitalization bonds	2,189,472	(3,893)	-	2,185,579	2,489,403	1,723	-	2,491,126
Fee and commission income	6,693,092	972,590	545,573	8,211,255	6,380,275	1,031,536	588,811	8,000,622
Personnel expenses	(5,018,206)	(158,677)	-	(5,176,883)	(4,717,858)	(186,813)	-	(4,904,671)
Other administrative expenses	(4,865,728)	(344,400)	45,089	(5,165,039)	(4,712,345)	(344,770)	31,262	(5,025,853)
Tax expenses	(906,914)	(129,900)	-	(1,036,814)	(1,592,636)	(132,989)	-	(1,725,625)
Share of profit (loss) of unconsolidated and jointly controlled companies	200,890	(139,052)	-	61,838	286,561	(238,657)	-	47,904
Other operating income / expenses	(2,918,512)	(237,321)	(59,620)	(3,215,453)	(3,558,255)	(125,995)	10,579	(3,673,671)
Operating profit	**(10,630,369)**	**95,714**	-	**(10,534,655)**	**7,504,707**	**126,586**	-	**7,631,293**
Non-operating income	6,085	(412)	-	5,673	(97,695)	(233)	-	(97,928)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,006,370	(95,302)	-	13,911,068	(1,586,570)	(126,353)	-	(1,712,923)
Net income	**3,382,086**	-	-	**3,382,086**	**5,820,442**	-	-	**5,820,442**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, Crediare, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

Notes to the Consolidated Financial Statements

b) Statement of financial position and income statements by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and cash equivalents	92,161,511	7,432,383	144,634	8,399	248,902	(6,048,944)	93,946,885
Interbank investments and Compulsory deposits with the Brazilian Central Bank	82,355,188	2,581,533	203,228	-	5,220	(203,228)	84,941,941
Securities and derivative financial instruments	337,224,979	23,659,767	298,392,787	4,607	3,622,411	(6,185,998)	656,718,553
Loans and leases	369,863,287	138,542,862	-	-	-	(99,518,107)	408,888,042
Other financial instruments	137,267,978	2,729,430	7,046,708	22,162	255,770	(2,445,913)	144,876,135
Provision for Expected Credit Loss Associated with Credit Risk	(38,494,288)	(1,966,791)	-	-	-	-	(40,461,079)
Deferred tax assets	81,923,802	151,524	2,839,299	911	252,128	-	85,167,664
Investments in associates and Jointly Controlled Entities	121,442,793	-	2,132,196	-	2,482	(121,687,011)	1,890,460
Premises and equipment	7,116,745	34,048	3,146,658	454	44,588	-	10,342,493
Intangible assets and goodwill, net of accumulated amortization	13,272,800	21,640	1,955,358	1,430	201,635	-	15,452,863
Other assets	21,101,430	426,164	2,684,489	724	400,884	(19,207)	24,594,484
Total in March 31, 2020	**1,225,236,225**	**173,612,560**	**318,545,357**	**38,687**	**5,034,020**	**(236,108,408)**	**1,486,358,441**
Total in December 31, 2019	**1,143,262,454**	**121,364,937**	**325,728,842**	**38,243**	**5,014,369**	**(186,104,068)**	**1,409,304,777**
Liabilities							
Deposits from banks	283,316,511	11,764,411	-	-	-	(203,228)	294,877,694
Deposits from customers	375,358,232	30,674,837	-	-	-	(6,257,135)	399,775,934
Funds from issuance of securities	166,295,894	12,234,580	-	-	-	(5,970,442)	172,560,032
Subordinated debt	38,083,956	14,149,654	-	-	-	-	52,233,610
Derivative financial instruments	19,299,634	3,183,539	-	-	-	-	22,483,173
Other financial liabilities	154,399,174	17,035,032	-	-	-	(99,518,129)	71,916,077
Provisions	30,059,846	109,919	277,427,462	19,064	396,235	(10,333)	308,002,193
Deferred income tax assets	3,421,874	34,118	1,696,394	-	21,533	-	5,173,919
Other liabilities	23,698,886	2,052,940	3,587,150	3,436	1,080,001	(2,462,130)	27,960,283
Non-controlling interest	1,753,602	82,373,530	35,834,351	16,187	3,536,251	(121,687,011)	1,826,910
Shareholders' equity	129,548,616	-	-	-	-	-	129,548,616
Total in March 31, 2020	**1,225,236,225**	**173,612,560**	**318,545,357**	**38,687**	**5,034,020**	**(236,108,408)**	**1,486,358,441**
Total in December 31, 2019	**1,143,262,454**	**121,364,937**	**325,728,842**	**38,243**	**5,014,369**	**(186,104,068)**	**1,409,304,777**

Notes to the Consolidated Financial Statements

	Three months ended on March 31 - R$ thousand						
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	20,174,575	1,113,615	4,705,887	318	40,551	(60,200)	25,974,746
Expenses from financial intermediation	(20,542,522)	(555,655)	(3,961,012)	-	(13)	60,200	(24,999,002)
Financial margin	**(367,947)**	**557,960**	**744,875**	**318**	**40,538**	-	**975,744**
Allowance for loan losses	(7,260,996)	(113,886)	-	-	-	-	(7,374,882)
Gross income from financial intermediation	**(7,628,943)**	**444,074**	**744,875**	**318**	**40,538**	-	**(6,399,138)**
Income from insurance, pension plans and capitalization bonds	-	-	2,178,251	2,387	-	4,941	2,185,579
Fee and commission income	7,587,742	98,008	474,824	-	73,926	(23,245)	8,211,255
Personnel expenses	(4,572,169)	(77,307)	(494,250)	(1,280)	(31,877)	-	(5,176,883)
Other administrative expenses	(4,820,687)	(75,594)	(359,595)	(1,921)	(54,394)	147,152	(5,165,039)
Tax expenses	(746,766)	(4,641)	(266,642)	(50)	(18,715)	-	(1,036,814)
Share of profit (loss) of unconsolidated and jointly controlled companies	(2,266)	-	56,579	-	7,525	-	61,838
Other operating income / expenses	(2,664,048)	(44,346)	(400,066)	(532)	22,387	(128,848)	(3,215,453)
Operating profit	**(12,847,137)**	**340,194**	**1,933,976**	**(1,078)**	**39,390**	-	**(10,534,655)**
Non-operating income	(5,137)	9,545	1,252	-	13	-	5,673
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,727,800	(25,955)	(776,508)	485	(14,754)	-	13,911,068
Net Income in March 31, 2020	**1,875,526**	**323,784**	**1,158,720**	**(593)**	**24,649**	-	**3,382,086**
Net Income in March 31, 2019	**3,415,114**	**565,956**	**1,812,714**	**827**	**25,831**	-	**5,820,442**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5) CASH AND CASH EQUIVALENTS

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Cash and due from banks in domestic currency	14,321,410	14,802,308
Cash and due from banks in foreign currency	9,306,702	4,185,462
Investments in gold	1,205	892
Total cash and due from banks	**23,629,317**	**18,988,662**
Interbank investments (1)	70,844,078	42,890,831
Total cash and cash equivalents	**94,473,395**	**61,879,493**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Notes to the Consolidated Financial Statements

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020	On December 31, 2019
Securities purchased under agreements to resell:						
Own portfolio position	**2,922,373**	**2,125,001**	**-**	**18,604**	**5,065,978**	**5,092,389**
• National treasury notes	706,361	1,948,578	-	-	2,654,939	3,436,412
• National treasury bills	81	176,423	-	-	176,504	229,568
• Debentures	401,984	-	-	-	401,984	5,024
• Other	1,813,947	-	-	18,604	1,832,551	1,421,385
Unrestricted position	**489,909**	**3,892,321**	**-**	**-**	**4,382,230**	**2,859,289**
• National treasury bills	489,909	3,892,321	-	-	4,382,230	2,859,289
Subtotal	**3,412,282**	**6,017,322**	**-**	**18,604**	**9,448,208**	**7,951,678**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	1,143,654	3,579,231	2,393,160	2,025,106	9,141,151	7,769,712
• Allowance for losses	-	-	-	-	-	(13)
Subtotal	**1,143,654**	**3,579,231**	**2,393,160**	**2,025,106**	**9,141,151**	**7,769,699**
On March 31, 2020	**4,555,936**	**9,596,553**	**2,393,160**	**2,043,710**	**18,589,359**	
%	**24.5**	**51.6**	**12.9**	**11.0**	**100.0**	
On December 31, 2019	**4,827,252**	**5,928,573**	**3,219,405**	**1,746,147**		**15,721,377**
%	**30.7**	**37.7**	**20.5**	**11.1**		**100.0**

b) Income from interbank investments

Classified in the income statement as revenue from financial intermediation - securities.

	Three months ended on March 31 - R$ thousand	
	2020	2019
Income from investments in purchase and sale commitments:		
• Own portfolio position	127,001	417,734
• Funded position	683,990	1,201,437
• Unrestricted position	803,554	169,658
Subtotal	**1,614,545**	**1,788,829**
Income from interest-earning deposits in other banks	**145,455**	**111,451**
Total (Note 9f III)	**1,760,000**	**1,900,280**

Notes to the Consolidated Financial Statements

7) INTERBANK ACCOUNTS AT THE CENTRAL BANK OF BRAZIL

a) Reserve requirement

	R$ thousand		
	Remuneration	**On March 31, 2020**	**On December 31, 2019**
Compulsory deposit – demand deposits	not remunerated	8,053,514	7,042,022
Compulsory deposit – savings deposits	savings index	22,081,296	22,619,432
Compulsory deposit – time deposits	Selic rate	35,760,100	60,960,884
Total		**65,894,910**	**90,622,338**

For more information on compulsory deposits, see Note 37.

b) Revenue from reserve requirement

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Reserve requirement – Bacen (Compulsory deposit)	792,259	1,127,492
Reserve requirement – SFH (1)	1,729	11,189
Total	**793,988**	**1,138,681**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

Notes to the Consolidated Financial Statements

8) SECURITIES

Information related to securities as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

R$ thousand

	Financial	Insurance Group		Other Activities	On March 31, 2020	%	On December 31, 2019	%
		Insurance and Capitalization bonds	Pension plans					
Trading securities	**33,486,651**	**12,906,302**	**174,684,372**	**7,507**	**221,084,832**	**38.0**	**236,060,067**	**39.7**
- Government securities	24,421,828	9,062,753	149,023,221	7,507	182,515,309	31.4	201,299,359	33.8
- Corporate securities	9,064,823	3,843,549	25,661,151	-	38,569,523	6.6	34,760,708	5.9
Available-for-sale securities (2)	**219,714,984**	**25,442,183**	**19,116,169**	**8,407**	**264,281,743**	**45.4**	**261,892,475**	**44.0**
- Government securities	132,229,054	20,550,941	18,129,089	8,049	170,917,133	29.4	169,268,728	28.4
- Corporate securities	87,485,930	4,891,242	987,080	358	93,364,610	16.0	92,623,747	15.6
Held-to-maturity securities (2)	**66,777,620**	**5,577,907**	**24,739,055**	-	**97,094,582**	**16.6**	**97,075,274**	**16.3**
- Government securities	59,008,157	5,577,907	24,739,055	-	89,325,119	15.3	88,687,050	14.9
- Corporate securities	7,769,463	-	-	-	7,769,463	1.3	8,388,224	1.4
Total	**319,979,255**	**43,926,392**	**218,539,596**	**15,914**	**582,461,157**	**100.0**	**595,027,816**	**100.0**
- Government securities	215,920,355	35,191,601	191,891,365	15,556	443,018,877	76.1	459,255,137	77.2
- Corporate securities	104,058,900	8,734,791	26,648,231	358	139,442,280	23.9	135,772,679	22.8
Total	**319,979,255**	**43,926,392**	**218,539,596**	**15,914**	**582,461,157**	**100.0**	**595,027,816**	**100.0**

Notes to the Consolidated Financial Statements

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

Securities	R$ thousand								
	On March 31, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**4,007,771**	**1,373,830**	**429,568**	**27,675,482**	**33,486,651**	**34,509,358**	**(1,022,707)**	**39,707,244**	**93,192**
Financial treasury bills	-	150,305	300,290	9,554,101	10,004,696	10,006,822	(2,126)	16,943,056	1,741
National treasury notes	-	137,938	28,956	11,526,668	11,693,562	11,637,190	56,372	7,552,980	363,105
Financial bills	107,372	101,607	43,339	229,594	481,912	521,337	(39,425)	499,332	(4,117)
Debentures	314	565	8,901	791,255	801,035	1,017,014	(215,979)	798,746	(187,722)
National treasury bills	532,873	25,953	46,720	1,302,364	1,907,910	1,893,107	14,803	7,992,245	15,809
Brazilian foreign debt securities	-	-	229	261,353	261,582	277,149	(15,567)	47,308	41
Other	3,367,212	957,462	1,133	4,010,147	8,335,954	9,156,739	(820,785)	5,873,577	(95,665)
- Insurance companies and capitalization bonds	**3,590,750**	**33,413**	**239,817**	**9,042,322**	**12,906,302**	**12,911,233**	**(4,931)**	**12,467,053**	**14,518**
Financial treasury bills	-	8,313	202,946	8,379,042	8,590,301	8,588,710	1,591	7,802,486	5,481
Financial bills	4,755	25,100	36,871	54,501	121,227	121,480	(253)	122,133	(11)
Other	3,585,995	-	-	608,779	4,194,774	4,201,043	(6,269)	4,542,434	9,048
- Pension plans	**7,203,695**	**5,891,836**	**17,622,809**	**143,966,032**	**174,684,372**	**174,609,815**	**74,557**	**183,840,242**	**2,512,671**
Financial treasury bills	-	580,036	11,238,910	102,183,791	114,002,737	114,030,137	(27,400)	118,902,401	15,660
National treasury notes	-	127,117	786,752	24,746,713	25,660,582	25,860,757	(200,175)	29,841,115	1,772,594
National treasury bills	136,579	113,612	63,499	9,046,212	9,359,902	8,866,233	493,669	11,283,357	725,110
Financial bills	1,374,253	4,701,855	4,717,770	3,111,663	13,905,541	13,912,941	(7,400)	12,896,236	1,815
Debentures	2,875	127,855	568,768	4,464,817	5,164,315	5,349,234	(184,919)	3,903,215	(3,819)
Other	5,689,988	241,361	247,110	412,836	6,591,295	6,590,513	782	7,013,918	1,311
- Other activities	**-**	**-**	**2,697**	**4,810**	**7,507**	**7,509**	**(2)**	**45,528**	**(1)**
Financial treasury bills	-	-	2,697	4,810	7,507	7,509	(2)	7,433	(1)
Other	-	-	-	-	-	-	-	38,095	-
Total	**14,802,216**	**7,299,079**	**18,294,891**	**180,688,646**	**221,084,832**	**222,037,915**	**(953,083)**	**236,060,067**	**2,620,380**

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (2)									R$ thousand
	On March 31, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**23,162,908**	**16,148,868**	**22,432,522**	**157,970,686**	**219,714,984**	**219,492,267**	**222,717**	**211,376,940**	**4,706,462**
National treasury bills	17,703,887	3,446,780	1,765,523	58,780,809	81,696,999	78,654,185	3,042,814	79,985,442	2,573,700
Debentures	161,623	2,290,563	803,202	56,118,135	59,373,523	62,653,108	(3,279,585)	58,020,747	(232,585)
National treasury notes	-	452,446	15,505,700	21,087,403	37,045,549	35,744,803	1,300,746	35,425,785	1,902,624
Foreign corporate securities	32,358	1,548,815	103,997	5,560,567	7,245,737	7,518,337	(272,600)	7,442,004	268,638
Shares	3,159,217	-	-	-	3,159,217	3,457,005	(297,788)	3,566,928	(5,980)
Foreign government bonds	-	5,093,787	1,343,297	28,345	6,465,429	6,349,899	115,530	6,454,893	5,334
Promissory Notes	-	758,273	1,035,799	438,284	2,232,356	2,244,677	(12,321)	2,870,278	13,026
Certificates of real estate receivables	-	-	195,299	2,288,367	2,483,666	2,595,532	(111,866)	1,904,837	60,544
Other	2,105,823	2,558,204	1,679,705	13,668,776	20,012,508	20,274,721	(262,213)	15,706,026	121,161
- Insurance companies and capitalization bonds	**4,861,172**	**463,113**	**501,690**	**19,616,208**	**25,442,183**	**25,498,365**	**(56,182)**	**29,403,213**	**3,111,562**
National treasury notes	-	463,113	497,904	16,790,510	17,751,527	16,964,678	786,849	19,946,493	2,046,359
Shares	4,859,723	-	-	-	4,859,723	5,928,389	(1,068,666)	5,165,489	804,612
National treasury bills	-	-	-	2,774,163	2,774,163	2,595,667	178,496	4,233,009	242,923
Other	1,449	-	3,786	51,535	56,770	9,631	47,139	58,222	17,668
- Pension plans	**913,373**	**-**	**-**	**18,202,796**	**19,116,169**	**16,669,006**	**2,447,163**	**21,103,925**	**4,975,420**
National treasury notes	-	-	-	18,102,178	18,102,178	15,374,615	2,727,563	19,894,915	4,746,840
Shares	913,373	-	-	-	913,373	1,205,063	(291,690)	1,099,390	214,347
Debentures	-	-	-	73,707	73,707	62,409	11,298	80,190	14,233
Other	-	-	-	26,911	26,911	26,919	(8)	29,430	-
- Other activities	**359**	**-**	**8,048**	**-**	**8,407**	**8,207**	**200**	**8,397**	**271**
Other	359	-	8,048	-	8,407	8,207	200	8,397	271
Subtotal	**28,937,812**	**16,611,981**	**22,942,260**	**195,789,690**	**264,281,743**	**261,667,845**	**2,613,898**	**261,892,475**	**12,793,715**
Accounting Hedge (Note 9f II)	-	-	-	-	-	-	(469,759)	-	(269,021)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(552,463)	-	(545,381)
Total	**28,937,812**	**16,611,981**	**22,942,260**	**195,789,690**	**264,281,743**	**261,667,845**	**1,591,676**	**261,892,475**	**11,979,313**

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2)	R$ thousand								
	On March 31, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**15,645,485**	**7,760,940**	**4,818,473**	**38,552,722**	**66,777,620**	**68,665,377**	**1,887,757**	**67,096,679**	**2,464,037**
National treasury bills	15,645,485	7,759,773	4,799,469	27,789,326	55,994,053	57,996,106	2,002,053	57,884,427	1,848,510
Certificates of real estate receivables	-	-	18,050	7,751,413	7,769,463	7,514,904	(254,559)	8,388,224	489,378
National treasury notes	-	1,167	954	3,011,983	3,014,104	3,154,367	140,263	820,887	126,149
Other	-	-	-	-	-	-	-	3,141	-
- Insurance companies and capitalization bonds	**-**	**-**	**-**	**5,577,907**	**5,577,907**	**6,296,704**	**718,797**	**5,598,491**	**1,721,486**
National treasury notes	-	-	-	5,577,907	5,577,907	6,296,704	718,797	5,598,491	1,721,486
- Pension plans	**-**	**7,977**	**-**	**24,731,078**	**24,739,055**	**30,427,891**	**5,688,836**	**24,380,104**	**7,579,996**
National treasury notes	-	7,977	-	24,731,078	24,739,055	30,427,891	5,688,836	24,380,104	7,579,996
Total	**15,645,485**	**7,768,917**	**4,818,473**	**68,861,707**	**97,094,582**	**105,389,972**	**8,295,390**	**97,075,274**	**11,765,519**

Notes to the Consolidated Financial Statements

c) Breakdown of the portfolios by financial statement classification

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020 (3) (4)	On December 31, 2019 (3) (4)
Own portfolio	**41,847,801**	**24,067,946**	**28,726,284**	**338,532,759**	**433,174,790**	**441,008,311**
Fixed income securities	**27,725,603**	**24,067,946**	**28,726,284**	**338,532,759**	**419,052,592**	**424,498,848**
• National treasury notes	-	1,189,759	1,318,313	115,291,307	117,799,379	120,701,040
• Financial treasury bills	-	821,790	11,447,578	111,338,155	123,607,523	133,789,096
• National treasury bills	16,726,195	4,970,327	5,268,621	21,323,054	48,288,197	49,175,009
• Debentures	159,526	2,418,984	1,322,534	58,863,212	62,764,256	59,286,947
• Financial bills	1,486,381	4,828,562	4,797,980	3,761,063	14,873,986	13,827,308
• Certificates of real estate receivables	-	-	213,349	10,184,384	10,397,733	10,450,403
• Foreign government bonds	14,368	5,633,495	1,343,297	28,345	7,019,505	6,871,066
• Foreign corporate securities	1,550,630	824,403	104,529	5,353,781	7,833,343	7,315,967
• Brazilian foreign debt securities	-	-	762,805	4,410,309	5,173,114	1,345,187
• Promissory Notes	-	758,273	1,282,877	741,460	2,782,610	3,303,864
• Bank deposit certificates	18,329	241,360	93	72,085	331,867	811,535
• Other	7,770,174	2,380,993	864,308	7,165,604	18,181,079	17,621,426
Equity securities	**14,122,198**	-	-	-	**14,122,198**	**16,509,463**
• Shares of other companies	14,122,198	-	-	-	14,122,198	16,509,463
Restricted securities	**17,537,712**	**7,612,031**	**17,329,340**	**102,206,993**	**144,686,076**	**150,029,731**
Subject to repurchase agreements	**17,297,912**	**7,441,533**	**17,010,561**	**68,324,546**	**110,074,552**	**123,086,775**
• National treasury bills	17,292,628	6,301,079	1,406,589	51,135,099	76,135,395	98,773,575
• Foreign corporate securities	-	1,140,454	-	4,053,014	5,193,468	2,892,332
• National treasury notes	-	-	15,500,849	9,722,170	25,223,019	16,687,529
• Brazilian foreign debt securities	-	-	-	580,121	580,121	449,054
• Debentures	5,284	-	58,337	2,672,136	2,735,757	3,604,716
• Financial treasury bills	-	-	44,786	162,006	206,792	679,569
Given in guarantee to the Brazilian Central Bank	-	-	-	**6,572,357**	**6,572,357**	**4,063,389**
• National treasury bills	-	-	-	6,572,357	6,572,357	4,063,389
Privatization rights	-	-	-	**33,171**	**33,171**	**34,384**
Given in guarantee	**239,800**	**170,498**	**318,779**	**27,276,919**	**28,005,996**	**22,845,183**
• National treasury notes	-	-	1,104	190,011	191,115	4,692,368
• National treasury bills	-	74,712	-	16,905,477	16,980,189	7,267,365
• Financial treasury bills	-	95,786	317,675	10,180,451	10,593,912	10,721,947
• Other	239,800	-	-	980	240,780	163,503

Notes to the Consolidated Financial Statements

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020 (3) (4)	On December 31, 2019 (3) (4)
Securities sold under repurchase agreements - unrestricted	-	-	-	**4,600,291**	**4,600,291**	**3,989,774**
• National treasury bills	-	-	-	3,756,887	3,756,887	2,099,138
• National treasury notes	-	-	-	843,404	843,404	1,890,636
Total	**59,385,513**	**31,679,977**	**46,055,624**	**445,340,043**	**582,461,157**	**595,027,816**
%	10.2	5.4	7.9	76.5	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. In the first quarter of 2020 and 2019, there were no sales or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

d) Impairment for Securities

In the first quarter of 2020, there was a constitution due to impairment of financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held until Maturity" in the amount of R$(174,696) thousand (2019 - R$47,185 thousand), net of constitution/reversal and which includes the result from a sale or transfer of financial assets.

Notes to the Consolidated Financial Statements

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco's overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure's key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

Notes to the Consolidated Financial Statements

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total in March 31, 2020					Total in December 31, 2019				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts										
Purchase commitments:	**158,237,131**		**63,910**	**-**	**63,910**	**140,426,077**		**20,290**	**-**	**20,290**
- Interbank market	79,979,035	-	54,048	-	54,048	108,149,874	-	12,659	-	12,659
- Foreign currency	75,425,812	-	370	-	370	30,351,663	-	5,560	-	5,560
- Other	2,832,284	2,212,117	9,492	-	9,492	1,924,540	777,414	2,071	-	2,071
Sale commitments:	**192,526,858**		**(28,440)**	**-**	**(28,440)**	**231,911,105**		**(23,676)**	**-**	**(23,676)**
- Interbank market (1)	87,894,533	7,915,498	(23,590)	-	(23,590)	153,544,202	45,394,328	(18,640)	-	(18,640)
- Foreign currency (2)	104,012,158	28,586,346	(3,462)	-	(3,462)	77,219,777	46,868,114	(1,840)	-	(1,840)
- Other	620,167	-	(1,388)	-	(1,388)	1,147,126	-	(3,196)	-	(3,196)
Option contracts										
Purchase commitments:	**114,205,132**		**1,884,979**	**1,598,271**	**3,483,250**	**145,317,995**		**1,489,325**	**310,565**	**1,799,890**
- Interbank market	100,231,774	-	940,487	100,892	1,041,379	130,179,263	-	617,942	153,980	771,922
- Foreign currency	12,483,813	-	854,214	1,477,039	2,331,253	14,233,062	1,019,989	808,235	131,756	939,991
- Other	1,489,545	290,531	90,278	20,340	110,618	905,670	-	63,148	24,829	87,977
Sale commitments:	**131,550,296**		**(1,873,533)**	**(919,567)**	**(2,793,100)**	**253,288,998**		**(1,519,642)**	**(12,609)**	**(1,532,251)**
- Interbank market	116,773,498	16,541,724	(1,193,163)	(103,548)	(1,296,711)	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)
- Foreign currency	13,577,784	1,093,971	(577,042)	(839,701)	(1,416,743)	13,213,073	-	(545,433)	124,936	(420,497)
- Other	1,199,014	-	(103,328)	23,682	(79,646)	1,076,412	170,742	(82,256)	(7,362)	(89,618)
Forward contracts										
Purchase commitments:	**22,203,074**		**4,643,765**	**2,052**	**4,645,817**	**16,258,721**		**1,428,434**	**1,328**	**1,429,762**
- Interbank market	236,777	236,777	1,859	2,052	3,911	232,706	232,706	1,859	1,328	3,187
- Foreign currency	18,604,102	4,937,808	3,108,127	-	3,108,127	13,794,259	-	(251,175)	-	(251,175)
- Other	3,362,195	2,554,883	1,533,779	-	1,533,779	2,231,756	1,563,753	1,677,750	-	1,677,750
Sale commitments:	**14,473,606**		**(1,759,574)**	**(12,228)**	**(1,771,802)**	**15,834,563**		**125,532**	**(2,167)**	**123,365**
- Foreign currency (2)	13,666,294	-	(1,837,115)	-	(1,837,115)	15,166,560	1,372,301	107,747	-	107,747
- Other	807,312	-	77,541	(12,228)	65,313	668,003	-	17,785	(2,167)	15,618

Notes to the Consolidated Financial Statements

R$ thousand

	Total in March 31, 2020					Total in December 31, 2019				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Swap contracts										
Assets (long position):	**63,618,405**		**12,963,586**	**2,880,439**	**15,844,025**	**70,032,236**		**9,668,531**	**987,011**	**10,655,542**
- Interbank market	3,986,798	3,364,098	78,852	169,986	248,838	7,703,103	3,424,228	118,969	85,416	204,385
- Fixed rate	19,722,231	8,815,255	4,331,291	(412,525)	3,918,766	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351
- Foreign currency	36,187,347	4,204,410	8,214,634	2,940,124	11,154,758	19,746,372	-	1,032,687	1,066,491	2,099,178
- IGPM	675,041	-	146,988	99,528	246,516	670,554	-	124,132	118,554	242,686
- Other	3,046,988	-	191,821	83,326	275,147	3,197,284	-	139,072	231,870	370,942
Liabilities (unrestricted position):	**49,042,603**		**(14,331,956)**	**(3,305,749)**	**(17,637,705)**	**52,232,961**		**(9,044,701)**	**(3,161,114)**	**(12,205,815)**
- Interbank market	622,700	-	(103,086)	33,450	(69,636)	4,278,875	-	(179,169)	76,722	(102,447)
- Fixed rate	10,906,976	-	(1,584,281)	(1,727,083)	(3,311,364)	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)
- Foreign currency	31,982,937	-	(11,887,609)	(1,309,386)	(13,196,995)	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)
- IGPM	893,000	217,959	(205,804)	(127,236)	(333,040)	893,000	222,446	(167,300)	(170,755)	(338,055)
- Other	4,636,990	1,590,002	(551,176)	(175,494)	(726,670)	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)
Total	**745,857,105**		**1,562,737**	**243,218**	**1,805,955**	**925,302,656**		**2,144,093**	**(1,876,986)**	**267,107**

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$29,892,821 thousand (R$76,405,734 thousand in december, 2019); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$21,380,345 thousand (R$21,015,183 thousand in december, 2019) (Note 9f II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$82,555,013 thousand (R$64,376,717 thousand in december, 2019); and
(3) Reflects the net balance between the Asset and Liability position.

Notes to the Consolidated Financial Statements

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total in March 31, 2020									Total in December 31, 2019
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	12,963,586	2,880,439	15,844,025	62.7	603,469	1,783,103	1,210,742	12,246,711	15,844,025	10,655,542
Adjustment receivable - future	63,910	-	63,910	0.2	5,939	26	5,693	52,252	63,910	20,290
Receivable forward purchases	5,302,870	2,052	5,304,922	21.0	2,381,644	1,076,663	947,363	899,252	5,304,922	1,747,792
Receivable forward sales (1)	585,168	(12,228)	572,940	2.3	198,319	104,344	7,398	262,879	572,940	287,676
Premiums on exercisable options	1,884,979	1,598,271	3,483,250	13.8	446,629	347,912	755,454	1,933,255	3,483,250	1,799,890
Total assets (A)	**20,800,513**	**4,468,534**	**25,269,047**	**100.0**	**3,636,000**	**3,312,048**	**2,926,650**	**15,394,349**	**25,269,047**	**14,511,190**
Adjustment payables - swaps	(14,331,956)	(3,305,749)	(17,637,705)	75.2	(2,178,941)	(2,327,024)	(1,478,904)	(11,652,836)	(17,637,705)	(12,205,815)
Adjustment payables - future	(28,440)	-	(28,440)	0.1	(12,123)	(61)	(193)	(16,063)	(28,440)	(23,676)
Payable forward purchases	(659,105)	-	(659,105)	2.8	(97,756)	(38,184)	(47,603)	(475,562)	(659,105)	(318,030)
Payable forward sales	(2,344,742)	-	(2,344,742)	10.0	(899,150)	(521,581)	(424,953)	(499,058)	(2,344,742)	(164,311)
Premiums on written options	(1,873,533)	(919,567)	(2,793,100)	11.9	(255,237)	(136,436)	(777,679)	(1,623,748)	(2,793,100)	(1,532,251)
Total liabilities (B)	**(19,237,776)**	**(4,225,316)**	**(23,463,092)**	**100.0**	**(3,443,207)**	**(3,023,286)**	**(2,729,332)**	**(14,267,267)**	**(23,463,092)**	**(14,244,083)**
Net Effect (A-B)	**1,562,737**	**243,218**	**1,805,955**		**192,793**	**288,762**	**197,318**	**1,127,082**	**1,805,955**	**267,107**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – (Nominal Value)

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in March 31, 2020	Total in December 31, 2019
Futures contracts (1)	173,961,482	31,810,845	57,258,969	87,732,693	350,763,989	372,337,182
Option contracts	32,739,521	52,098,524	144,571,421	16,345,962	245,755,428	398,606,993
Forward contracts (1)	17,423,478	6,567,611	7,992,063	4,693,528	36,676,680	32,093,284
Swap contracts	9,401,390	18,236,469	12,357,942	72,665,207	112,661,008	122,265,197
Total in March 31, 2020	**233,525,871**	**108,713,449**	**222,180,395**	**181,437,390**	**745,857,105**	
Total in December 31, 2019	**553,466,755**	**80,674,625**	**84,555,049**	**206,606,227**		**925,302,656**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Notes to the Consolidated Financial Statements

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousand	
	On March 31, 2020	Total in December 31, 2019
Government securities		
National treasury bills	13,878,476	4,620,246
National treasury notes	-	5,270,514
Total	**13,878,476**	**9,890,760**

e) Revenues and expenses, net

	Three months ended on March 31 - R$ thousand	
	2020	2019
Swap contracts	296,481	131,858
Forward contracts (1)	(314,608)	55,765
Option contracts	514,547	(48,943)
Futures contracts (1)	(16,227,265)	(1,155,647)
Foreign exchange variation of assets and liabilities overseas	6,614,364	110,748
Total (Note 9 III)	**(9,116,481)**	**(906,219)**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousand	
	Total in March 31, 2020	Total in December 31, 2019
B3 (stock exchange)	520,766,462	739,773,021
B3 (over-the-counter)	**142,523,581**	**143,904,600**
- Financial Institutions	47,118,296	62,540,939
- Companies	94,963,462	80,946,338
- Individuals	441,823	417,323
Overseas (stock exchange) (1)	60,260,543	18,292,330
Overseas (over-the-counter) (1)	22,306,519	23,332,705
Total	**745,857,105**	**925,302,656**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand	
	Total in March 31, 2020	Total in December 31, 2019
Risk received in credit Swaps:	**7,854,867**	**3,894,982**
- Debt securities issued by companies	1,018,191	791,045
- Bonds of the Brazilian public debt	6,515,916	3,056,778
- Bonds of foreign public debt	320,760	47,159
Risk transferred in credit Swaps:	**(987,753)**	**(1,108,443)**
- Brazilian public debt derivatives	(363,909)	(181,382)
- Foreign public debt derivatives	(623,844)	(927,061)
Total net credit risk value	**6,867,114**	**2,786,539**
Effect on Shareholders' Equity	**98,498**	**84,382**
Remuneration on the counterparty receiving the risk	**(398,654)**	**(11,945)**

Notes to the Consolidated Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On March 31, 2020, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the Income Statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,380,345	21,513,817	265,354	145,945
Hedge of interest payments on funding (2)	29,892,821	29,570,190	(255,282)	(140,405)
Total in March 31, 2020	**51,273,166**	**51,084,007**	**10,072**	**5,540**
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in December 31, 2019	**97,420,917**	**97,069,508**	**119,653**	**65,809**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates until 2021, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2022, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(18,885) thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the income statements in the first quarter of 2020 and in 2019.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,021,553	1,114,040	(479,831)	(263,907)
Total in March 31, 2020	**2,021,553**	**1,114,040**	**(479,831)**	**(263,907)**
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in December 31, 2019	**1,919,177**	**925,820**	**(388,674)**	**(213,771)**

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$19,904 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in first quarter of 2020 was R$(6,183) thousand (there were no gains/(losses) recorded in the income statements in 2019).

III) Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Fixed income securities (1)	8,072,352	5,913,996
Interbank investments (Note 6b)	1,760,000	1,900,280
Equity securities	(813,424)	57,291
Subtotal	**9,018,928**	**7,871,567**
Income from insurance, pension plans and capitalization bonds	972,642	2,185,133
Income from derivative financial instruments (Note 9e)	(9,116,481)	(906,219)
Total	**875,089**	**9,150,481**

(1) In the first quarter of 2020, there were impairment reversal of financial assets (mostly debentures), in the amount of R$412,255 thousand (R$47,185 thousand in 2019), net of constitution/reversal. Including the result from a sale or transfer of financial assets, we would have an impairment of (R$174,696 thousand).

Notes to the Consolidated Financial Statements

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

	R$ thousand									
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in March 31, 2020 (A)	% (4)	Total in December 31, 2019 (A)	% (4)
Discounted trade receivables and loans (1)	23,291,064	13,860,803	12,888,649	22,974,657	35,777,827	93,584,129	202,377,129	37.6	185,347,428	36.1
Financing and on-lending	5,122,730	4,826,695	4,062,701	11,672,133	21,083,466	104,945,718	151,713,443	28.1	144,416,003	28.0
Agricultural and agribusiness loans	752,703	972,834	1,528,748	4,773,006	5,217,098	7,216,395	20,460,784	3.8	20,392,848	4.0
Subtotal	**29,166,497**	**19,660,332**	**18,480,098**	**39,419,796**	**62,078,391**	**205,746,242**	**374,551,356**	**69.5**	**350,156,279**	**68.1**
Leases	110,905	98,625	99,131	273,082	480,640	1,770,507	2,832,890	0.5	2,726,858	0.5
Advances on foreign exchange contracts (2)	3,143,154	3,136,491	2,568,182	4,132,518	2,911,296	-	15,891,641	2.9	15,684,618	3.0
Subtotal	**32,420,556**	**22,895,448**	**21,147,411**	**43,825,396**	**65,470,327**	**207,516,749**	**393,275,887**	**72.9**	**368,567,755**	**71.6**
Other receivables (3)	22,206,311	9,633,382	6,221,771	8,497,141	3,767,230	636,870	50,962,705	9.4	57,312,929	11.1
Credit portfolio	**54,626,867**	**32,528,830**	**27,369,182**	**52,322,537**	**69,237,557**	**208,153,619**	**444,238,592**	**82.3**	**425,880,684**	**82.7**
Acquisition of credit card receivables	3,323,373	1,151,637	998,842	2,972,466	600,443	-	9,046,761	1.7	9,485,622	1.8
Subtotal	**57,950,240**	**33,680,467**	**28,368,024**	**55,295,003**	**69,838,000**	**208,153,619**	**453,285,353**	**84.0**	**435,366,306**	**84.5**
Sureties and guarantees	3,309,360	1,033,493	2,554,576	7,785,538	13,792,661	56,414,398	84,890,026	15.7	78,231,145	15.2
Guarantee given on rural loans assigned	-	-	-	-	9,394	51,277	60,671	-	60,757	-
Letters of credit for imports	182,046	105,096	59,423	56,708	55,109	1,064,119	1,522,501	0.3	1,411,197	0.3
Confirmed exports loans	-	529	-	20,344	5,056	-	25,929	-	20,227	-
Total - Memorandum accounts	**3,491,406**	**1,139,118**	**2,613,999**	**7,862,590**	**13,862,220**	**57,529,794**	**86,499,127**	**16.0**	**79,723,326**	**15.5**
Total on March 31, 2020	**61,441,646**	**34,819,585**	**30,982,023**	**63,157,593**	**83,700,220**	**265,683,413**	**539,784,480**	**100.0**		
Total on December 31, 2019	**58,848,500**	**34,555,194**	**25,618,740**	**62,116,622**	**81,107,695**	**252,842,881**			**515,089,632**	**100.0**

Notes to the Consolidated Financial Statements

R$ thousand

	Non-performing loans – Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in March 31, 2020 (B)	% (4)	Total in December 31, 2019 (B)	% (4)
Discounted trade receivables and loans (1)	1,272,525	1,362,836	1,107,558	2,869,375	3,681,995	10,294,289	78.5	9,311,845	81.4
Financing and on-lending	288,645	213,440	152,976	463,002	239,987	1,358,050	10.4	975,701	8.5
Agricultural and agribusiness loans	15,241	14,463	8,902	34,650	56,434	129,690	1.0	165,321	1.4
Subtotal	**1,576,411**	**1,590,739**	**1,269,436**	**3,367,027**	**3,978,416**	**11,782,029**	**89.9**	**10,452,867**	**91.3**
Leases	1,897	1,109	1,197	3,029	1,544	8,776	0.1	25,473	0.2
Advances on foreign exchange contracts (2)	16,772	6,305	13,897	7,174	3,614	47,762	0.4	372,646	3.3
Subtotal	**1,595,080**	**1,598,153**	**1,284,530**	**3,377,230**	**3,983,574**	**11,838,567**	**90.3**	**10,850,986**	**94.8**
Other receivables (3)	53,879	258,087	16,713	385,233	557,149	1,271,061	9.7	591,315	5.2
Total on March 31, 2020	**1,648,959**	**1,856,240**	**1,301,243**	**3,762,463**	**4,540,723**	**13,109,628**	**100.0**		
Total on December 31, 2019	**1,350,061**	**1,407,886**	**1,684,557**	**2,786,452**	**4,213,345**			**11,442,301**	**100.0**

R$ thousand

	Non-performing loans – Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in March 31, 2020 (C)	% (4)	Total in December 31, 2019 (C)	% (4)
Discounted trade receivables and loans (1)	818,607	688,139	645,814	1,550,683	2,513,328	6,274,772	12,491,343	65.3	10,382,566	66.4
Financing and on-lending	258,406	240,765	230,257	651,922	1,107,001	3,899,676	6,388,027	33.3	4,991,524	32.0
Agricultural and agribusiness loans	832	3,361	1,176	9,009	20,514	31,185	66,077	0.3	70,669	0.5
Subtotal	**1,077,845**	**932,265**	**877,247**	**2,211,614**	**3,640,843**	**10,205,633**	**18,945,447**	**98.9**	**15,444,759**	**98.9**
Leases	2,040	1,857	1,773	5,148	14,571	89,179	114,568	0.6	105,184	0.7
Subtotal	**1,079,885**	**934,122**	**879,020**	**2,216,762**	**3,655,414**	**10,294,812**	**19,060,015**	**99.5**	**15,549,943**	**99.6**
Other receivables (3)	11,707	9,541	8,867	21,777	23,875	26,425	102,192	0.5	68,746	0.4
Total on March 31, 2020	**1,091,592**	**943,663**	**887,887**	**2,238,539**	**3,679,289**	**10,321,237**	**19,162,207**	**100.0**		
Total on December 31, 2019	**911,472**	**790,742**	**760,240**	**1,790,461**	**2,936,967**	**8,428,807**			**15,618,689**	**100.0**

Notes to the Consolidated Financial Statements

	R$ thousand			
	Total			
	Total in March 31, 2020 (A+B+C)	% (4)	Total in December 31, 2019 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	225,162,761	39.4	205,041,839	37.9
Financing and on-lending	159,459,520	27.9	150,383,228	27.7
Agricultural and agribusiness loans	20,656,551	3.6	20,628,838	3.8
Subtotal	**405,278,832**	**70.9**	**376,053,905**	**69.4**
Leases	2,956,234	0.5	2,857,515	0.5
Advances on foreign exchange contracts (2) (Note 10a)	15,939,403	2.8	16,057,264	3.0
Subtotal	**424,174,469**	**74.2**	**394,968,684**	**72.9**
Other receivables (3)	52,335,958	9.1	57,972,990	10.7
Credit portfolio	**476,510,427**	**83.3**	**452,941,674**	**83.6**
Acquisition of credit card receivables	9,046,761	1.6	9,485,622	1.7
Subtotal	**485,557,188**	**84.9**	**462,427,296**	**85.3**
Sureties and guarantees	84,890,026	14.8	78,231,145	14.4
Guarantee given on rural loans assigned	60,671	-	60,757	-
Letters of credit for imports	1,522,501	0.3	1,411,197	0.3
Confirmed exports loans	25,929	-	20,227	-
Total - Memorandum accounts	**86,499,127**	**15.1**	**79,723,326**	**14.7**
Total on March 31, 2020	**572,056,315**	**100.0**		
Total on December 31, 2019			**542,150,622**	**100.0**

(1) Including credit card loans of R$11,414,684 thousand (R$13,499,626 thousand in December, 2019);
(2) Advances on foreign exchange contracts are classified as a deduction from "Other Liabilities";
(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$30,591,685 thousand (R$33,977,700 thousand in December, 2019); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

Notes to the Consolidated Financial Statements

b) Modalities and levels of risk

	Levels of risk												R$ thousand
	AA	A	B	C	D	E	F	G	H	Total in March 31, 2020	% (1)	Total in December 31, 2019	% (1)
Discounted trade receivables and loans	24,010,966	110,710,972	22,542,484	32,745,429	6,044,501	6,708,434	3,868,895	3,153,611	15,377,469	225,162,761	40.2	205,041,839	38.7
Financing and on-lending	104,076,429	22,218,971	16,709,012	8,680,410	2,166,194	2,140,104	823,056	846,450	1,798,894	159,459,520	28.4	150,383,228	28.3
Agricultural and agribusiness loans	6,319,869	8,326,660	4,491,140	1,108,413	199,051	45,151	42,459	19,918	103,890	20,656,551	3.7	20,628,838	3.9
Subtotal	**134,407,264**	**141,256,603**	**43,742,636**	**42,534,252**	**8,409,746**	**8,893,689**	**4,734,410**	**4,019,979**	**17,280,253**	**405,278,832**	**72.3**	**376,053,905**	**70.9**
Leases	628,132	712,380	1,438,188	28,297	13,020	4,516	450	20,449	110,802	2,956,234	0.5	2,857,515	0.5
Advances on foreign exchange contracts (2)	7,838,929	2,364,944	3,452,760	1,932,412	29,398	29,497	38,998	82,822	169,643	15,939,403	2.8	16,057,264	3.0
Subtotal	**142,874,325**	**144,333,927**	**48,633,584**	**44,494,961**	**8,452,164**	**8,927,702**	**4,773,858**	**4,123,250**	**17,560,698**	**424,174,469**	**75.6**	**394,968,684**	**74.4**
Other receivables	12,941,071	25,586,024	6,368,356	5,322,523	272,401	127,951	114,303	51,253	1,552,076	52,335,958	9.3	57,972,990	10.9
Subtotal	**155,815,396**	**169,919,951**	**55,001,940**	**49,817,484**	**8,724,565**	**9,055,653**	**4,888,161**	**4,174,503**	**19,112,774**	**476,510,427**	**84.9**	**452,941,674**	**85.3**
Financial guarantees provided (3)	72,903,009	4,342,356	1,202,480	93,845	4,422,709	1,925,627	-	-	-	84,890,026	15.1	78,231,145	14.7
Total on March 31, 2020	**228,718,405**	**174,262,307**	**56,204,420**	**49,911,329**	**13,147,274**	**10,981,280**	**4,888,161**	**4,174,503**	**19,112,774**	**561,400,453**	**100.0**		
%	**40.8**	**31.0**	**10.0**	**8.9**	**2.3**	**2.0**	**0.9**	**0.7**	**3.4**	**100.0**			
Total on December 31, 2019	**207,680,850**	**175,101,164**	**51,022,462**	**47,809,000**	**12,380,302**	**10,162,975**	**4,138,121**	**4,033,250**	**18,844,695**			**531,172,819**	**100.0**
%	**39.1**	**33.0**	**9.6**	**9.0**	**2.3**	**1.9**	**0.8**	**0.8**	**3.5**			**100.0**	

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Note 10a; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 19c.

Notes to the Consolidated Financial Statements

c) Composition of credit portfolio by risk level and delay situation

I) Levels of risk

R$ thousand

	Levels of risk												
	Non-performing loans (3)												
	AA	A	B	C	D	E	F	G	H	Total in March 31, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	-	-	**3,478,321**	**3,391,012**	**2,690,659**	**1,866,496**	**1,424,625**	**1,634,322**	**4,676,772**	**19,162,207**	**100.0**	**15,618,689**	**100.0**
1 to 30	-	-	204,498	239,138	134,874	102,380	72,262	71,305	267,135	1,091,592	5.7	911,472	5.8
31 to 60	-	-	175,679	202,607	114,033	87,976	66,037	66,950	230,381	943,663	4.9	790,742	5.1
61 to 90	-	-	170,767	188,735	106,774	84,558	61,274	60,661	215,118	887,887	4.6	760,240	4.9
91 to 180	-	-	367,466	417,906	311,375	227,270	171,319	160,706	582,497	2,238,539	11.7	1,790,461	11.5
181 to 360	-	-	576,387	662,088	513,274	374,252	287,036	290,560	975,692	3,679,289	19.2	2,936,967	18.8
More than 360	-	-	1,983,524	1,680,538	1,510,329	990,060	766,697	984,140	2,405,949	10,321,237	53.9	8,428,807	53.9
Past-due installments (2)	-	-	**571,469**	**1,125,078**	**1,066,179**	**1,135,376**	**955,796**	**874,231**	**7,381,499**	**13,109,628**	**100.0**	**11,442,301**	**100.0**
1 to 14	-	-	19,472	76,712	53,411	145,206	17,950	27,197	112,110	452,058	3.4	297,885	2.6
15 to 30	-	-	517,773	285,048	102,098	65,112	44,824	32,626	149,420	1,196,901	9.1	1,052,176	9.2
31 to 60	-	-	34,224	729,559	243,520	131,092	114,629	67,616	535,600	1,856,240	14.2	1,407,886	12.3
61 to 90	-	-	-	25,689	620,750	185,633	91,303	88,305	289,563	1,301,243	10.0	1,684,557	14.6
91 to 180	-	-	-	8,070	46,400	592,294	659,532	631,340	1,824,827	3,762,463	28.7	2,786,452	24.4
181 to 360	-	-	-	-	-	16,039	27,558	27,147	4,445,215	4,515,959	34.4	4,149,757	36.3
More than 360	-	-	-	-	-	-	-	-	24,764	24,764	0.2	63,588	0.6
Subtotal	-	-	**4,049,790**	**4,516,090**	**3,756,838**	**3,001,872**	**2,380,421**	**2,508,553**	**12,058,271**	**32,271,835**		**27,060,990**	
Specific provision	-	-	40,498	135,483	375,684	900,562	1,190,210	1,755,987	12,058,271	16,456,695		14,384,380	

(1) Percentage of maturities by installment;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

	R$ thousand												
	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total in March 31, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	**155,651,184**	**169,029,762**	**50,809,769**	**45,052,616**	**4,925,045**	**6,015,054**	**2,453,329**	**1,627,924**	**7,012,091**	**442,576,774**	**99.6**	**424,171,930**	**99.6**
1 to 30	12,690,269	26,352,602	6,224,837	6,391,553	424,033	248,565	62,976	126,135	444,079	52,965,049	11.9	50,993,845	12.0
31 to 60	9,689,639	13,276,851	4,579,812	4,141,126	190,259	177,219	50,748	40,828	382,348	32,528,830	7.3	32,649,225	7.7
61 to 90	7,612,451	11,046,123	3,848,478	3,729,760	171,629	610,387	72,074	51,533	226,747	27,369,182	6.2	23,927,453	5.6
91 to 180	16,635,504	20,756,606	6,913,011	6,108,445	399,521	306,910	150,813	303,878	747,849	52,322,537	11.8	52,933,226	12.4
181 to 360	24,404,173	25,981,886	8,330,401	7,880,305	1,073,787	542,592	204,888	282,019	537,506	69,237,557	15.6	67,145,117	15.8
More than 360	84,619,148	71,615,694	20,913,230	16,801,427	2,665,816	4,129,381	1,911,830	823,531	4,673,562	208,153,619	46.9	196,523,064	46.1
Past due up to 14 days	**164,212**	**890,189**	**142,381**	**248,778**	**42,682**	**38,727**	**54,411**	**38,026**	**42,412**	**1,661,818**	**0.4**	**1,708,754**	**0.4**
Subtotal	**155,815,396**	**169,919,951**	**50,952,150**	**45,301,394**	**4,967,727**	**6,053,781**	**2,507,740**	**1,665,950**	**7,054,503**	**444,238,592**	**100.0**	**425,880,684**	**100.0**
Generic provision	-	849,600	509,521	1,359,042	496,773	1,816,134	1,253,870	1,166,165	7,054,503	14,505,608		15,371,677	
Total on March 31, 2020	**155,815,396**	**169,919,951**	**55,001,940**	**49,817,484**	**8,724,565**	**9,055,653**	**4,888,161**	**4,174,503**	**19,112,774**	**476,510,427**			
Existing provision	-	1,899,525	1,391,720	4,553,536	2,178,369	3,997,487	3,095,233	4,079,352	19,112,774	40,307,996			
Minimum required provision	-	849,600	550,019	1,494,525	872,457	2,716,696	2,444,080	2,922,152	19,112,774	30,962,303			
Complementary reserve	-	1,049,925	841,701	3,059,011	1,305,912	1,280,791	651,153	1,157,200	-	9,345,693			
Total on December 31, 2019	**142,004,361**	**170,724,534**	**49,362,931**	**47,715,155**	**7,976,342**	**8,142,285**	**4,138,121**	**4,033,250**	**18,844,695**			**452,941,674**	
Existing provision	-	974,264	579,340	4,157,469	1,944,607	3,577,874	2,605,846	3,956,330	18,844,695			36,640,425	
Minimum required provision	-	853,623	493,630	1,431,454	797,634	2,442,686	2,069,060	2,823,275	18,844,695			29,756,057	
Complementary reserve	-	120,641	85,710	2,726,015	1,146,973	1,135,188	536,786	1,133,055	-			6,884,368	

(1) Percentage of maturities by installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

II) Breakdown of credit portfolio and allowance for loan losses

R$ thousand

Level of risk	Portfolio balance							
	Non-performing loans			Performing loans	Total	% (1)	% Three months ended on March 31, 2020 (2)	% Accrued on December 31, 2019 (2)
	Installments past due	Installments not yet due	Total - non-performing loans					
AA	-	-	-	155,815,396	155,815,396	32.7	32.7	31.3
A	-	-	-	169,919,951	169,919,951	35.7	68.4	69.0
B	571,469	3,478,321	4,049,790	50,952,150	55,001,940	11.5	79.9	79.9
C	1,125,078	3,391,012	4,516,090	45,301,394	49,817,484	10.5	90.4	90.4
Subtotal	**1,696,547**	**6,869,333**	**8,565,880**	**421,988,891**	**430,554,771**	**90.4**		
D	1,066,179	2,690,659	3,756,838	4,967,727	8,724,565	1.8	92.2	92.2
E	1,135,376	1,866,496	3,001,872	6,053,781	9,055,653	1.9	94.1	94.0
F	955,796	1,424,625	2,380,421	2,507,740	4,888,161	1.0	95.1	94.9
G	874,231	1,634,322	2,508,553	1,665,950	4,174,503	0.9	96.0	95.8
H	7,381,499	4,676,772	12,058,271	7,054,503	19,112,774	4.0	100.0	100.0
Subtotal	**11,413,081**	**12,292,874**	**23,705,955**	**22,249,701**	**45,955,656**	**9.6**		
Total on March 31, 2020	**13,109,628**	**19,162,207**	**32,271,835**	**444,238,592**	**476,510,427**	**100.0**		
%	**2.8**	**4.0**	**6.8**	**93.2**	**100.0**			
Total on December 31, 2019	**11,442,301**	**15,618,689**	**27,060,990**	**425,880,684**	**452,941,674**			
%	**2.5**	**3.4**	**5.9**	**94.1**	**100.0**			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

III) Credit portfolio by days past due

R$ thousand

Exposure - Loans	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total in March 31, 2020	**426,425,309**	**12,759,673**	**15,546,036**	**4,172,069**	**8,262,679**	**9,259,772**	**84,889**	**476,510,427**
Total in December 31, 2019	**411,041,549**	**10,852,711**	**12,193,598**	**3,964,721**	**6,411,037**	**8,350,437**	**127,621**	**452,941,674**

Notes to the Consolidated Financial Statements

d) Concentration of loans

	R$ thousand			
	On March 31, 2020	% (1)	On December 31, 2019	% (1)
Largest borrower	10,384,583	2.2	8,870,762	2.0
10 largest borrowers	40,693,133	8.5	35,177,697	7.8
20 largest borrowers	56,533,714	11.9	51,718,848	11.4
50 largest borrowers	82,359,610	17.3	76,286,455	16.8
100 largest borrowers	100,769,002	21.1	92,082,076	20.3

(1) Percentage on total portfolio (as defined by Bacen).

e) Credit portfolio by economic sector

	R$ thousand			
	On March 31, 2020	%	On December 31, 2019	%
Public sector	**10,673,320**	**2.2**	**8,899,863**	**2.0**
Oil, derivatives and aggregate activities	10,384,583	2.2	8,870,762	2.0
Production and distribution of electricity	275,763	0.1	3,032	-
Other industries	12,974	-	26,069	-
Private sector	**465,837,107**	**97.8**	**444,041,811**	**98.0**
Companies	**229,642,056**	**48.2**	**213,605,332**	**47.2**
Real estate and construction activities	22,063,495	4.6	21,695,592	4.8
Retail	35,150,246	7.4	35,521,621	7.8
Services	25,111,480	5.3	20,136,089	4.4
Transportation and concession	21,962,653	4.6	20,807,687	4.6
Automotive	16,149,606	3.4	12,723,830	2.8
Food products	12,478,597	2.6	11,067,069	2.4
Wholesale	14,624,073	3.1	14,327,816	3.2
Production and distribution of electricity	3,236,605	0.7	2,868,563	0.6
Iron and steel industry	10,073,933	2.1	9,022,956	2.0
Sugar and alcohol	6,489,960	1.4	6,191,961	1.4
Holding	2,076,630	0.4	2,940,207	0.6
Capital goods	3,527,011	0.7	3,197,561	0.7
Pulp and paper	2,337,005	0.5	2,331,950	0.5
Chemical	5,087,819	1.1	4,787,210	1.1
Cooperative	3,433,423	0.7	2,843,482	0.6
Financial	2,780,217	0.6	1,904,654	0.4
Leisure and tourism	3,451,708	0.7	3,401,206	0.8
Textiles	2,541,510	0.5	2,380,689	0.5
Agriculture	1,961,471	0.4	1,833,734	0.4
Oil, derivatives and aggregate activities	1,864,205	0.4	1,715,630	0.4
Other industries	33,240,409	7.0	31,905,825	7.0
Individuals	**236,195,051**	**49.6**	**230,436,479**	**50.9**
Total	**476,510,427**	**100.0**	**452,941,674**	**100.0**

Notes to the Consolidated Financial Statements

f) Changes in the renegotiated portfolio

	R$ thousand	
	2020	2019
Opening balance on December 31	**19,030,657**	**17,143,212**
Amount renegotiated	4,202,378	5,467,391
Amount received	(2,521,726)	(2,349,049)
Write-offs	(1,081,498)	(1,280,356)
Closing balance on March 31	**19,629,811**	**18,981,198**
Allowance for loan losses	13,119,157	15,240,205
Percentage on renegotiated portfolio	66.8%	80.3%

g) Income from loans and leases

	Three months ended on March 31 - R$ thousand	
	2020	2019
Discounted trade receivables and loans	13,133,755	11,464,806
Financing and on-lending	4,536,424	4,061,851
Agricultural and agribusiness loans	383,729	383,830
Subtotal	**18,053,908**	**15,910,487**
Recovery of credits charged-off as losses	1,410,426	3,006,115
Subtotal	**19,464,334**	**18,916,602**
Leases, net of expenses	62,502	51,835
Total	**19,526,836**	**18,968,437**

Notes to the Consolidated Financial Statements

h) Provision for expected losses, changes in allowance for loan losses and expenses net of amounts recovered

I) Composition - Provisions for Expected Losses Associated with Credit Risk

R$ thousand

Level of risk	Provision									
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% Three months ended on March 31, 2020 (1)	% Accrued on December 31, 2019 (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	849,600	849,600	1,049,925	1,899,525	1.1	0.6
B	1.0	5,715	34,783	40,498	509,521	550,019	841,701	1,391,720	2.5	1.2
C	3.0	33,752	101,731	135,483	1,359,042	1,494,525	3,059,011	4,553,536	9.1	8.7
Subtotal		**39,467**	**136,514**	**175,981**	**2,718,163**	**2,894,144**	**4,950,637**	**7,844,781**	**1.8**	**1.4**
D	10.0	106,618	269,066	375,684	496,773	872,457	1,305,912	2,178,369	25.0	24.4
E	30.0	340,613	559,949	900,562	1,816,134	2,716,696	1,280,791	3,997,487	44.1	43.9
F	50.0	477,898	712,312	1,190,210	1,253,870	2,444,080	651,153	3,095,233	63.3	63.0
G	70.0	611,962	1,144,025	1,755,987	1,166,165	2,922,152	1,157,200	4,079,352	97.7	98.1
H	100.0	7,381,499	4,676,772	12,058,271	7,054,503	19,112,774	-	19,112,774	100.0	100.0
Subtotal		**8,918,590**	**7,362,124**	**16,280,714**	**11,787,445**	**28,068,159**	**4,395,056**	**32,463,215**	**70.6**	**71.7**
Total on March 31, 2020		**8,958,057**	**7,498,638**	**16,456,695**	**14,505,608**	**30,962,303**	**9,345,693**	**40,307,996**	**8.5**	
%		**22.2**	**18.6**	**40.8**	**36.0**	**76.8**	**23.2**	**100.0**		
Total on December 31, 2019		**7,913,631**	**6,470,749**	**14,384,380**	**15,371,677**	**29,756,057**	**6,884,368**	**36,640,425**		**8.1**
%		**21.6**	**17.7**	**39.3**	**42.0**	**81.2**	**18.8**	**100.0**		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Notes to the Consolidated Financial Statements

II) Changes in allowance for loan losses

	R$ thousand	
	2020	2019
- Specific provision (1)	**14,384,380**	**14,039,739**
- Generic provision (2)	**15,371,677**	**14,061,801**
- Complementary reserve (3)	**6,884,368**	**6,881,309**
Opening balance on December 31	**36,640,425**	**34,982,849**
Accounting for allowance for loan losses (Note 9h)	7,326,144	6,258,796
Write-offs	(4,216,345)	(4,373,981)
Exchange variation	557,772	8,216
Closing balance on March 31 (4)	**40,307,996**	**36,875,880**
- Specific provision (1)	**16,456,695**	**13,590,536**
- Generic provision (2)	**14,505,608**	**16,399,468**
- Complementary reserve (3)	**9,345,693**	**6,885,876**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse); and
(4) On March 31, 2020, includes a provision, in the amount of R$2,672,405 thousand, constituted in this quarter, which added to the pre-existing portion of R$2,392,868 thousand, related to possible losses in an adverse economic scenario, totaled a provision of R$5,065,273 thousand. This provision will allow us to absorb the initial impacts of the worsening economic scenario, which will result in an increase in the level of defaults, reflecting the bankruptcy of companies, an increase in the unemployment rate, as well as the degradation of the value of guarantees.

III) Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Three months ended on March 31 - R$ thousand	
	2020	2019
Amount recorded	7,326,144	6,258,796
Amount recovered	(1,410,426)	(3,006,115)
Allowance for Loan Losses expense net of amounts recovered (1)	**5,915,718**	**3,252,681**

(1) In the first quarter of 2020, credit assignments of operations were made, already written off as losses, without retaining risks and benefits in the amount of R$6,439,584 thousand, whose sale value was R$147,950 thousand.

Notes to the Consolidated Financial Statements

11) OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Foreign exchange portfolio (a)	57,897,156	31,215,701
Credit card operations	30,591,685	33,977,701
Trade and credit receivables	21,217,331	23,039,948
Debtors for escrow deposits	18,736,703	18,695,102
Securities trading	7,067,825	4,659,791
Receivable insurance premiums	4,285,050	4,125,110
Receivables	1,742,013	1,630,039
Payments to be reimbursed	771,277	769,689
Receivables on sureties and guarantees honored	628,440	685,042
Other investments	232,005	231,491
Receivables from sale of assets	152,811	169,183
Total	**143,322,296**	**119,198,797**

a) Foreign exchange portfolio

Balances

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Assets – other financial instruments		
Exchange purchases pending settlement	39,791,769	23,782,652
Foreign exchange and forward documents in foreign currencies	21,035	19,091
Exchange sale receivables	18,101,496	7,394,485
(-) Advances in domestic currency received	(297,989)	(243,847)
Income receivable on advances granted	280,845	263,320
Total	**57,897,156**	**31,215,701**
Liability - Other financial instruments		
Exchange sales pending settlement	19,388,124	7,793,350
Exchange purchase payables	34,480,931	23,751,316
(-) Advances on foreign exchange contracts	(15,939,420)	(16,057,264)
Other	351	1,368
Total	**37,929,986**	**15,488,770**
Net foreign exchange portfolio	**19,967,170**	**15,726,931**
Memorandum accounts:		
- Loans available for import	1,522,501	1,411,197
- Confirmed exports loans	25,929	20,227

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Three months ended on March 31 - R$ thousand	
	2020	2019
Foreign exchange income	**5,019,514**	**1,424,934**
Adjustments:		
- Income on foreign currency financing (1)	225,239	58,849
- Income on export financing (1)	501,952	445,526
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(3,940,999)	(1,046,633)
- Funding expenses (3)	(500,532)	(445,178)
- Other (4)	(939,199)	(164,999)
Total adjustments	**(4,653,539)**	**(1,152,435)**
Adjusted foreign exchange income	**365,975**	**272,499**

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refers to funding expenses of investments in foreign exchange; and

(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

Notes to the Consolidated Financial Statements

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in the consolidated financial statements

	R$ thousand	
	On March 31, 2020	**On December 31, 2019**
- Cielo S.A.	3,390,162	3,434,807
- Elo Participações Ltda.	1,260,088	1,407,642
- Fleury S.A.	674,237	703,401
- IRB-Brasil Resseguros S.A.	649,245	668,833
- Swiss Re Corporate Solutions Brasil	342,831	345,825
- Aquarius Participações S.A. (1)	-	44,535
- Haitong Banco de Investimento do Brasil S.A.	103,849	104,420
- Others	430,120	433,631
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	**6,850,532**	**7,143,094**

(1) Company sold in January 2020.

Notes to the Consolidated Financial Statements

b) The income/expense from the equity method accounting of investments was recognized in the income statement, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

Companies	Three months ended on March 31 - R$ thousand								
	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Number of shares held (in thousands)	Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)	
			Ordinary (ON)	Preferential (PN)				2020	2019
- Elo Participações Ltda. (2)	1,052,000	2,519,672	-	-	526,105	50.01%	161,020	80,526	64,930
- Aquarius Participações S.A. (3)	-	-	-	-	-	-	-	-	745
- Haitong Banco de Investimento do Brasil S.A.	420,000	519,245	12,734	12,734	-	20.00%	6,460	1,292	1,239
- Others (4)								119,072	219,647
Share of profit (loss) of unconsolidated and jointly controlled companies								**200,890**	**286,561**

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) Company sold in January 2020; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

Notes to the Consolidated Financial Statements

13) PREMISES AND EQUIPMENT

						R$ thousand
	Annual depreciation rate	Cost	Depreciation	Provisions for Impairment of Assets	Cost net of depreciation	
					On March 31, 2020	On December 31, 2019
Property and equipment:						
- Buildings	4%	2,638,634	(844,221)	(5,067)	1,789,346	1,793,859
- Land	-	809,814	-	-	809,814	809,814
Facilities, furniture and premises and equipment	10%	6,026,191	(3,181,415)	(62,938)	2,781,838	3,525,331
Security and communication systems	10%	386,615	(220,816)	-	165,799	153,852
Data processing systems	20 to 40%	9,799,451	(6,161,052)	-	3,638,399	3,189,338
Transportation systems	10 to 20%	197,755	(69,871)	(3,803)	124,081	127,984
Fixed Assets in course	-	540,777	-	-	540,777	131,394
Total in March 31, 2020		**20,399,237**	**(10,477,375)**	**(71,808)**	**9,850,054**	
Total in December 31, 2019						**9,731,572**

The fixed assets to shareholders' equity ratio is 35.5% when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,296,326 thousand, net of accumulated amortization, as applicable, of which: (i) R$984,182 thousand recognized in 'Permanent Assets – Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$3,312,144 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

In the first quarter of 2020, goodwill was amortized totaling R$386,699 thousand (R$404,199 thousand in 2019) (Note 28).

b) Intangible assets

Acquired intangible assets consist of:

					R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization	
				On March 31, 2020	On December 31, 2019
Anticipation for acquisition of right to provide financial services (2)	Contract	7,677,527	(3,085,172)	4,592,355	4,487,898
Software (2)	20%	12,321,450	(8,903,615)	3,417,835	3,127,388
Goodwill (2) (3)	Up to 20%	10,848,220	(7,536,076)	3,312,144	3,878,688
Other	Contract	595,327	(403,016)	192,311	28,794
Total in March 31, 2020		**31,442,524**	**(19,927,879)**	**11,514,645**	
Total in December 31, 2019		**30,974,346**	**(19,451,578)**		**11,522,768**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";

(2) Software acquired and/or developed by specialized companies; and

(3) On March 31, 2020, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$490,240 thousand, Odonto System – R$181,900 thousand, Bradescard Mexico - R$13,806 thousand, Kirton Bank - R$2,193,872 thousand and RCB Investimentos - R$167,889 thousand, value subject to change due to price adjustment.

Notes to the Consolidated Financial Statements

c) Changes in intangible assets by type

	R$ thousand			
	Balance on December 31, 2019	Additions / (reductions)	Amortization for the period	Balance on March 31, 2020
Acquisition of financial services rights	4,487,898	430,447	(325,990)	4,592,355
Software	3,127,388	517,637	(227,190)	3,417,835
Goodwill – Future profitability	2,154,236	(179,845)	(228,504)	1,745,887
Goodwill – Based on intangible assets and other reasons	1,160,548	-	(153,716)	1,006,832
Goodwill – Difference in fair value of assets/liabilities	563,904	-	(4,479)	559,425
Other	28,794	254,290	(90,773)	192,311
Total in March 31, 2020	**11,522,768**	**1,022,529**	**(1,030,652)**	**11,514,645**
Total in March 31, 2019	**13,895,351**	**491,496**	**(995,477)**	**13,391,370**

15) OTHER ASSETS

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Prepaid taxes	15,155,684	15,685,801
Other assets (a)	5,746,662	5,678,155
Other debtors	2,396,410	3,182,805
Interbank and interdepartmental accounts	426,849	480,833
Specific receivables	74,916	67,499
Other	2,375,941	1,030,438
Total	**26,176,462**	**26,125,531**

a) Other Assets and Values

I) Foreclosed assets/other

	R$ thousand			
	Cost	Provisions for Impairment of Assets	Cost net of provision	
			On March 31, 2020	On December 31, 2019
Real estate	2,700,693	(1,614,592)	1,086,101	1,133,524
Vehicles and similar	522,618	(297,846)	224,772	223,775
Inventories/warehouse	11,783	-	11,783	12,113
Machinery and equipment	6,448	(5,883)	565	362
Other	11,591	(11,550)	41	42
Total in March 31, 2020	**3,253,133**	**(1,929,871)**	**1,323,262**	
Total in December 31, 2019	**3,302,130**	**(1,932,314)**		**1,369,816**

II) Prepaid expenses

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Deferred insurance acquisition costs (1)	1,047,370	1,045,711
Commission on the placement of loans and financing (2)	418,583	544,828
Advertising and marketing expenses (3)	277,507	244,346
Other (4)	750,069	541,140
Total	**2,493,529**	**2,376,025**

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

Notes to the Consolidated Financial Statements

16) DEPOSITS FROM BANKS

	R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020	On December 31, 2019
Demand deposits - Financial Institutions	1,543,022	-	-	-	**1,543,022**	**1,606,077**
Interbank deposits	389,099	83,608	117,171	6,920	**596,798**	**369,983**
Securities sold under agreements to repurchase (a)	183,938,402	2,178,824	490,971	1,676,124	**188,284,321**	**174,100,023**
Borrowings (b)	3,697,925	20,869,101	9,090,115	1,618,991	**35,276,132**	**29,272,183**
Onlending (c)	700,471	2,839,902	2,986,051	15,465,479	**21,991,903**	**22,471,344**
Total	**190,268,919**	**25,971,435**	**12,684,308**	**18,767,514**	**247,692,176**	**227,819,610**

a) Securities sold under agreements to repurchase

	R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020	On December 31, 2019
Own portfolio	**113,868,332**	**1,999,806**	**490,971**	**1,676,124**	**118,035,233**	**127,901,823**
• Government securities	102,613,057	237,233	1,243	-	102,851,533	116,745,432
• Debentures	2,999,683	-	405,251	14,355	3,419,289	3,559,618
• Foreign	8,255,592	1,762,573	84,477	1,661,769	11,764,411	7,596,773
Third-party portfolio (1)	**61,300,365**	**79,018**	**-**	**-**	**61,379,383**	**38,490,609**
Unrestricted portfolio (1)	**8,769,705**	**100,000**	**-**	**-**	**8,869,705**	**7,707,591**
Total on March 31, 2020	**183,938,402**	**2,178,824**	**490,971**	**1,676,124**	**188,284,321**	
%	**97.6**	**1.2**	**0.3**	**0.9**	**100.0**	
Total on December 31, 2019	**170,357,416**	**1,574,108**	**293,817**	**1,874,682**		**174,100,023**
%	**97.8**	**0.9**	**0.2**	**1.1**		**100.0**

(1) Represented by government securities.

b) Borrowing

	R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020	On December 31, 2019
Overseas	**3,697,925**	**20,869,101**	**9,090,115**	**1,618,991**	**35,276,132**	**29,272,183**
Total on March 31, 2020	**3,697,925**	**20,869,101**	**9,090,115**	**1,618,991**	**35,276,132**	
%	**10.5**	**59.1**	**25.8**	**4.6**	**100.0**	
Total on December 31, 2019	**2,054,437**	**17,530,278**	**7,812,938**	**1,874,530**		**29,272,183**
%	**7.0**	**59.9**	**26.7**	**6.4**		**100.0**

c) On-lending

	R$ thousand					
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020	On December 31, 2019
In Brazil	**700,471**	**2,839,902**	**2,986,051**	**15,465,479**	**21,991,903**	**22,471,344**
- FINAME	367,559	1,834,967	1,860,706	7,549,229	11,612,461	12,092,907
- BNDES	332,912	1,004,935	991,605	7,916,100	10,245,552	10,240,069
- National Treasury	-	-	132,421	-	132,421	136,901
- Other institutions	-	-	1,319	150	1,469	1,467
Total on March 31, 2020	**700,471**	**2,839,902**	**2,986,051**	**15,465,479**	**21,991,903**	
%	**3.2**	**12.9**	**13.6**	**70.3**	**100.0**	
Total on December 31, 2019	**723,873**	**2,694,394**	**3,288,118**	**15,764,959**		**22,471,344**
%	**3.2**	**12.0**	**14.6**	**70.2**		**100.0**

Notes to the Consolidated Financial Statements

d) Borrowing and on-lending expenses

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Borrowing:		
- In Brazil	2,050	6,593
- Overseas	23,381,098	712,830
- Exchange variation from assets and liabilities overseas	(11,706,844)	(209,924)
Subtotal borrowing	**11,676,304**	**509,499**
On-lending in Brazil:		
- BNDES	183,404	192,749
- FINAME	289,098	207,984
- National Treasury	1,340	1,292
- Other institutions	2	-
On-lending overseas:		
Payables to foreign bankers (Note 11a)	3,940,999	1,046,633
Subtotal on-lending	**4,414,843**	**1,448,658**
Total	**16,091,147**	**1,958,157**

Notes to the Consolidated Financial Statements

17) DEPOSITS FROM CUSTOMERS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020	On December 31, 2019
Demand deposits - customers (1)	35,184,598	-	-	-	35,184,598	37,283,989
Savings deposits (1)	113,106,479	-	-	-	113,106,479	114,177,799
Time deposits (2)	11,568,578	17,986,312	52,770,550	169,159,032	251,484,472	214,765,752
Total of deposits from customers	**159,859,655**	**17,986,312**	**52,770,550**	**169,159,032**	**399,775,549**	**366,227,540**
%	**40.0**	**4.5**	**13.2**	**42.3**	**100.0**	**100.0**

(1) Classified within 1 to 30 days, without considering the historical turnover average; and
(2) Consider the maturities established in the investments.

18) FUNDS FROM ISSUANCE OF SECURITIES

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2020	On December 31, 2019
Securities – Brazil:						
- Letters of credit for real estate	1,640,065	9,048,222	7,438,835	9,300,765	27,427,887	27,019,438
- Letters of credit for agribusiness	1,802,785	5,782,586	3,249,564	3,224,815	14,059,750	13,149,546
- Financial bills	1,965,892	18,524,038	29,264,178	62,210,022	111,964,130	120,518,300
- Letters of credit guaranteed by property - LIGs (2)	-	-	-	5,791,218	5,791,218	5,540,086
Subtotal	**5,408,742**	**33,354,846**	**39,952,577**	**80,526,820**	**159,242,985**	**166,227,370**
Securities – Overseas:						
- MTN Program Issues (1)	7	293,946	651	1,530,245	1,824,849	1,407,888
- Securitization of future flow of money orders received from overseas (Note 16d)	-	912,687	859,642	8,653,680	10,426,009	1,982,158
- Issuance costs	-	-	-	(16,279)	(16,279)	(14,412)
Subtotal	**7**	**1,206,633**	**860,293**	**10,167,646**	**12,234,579**	**3,375,634**
Structured Operations Certificates	**63,456**	**135,041**	**296,707**	**567,283**	**1,062,487**	**1,124,559**
Total on March 31, 2020	**5,472,205**	**34,696,520**	**41,109,577**	**91,261,749**	**172,540,051**	
%	**3.2**	**20.1**	**23.8**	**52.9**	**100.0**	
Total on December 31, 2019	**5,533,584**	**37,545,964**	**43,156,796**	**84,491,219**		**170,727,563**
%	**3.2**	**22.0**	**25.3**	**49.5**		**100.0**

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and
(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$6,310,379 thousand, which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement. Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 257 and 274 months and a term of 23 and 41 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.55% of total assets and 40.81% of the value of collateral of the properties. Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 90.22% and 7.51%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17, are located on the Bradesco RI website.

Notes to the Consolidated Financial Statements

a) Movement of funds from issuance of securities

	R$ thousand	
	2020	**2019**
Opening balance on December 31	**170,727,563**	**147,720,730**
Issuance	17,073,339	18,736,370
Interest	2,442,830	2,318,372
Settlement and interest payments	(18,681,859)	(11,291,791)
Exchange variation	978,178	23,129
Closing balance on March 31	**172,540,051**	**157,506,810**

19) SUBORDINATED DEBT

c) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On March 31, 2020	On December 31, 2019
In Brazil				
Financial bills:				
2020	7	-	-	3,288
2022	7	4,305,011	6,511,424	6,426,671
2023	7	1,359,452	1,983,625	1,958,936
2024	7	67,450	89,231	87,316
2025	7	5,425,906	6,009,990	5,943,283
2020	8	15,498	33,383	64,624
2021	8	1,236	2,421	2,364
2023	8	1,706,846	2,714,207	2,671,282
2024	8	136,695	189,635	186,376
2025	8	6,193,653	6,320,102	6,424,128
2026	8	870,300	963,362	952,807
2021	9	7,000	15,168	14,999
2024	9	4,924	8,622	8,375
2025	9	400,944	532,094	525,232
2027	9	144,900	162,267	159,920
2021	10	19,200	51,086	49,621
2022	10	54,143	121,081	118,117
2023	10	688,064	1,246,547	1,225,020
2025	10	284,137	538,552	518,242
2026	10	361,196	534,740	523,687
2027	10	258,743	325,829	319,582
2028	10	248,300	289,486	282,192
2026	11	3,400	4,933	5,009
2027	11	47,046	63,718	62,776
2028	11	74,764	94,139	91,899
Perpetual		9,201,200	9,278,314	9,559,967
Subtotal in Brazil (1)			**38,083,956**	**38,185,713**
Overseas:				
2021	11	8,317,920	8,416,337	6,619,620
2022	11	5,718,570	5,739,803	4,512,729
Issuance costs on funding			(6,486)	(4,554)
Subtotal overseas			**14,149,654**	**11,127,795**
Total (2)			**52,233,610**	**49,313,508**

(1) It includes the amount of R$31,039,376 thousand (R$34,003,704 thousand in December, 2019), referring to subordinated debts recognized in "Eligible Debt Capital Instruments"; and

(2) The information on results is presented on Note 20a, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

Notes to the Consolidated Financial Statements

d) Movement of subordinated debts

	R$ thousand	
	2020	2019
Opening balance on December 31	**49,313,508**	**53,643,444**
Interest	740,889	953,851
Settlement and interest payments	(1,042,104)	(716,486)
Exchange variation/Others	3,221,317	77,099
Closing balance on March 31	**52,233,610**	**53,957,908**

20) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Interbank and interdepartmental accounts	20,981,404	25,292,425
Foreign exchange portfolio (Note 11a)	37,929,986	15,488,770
Obligations for operations linked to assignment	6,042,144	6,594,471
Securities trading	7,260,599	4,822,215
Total	**72,214,133**	**52,197,881**

a) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Three months ended on March 31 - R$ thousand	
	2020	2019
Savings deposits	923,246	1,192,983
Time deposits	1,551,386	1,941,648
Securities sold under agreements to repurchase	2,562,969	3,079,863
Funds from issuance of securities	2,442,830	2,318,372
Subordinated debts (Note 19b)	740,889	953,851
Other funding expenses	217,695	153,694
Subtotal	**8,439,015**	**9,640,411**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**3,961,012**	**4,100,811**
Total	**12,400,027**	**13,741,222**

Notes to the Consolidated Financial Statements

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On March 31, 2020	On December 31, 2019	On March 31, 2020	On December 31, 2019	On March 31, 2020	On December 31, 2019	On March 31, 2020	On December 31, 2019
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,472,327	1,462,699	227,610,870	230,996,998	-	-	**229,083,197**	**232,459,697**
Mathematical reserve for vested benefits (PMBC)	426,844	410,410	9,096,038	8,895,571	-	-	**9,522,882**	**9,305,981**
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,757,405	7,747,565	**7,757,405**	**7,747,565**
Reserve for claims incurred but not reported (IBNR)	3,982,245	3,710,734	888,306	883,283	-	-	**4,870,551**	**4,594,017**
Unearned premium reserve	4,350,434	4,472,988	1,335,114	1,024,185	-	-	**5,685,548**	**5,497,173**
Reserve for unsettled claims (PSL)	4,826,924	4,584,475	1,360,203	1,381,709	-	-	**6,187,127**	**5,966,184**
Reserve for financial surplus (PET)	-	-	640,320	622,703	-	-	**640,320**	**622,703**
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,005,639	999,888	**1,005,639**	**999,888**
Other reserves	2,045,971	2,045,713	5,366,702	5,435,638	91,240	90,317	**7,503,913**	**7,571,668**
Total technical provisions	**17,104,745**	**16,687,019**	**246,297,553**	**249,240,087**	**8,854,284**	**8,837,770**	**272,256,582**	**274,764,876**

Notes to the Consolidated Financial Statements

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On March 31, 2020	On December 31, 2019	On March 31, 2020	On December 31, 2019	On March 31, 2020	On December 31, 2019	On March 31, 2020	On December 31, 2019
Total technical provisions	17,104,745	16,687,019	246,297,553	249,240,087	8,854,284	8,837,770	272,256,582	274,764,876
(+) Monetary effect on the preparation of LAT (3)	-	-	2,071,111	2,071,111	-	-	**2,071,111**	**2,071,111**
(-) Commercialization surcharge – extended warranty	(2,909)	(10,051)	-	-	-	-	**(2,909)**	**(10,051)**
(-) Portion corresponding to contracted reinsurance	(44,051)	(110,759)	(9,866)	(11,713)	-	-	**(53,917)**	**(122,472)**
(-) Premiums receivables	(1,142,246)	(1,166,691)	-	-	-	-	**(1,142,246)**	**(1,166,691)**
(-) Unearned premium reserve – Health and dental insurance (4)	(1,543,113)	(1,527,337)	-	-	-	-	**(1,543,113)**	**(1,527,337)**
(-) Provisions from DPVAT agreements	(558,021)	(558,021)	-	-	-	-	**(558,021)**	**(558,021)**
Technical provisions to be covered	**13,814,405**	**13,314,160**	**248,358,798**	**251,299,485**	**8,854,284**	**8,837,770**	**271,027,487**	**273,451,415**
Investment fund quotas (VGBL and PGBL)	-	-	206,039,005	210,044,616	-	-	**206,039,005**	**210,044,616**
Investment fund quotas (excluding VGBL and PGBL)	4,883,773	4,477,721	25,480,007	27,689,439	1,734,371	1,401,076	**32,098,151**	**33,568,236**
Government securities	11,091,902	11,326,945	22,759,731	24,422,182	7,447,484	8,131,854	**41,299,117**	**43,880,981**
Private securities	34,772	34,403	119,361	138,043	-	-	**154,133**	**172,446**
Total technical provision guarantees	**16,010,447**	**15,839,069**	**254,398,104**	**262,294,280**	**9,181,855**	**9,532,930**	**279,590,406**	**287,666,279**

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$1,925,656 thousand and the Reserve for Related Expenses of R$105,407 thousand;

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,239,047 thousand, "Reserve for related expenses" of R$638,216 thousand and "Other technical provisions" of R$1,458,388 thousand;

(3) The result of the liability adequacy test, carried out for the base date of December 31, 2019, presented a total shortfall of R$2,071,111 thousand that was fully offset by the portion corresponding to the difference between the market value and the value accounting of securities linked to guarantee of technical provisions classified in the category "held to maturity", as required by Circular SUSEP No. 517/15 and subsequent amendments. As a result, there was no need to recognize a supplementary provision for coverage on the base date. According to Electronic Circular Letter No. 4/2019 / SUSEP / DIR4 / CGMOP, the Term Structure of Interest Rates (ETTJ) methodology will be reviewed by SUSEP during 2020, including, among others, the revision of the extrapolation methodology (" Ultimate Forward Rate "- UFR) and revision of the IGPM curve (given the low liquidity of available assets). Until SUSEP's assessment is completed, it determined the disclosure of the quantitative impact on Shareholders' Equity and Income if the ETTJ prepared by SUSEP was used. The insufficiency of TAP, if determined considering the ETTJ prepared by SUSEP, on December 31, 2019, would be R$2,252,568 thousand, which would also be fully offset by the portion corresponding to the difference between the market value and the book value of the securities linked to guarantee of technical provisions classified in the category "held to maturity". Additionally, the impact on the result and Shareholders' Equity, originated from the Provision for Related Expenses (PDR), if the ETTJ prepared by SUSEP is used, would be R$26,275 thousand, net of taxes; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

Notes to the Consolidated Financial Statements

III) Insurance, pension plan contribution and capitalization bond retained premiums

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Written premiums	10,595,047	9,783,074
Pension plan contributions (including VGBL)	6,945,243	6,832,442
Capitalization bond income	1,460,433	1,477,955
Granted coinsurance premiums	(19,532)	(11,258)
Refunded premiums	(15,186)	(20,083)
Net written premiums earned	**18,966,005**	**18,062,130**
Reinsurance premiums paid	(2,175)	(20,810)
Insurance, pension plan and capitalization bond retained premiums	**18,963,830**	**18,041,320**

a) Other reserves

	R$ thousand	
	On March 31, 2020	**On December 31, 2019**
Provision for contingencies (Note 22)	24,235,737	24,421,945
Provision for Financial guarantees provided (I)	1,934,303	1,972,008
Other	8,509,046	9,990,442
Total	**34,679,086**	**36,384,395**

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand			
	On March 31, 2020		**On December 31, 2019**	
	Guaranteed Values	**Provisions**	**Guaranteed Values**	**Provisions**
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	40,649,498	(851,290)	37,696,763	(848,477)
Bank sureties	43,310,494	(1,072,671)	39,593,792	(1,099,140)
Others	930,034	(10,342)	940,590	(24,391)
Total	**84,890,026**	**(1,934,303)**	**78,231,145**	**(1,972,008)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

Notes to the Consolidated Financial Statements

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, which was ratified by Minister Gilmar Mendes, of the Federal Supreme Court, in the records of extraordinary appeals numbers 631,363 and 632,212 and awaits homologation of the other Ministers of this Court, in the records of the actions in which they act as Rapporteurs. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the

Notes to the Consolidated Financial Statements

provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and COFINS – R$2,648,866 thousand (R$2,632,829 thousand in December, 2019): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

- Pension Contributions – R$778,273 thousand (R$1,799,047 thousand in December, 2019): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$1,271,683 thousand (R$1,264,448 thousand in December, 2019): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$629,699 thousand (R$626,341 thousand in December, 2019): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- INSS Autonomous Brokers – R$493,757 thousand (R$490,651 thousand in December, 2019): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

- INSS – Contribution to SAT – R$435,589 thousand (R$432,873 thousand in December, 2019): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

Notes to the Consolidated Financial Statements

IV - Provisions by nature

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Labor claims	7,253,273	7,346,067
Civil claims	8,589,363	8,685,793
Provision for tax risks	8,393,101	8,390,085
Total (Note 21b)	**24,235,737**	**24,421,945**

V - Changes in provisions – Provision expenses

			R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2019	**7,346,067**	**8,685,793**	**8,390,085**
Adjustment for inflation	281,957	241,932	52,999
Provisions, net of (reversals and write-offs)	144,099	78,947	(48,592)
Payments	(518,850)	(417,309)	(1,391)
Balance on March 31, 2020	**7,253,273**	**8,589,363**	**8,393,101**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2019, R$6,772,750 thousand (R$6,272,466 thousand in december, 2019) for civil claims and R$34,020,082 thousand (R$33,474,303 thousand in december, 2019) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,292,844 thousand (R$9,216,012 thousand in december, 2019): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2016 – R$7,213,542 thousand (R$7,169,765 thousand in december, 2019), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2011 and 2012 – R$5,299,039 thousand (R$5,172,183 thousand in december, 2019): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,584,302 thousand (R$2,537,997 thousand in december, 2019) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- PIS and COFINS notifications and disallowances of compensations – R$1,498,095 thousand (R$1,490,269 thousand in december, 2019): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

- Social Security Contribution Taxes – 2014 and 2015 – R$1,278,634 thousand (R$1,268,227 thousand in december, 2019): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

Notes to the Consolidated Financial Statements

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,101,952 thousand (R$1,187,411 thousand in december, 2019): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;
- IRPJ and CSLL deficiency note – 2005 to 2013 – R$932,033 thousand (R$925,806 thousand in december, 2019): relating to disallowance of expenses with credit losses; and
- IRPJ and CSLL deficiency note – 2008 to 2013 – R$612,436 thousand (R$608,860 thousand in december, 2019): relating to profit of subsidiaries based overseas.

d) Other matters

Due to the so-called "*Operação Zelotes*" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the *Operação Zelotes*, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York ("Court"), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement ("Agreement") to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of *Operação Zelotes*, the *Corregedoria Geral do Ministério da Fazenda* (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the *Diário Oficial da União* (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

Notes to the Consolidated Financial Statements

23) OTHER LIABILITIES

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Sundry creditors	5,687,723	5,043,721
Payment of taxes and other contributions	2,980,011	711,891
Credit card operations	2,634,707	3,612,779
Taxes and contributions payable	2,595,174	4,771,950
Liabilities for acquisition of assets and rights	1,314,168	1,493,329
Social and statutory	1,235,771	933,002
Obligations for quotas of investment funds	915,138	1,804,294
Other (1)	6,870,851	6,585,235
Total	**24,233,543**	**24,956,201**

(1) Includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

24) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	R$ - thousand	
	On March 31, 2020	On December 31, 2019
Common	4,435,106,575	4,031,915,068
Preferred	4,435,106,111	4,031,914,646
Subtotal	**8,870,212,686**	**8,063,829,714**
Treasury (common shares)	(7,307,259)	(6,642,963)
Treasury (preferred shares)	(27,378,542)	(24,889,584)
Total outstanding shares	**8,835,526,885**	**8,032,297,167**

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2019	**4,025,272,105**	**4,007,025,062**	**8,032,297,167**
Increase of capital stock with issuing of shares – bonus of 10% (1)	403,191,507	403,191,465	806,382,972
Increase of shares in treasury – bonus of 10%	(664,296)	(2,488,958)	(3,153,254)
Number of outstanding shares as at March 31, 2020	**4,427,799,316**	**4,407,727,569**	**8,835,526,885**

(1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

In the Special Shareholders' Meeting of March 10, 2020, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$75,100,000 thousand to R$79,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 806,382,972 new nominative-book entry shares, with no nominal value, whereby 403,191,507 are common and 403,191,465 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 30, 2020.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

Notes to the Consolidated Financial Statements

Interest on shareholders' equity/dividends for the first quarter of 2020, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	3,382,086	
(-) Legal reserve	169,104	
Adjusted calculation basis	**3,212,982**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid and/or provisioned	1,190,693	
Withholding income tax on interest on shareholders' equity	(178,604)	
Interest on shareholder's equity (net) accumulated in March 2020	**1,012,089**	**31.50**
Interest on shareholder's equity (net) accumulated in March 2019	**1,752,374**	**31.69**

(1) Percentage of interest on shareholders' equity/dividends after adjustments.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description					R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.051749	0.056924	363,664	54,550	309,114
Supplementary interest on shareholders´ equity paid	0.201346	0.221481	1,697,953	254,693	1,443,260
Total accrued on March 31, 2019	**0.253095**	**0.278405**	**2,061,617**	**309,243**	**1,752,374**
Monthly interest on shareholders' equity paid	0.051749	0.056924	436,397	65,460	370,937
Supplementary interest on shareholders' equity provisioned	0.089446	0.098390	754,296	113,144	641,152
Total accrued on March 31, 2020	**0.141195**	**0.155314**	**1,190,693**	**178,604**	**1,012,089**

d) Treasury shares

At March 31, 2020, Bradesco held in treasury 7,307,259 common shares and 27,378,542 preferred shares for a total amount of R$440,514 thousand. The minimum, average and maximum cost of the acquisitions made, per common share was R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$18.81 per common share and R$20.77 per preferred share on March 31, 2020.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

		R$ thousand
	On March 31, 2020	On December 31, 2019
Banco Bradesco BBI S.A. (1)	-	5,882
Other (2)	730,769	703,909
Total	**730,769**	**709,791**

(1) Acquisition of minority interest in January 2020; and

(2) Primarily relates to the non-controlling interest in the subsidiary "Odontoprev".

26) FEE AND COMMISSION INCOME

	Three months ended on March 31 - R$ thousand	
	2020	2019
Credit card income	1,787,671	1,781,986
Checking account	1,979,960	1,849,607
Loans	721,144	725,677
Collections	533,084	488,686
Consortium management	490,399	457,178
Asset management	389,644	377,691
Underwriting/ Financial Advisory Services	192,293	121,468
Custody and brokerage services	323,921	262,553
Payments	125,550	120,399
Other	149,426	195,030
Total	**6,693,092**	**6,380,275**

Notes to the Consolidated Financial Statements

27) PAYROLL AND RELATED BENEFITS

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Salaries	2,468,116	2,315,473
Benefits	1,193,257	1,144,860
Social security charges	868,382	773,930
Employee profit sharing	455,948	452,651
Training	32,503	30,944
Total	**5,018,206**	**4,717,858**

28) OTHER ADMINISTRATIVE EXPENSES

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Outsourced services	1,233,483	1,152,180
Depreciation and amortization	768,906	673,132
Data processing	518,762	520,346
Communication	356,729	392,593
Asset maintenance	297,368	284,985
Rental	324,873	301,961
Financial system services	288,059	264,126
Advertising and marketing	234,129	229,537
Security and surveillance	185,007	183,203
Transport	181,972	185,578
Water, electricity and gas	111,179	120,886
Supplies	37,363	44,459
Travel	50,402	65,064
Other	277,496	294,295
Total	**4,865,728**	**4,712,345**

29) TAX EXPENSES

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Contribution for Social Security Financing (COFINS)	393,118	1,004,124
Social Integration Program (PIS) contribution	65,019	163,642
Tax on Services (ISSQN)	291,839	267,598
Municipal Real Estate Tax (IPTU) expenses	70,128	69,610
Other	86,810	87,662
Total	**906,914**	**1,592,636**

30) OTHER OPERATING INCOME

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Other interest income	614,334	515,719
Reversal of other operating provisions	770,307	564,118
Revenues from recovery of charges and expenses	159,597	134,122
Other	684,155	418,643
Total	**2,228,393**	**1,632,602**

Notes to the Consolidated Financial Statements

31) OTHER OPERATING EXPENSES

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Other finance costs	200,731	491,876
Sundry losses	80,208	83,148
Discount granted	589,095	270,712
Commissions on loans and financing	128,969	139,693
Intangible assets amortization - payroll	308,659	321,282
Goodwill amortization (Note 14a)	386,699	404,199
Card marketing expenses	917,298	777,116
Other	2,215,147	2,312,319
Total	**4,826,806**	**4,800,345**

32) NON-OPERATING INCOME (LOSS)

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Gain/loss on sale and write-off of assets and investments	(15,544)	(91,377)
Recording/reversal of non-operating provisions (1)	(4,479)	(33,927)
Other	26,108	27,609
Total	**6,085**	**(97,695)**

(1) Includes primarily allowance for non-use assets (BNDU).

Notes to the Consolidated Financial Statements

33) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

								R$ thousand
	Shareholders of the parent (1)		**Associates and Jointly controlled companies (2)**		**Key Management Personnel (3)**		**Total**	
	On March 31, 2020	**On December 31, 2019**	**On March 31, 2020**	**On December 31, 2019**	**On March 31, 2020**	**On December 31, 2019**	**On March 31, 2020**	**On December 31, 2019**
Assets								
Interbank investments	-	-	262,438	577,906	-	-	262,438	577,906
Securities and derivative financial instruments	63,042	20,721	270,828	287,849	-	-	333,870	308,570
Loans and other assets	13	9	176,985	109,766	119,524	88,750	296,522	198,525
Liabilities								
Demand deposits/Savings accounts	88,250	109,767	45,160	39,191	18,976	20,428	152,386	169,386
Time deposits	1,855,076	1,802,883	3,081,420	2,838,567	160,860	373,047	5,097,356	5,014,497
Securities sold under agreements to repurchase	127,067	225,064	324,179	304,008	-	-	451,246	529,072
Funds from issuance of securities and subordinated debts	14,172,203	13,697,802	-	-	795,033	891,211	14,967,236	14,589,013
Derivative financial instruments	-	-	112,038	7,264	-	-	112,038	7,264
Interest on own capital and dividends payable	279,783	217,765	-	-	-	-	279,783	217,765
Other liabilities	-	-	9,694,744	11,665,639	321,281	6,735	10,016,025	11,672,374

								Three months ended on March 31 - R$ thousand
	Shareholders of the parent (1)		**Associates and Jointly controlled companies (2)**		**Key Management Personnel (3)**		**Total**	
	2020	**2019**	**2020**	**2019**	**2020**	**2019**	**2020**	**2019**
Income from financial intermediation	42,321	944	14,818	9,073	-	-	57,139	10,017
Financial intermediation expenses	(182,323)	(204,155)	(173,303)	(15,988)	(10,863)	(13,540)	(366,489)	(233,683)
Income from services provided	29	33	3,018	96,573	35	67	3,082	96,673
Other expenses net of other operating revenues	13,905	13,184	(411,363)	(409,087)	(501,212)	(166,993)	(898,670)	(562,896)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Notes to the Consolidated Financial Statements

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2020, the maximum amount of R$871,589 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$515,650 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and /or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	Three months ended on March 31 - R$ thousand	
	2020	2019
Remuneration and Social Security Contribution to the INSS	199,338	228,730
Total	**199,338**	**228,730**

Post-employment benefits

	Three months ended on March 31 - R$ thousand	
	2020	2019
Defined contribution supplementary pension plans	111,445	131,508
Total	**111,445**	**131,508**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On March 31, 2020	On December 31, 2019
• Common shares	0.56%	0.55%
• Preferred shares	1.04%	1.04%
• Total shares (1)	0.80%	0.79%

(1) On March 31, 2020, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.70% of common shares, 1.08% of preferred shares and 1.89% of all shares (2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares in December, 2019).

Notes to the Consolidated Financial Statements

34) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI.

b) Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand	
	Prudential Conglomerate	
	On March 31, 2020	On December 31, 2019
Tier I capital	**98,450,850**	**100,831,668**
Common equity	89,172,537	91,271,701
Shareholders' equity	129,548,616	133,723,221
Non-controlling interest / Other	199,322	106,302
Prudential adjustments	(40,575,401)	(42,557,822)
Additional capital	9,278,313	9,559,967
Tier II capital	**21,761,063**	**24,443,737**
Subordinated debts (Resolution No. 4,192/13)	20,559,423	21,324,281
Subordinated debts (previous to CMN Resolution No. 4,192/13)	1,201,640	3,119,456
Reference Equity (a)	**120,211,913**	**125,275,405**
- Credit risk	781,319,286	680,907,697
- Market risk	18,168,608	13,571,488
- Operational risk	63,720,003	64,572,141
Risk-weighted assets – RWA (b)	**863,207,897**	**759,051,326**
Basel ratio (a/b)	**13.9%**	**16.5%**
Tier I capital	**11.4%**	**13.3%**
- Principal capital	10.3%	12.0%
- Additional capital	1.1%	1.3%
Tier II capital	**2.5%**	**3.2%**

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No. 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed on its Investor Relations website (Bradesco RI - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage. Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Notes to the Consolidated Financial Statements

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand	
	On March 31, 2020	On March 31, 2019
Fixed rates	18,737	4,542
IGPM/IPCA	17,016	5,054
Exchange coupon	264	194
Foreign currency	1,079	3,668
Equities	882	1,274
Sovereign/Eurobonds and Treasuries	65,290	3,850
Other	999	1,632
Correlation/diversification effect	(9,509)	(7,322)
VaR (Value at Risk)	**94,758**	**12,892**

Amounts net of tax effects.

Sensitivity analysis - CVM Instruction No. 475/08

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$5.23 was used, while for a 1-year fixed interest rate of 3.55%, a 3.56% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$6.47 was used, while for a 1-year fixed interest rate of 3.55%, a 4.44% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$7.77 was used, while for a 1-year fixed interest rate of 3.55%, a 5.32% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

		R$ thousand					
		Trading Portfolio (1)					
		On March 31, 2020			On March 31, 2019		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(310)	(25,678)	(51,774)	(215)	(34,074)	(67,815)
Price indexes	Exposure subject to variations in price index coupon rates	(727)	(37,086)	(68,844)	(248)	(23,392)	(45,539)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(4)	(101)	(202)	(10)	(844)	(1,677)
Foreign currency	Exposure subject to exchange rate variations	(373)	(9,326)	(18,651)	(559)	(13,967)	(27,934)
Equities	Exposure subject to variation in stock prices	(73)	(1,819)	(3,638)	(334)	(8,352)	(16,704)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,097)	(100,916)	(198,778)	(460)	(49,089)	(93,893)
Other	Exposure not classified in other definitions	-	(72)	(145)	-	(12)	(24)
Total excluding correlation of risk factors		**(2,584)**	**(174,998)**	**(342,032)**	**(1,826)**	**(129,730)**	**(253,586)**
Total including correlation of risk factors		**(1,591)**	**(141,611)**	**(276,155)**	**(701)**	**(74,781)**	**(145,284)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand					
		Trading and Banking Portfolios (1)					
		On March 31, 2020			On March 31, 2019		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(15,056)	(1,756,292)	(3,426,153)	(17,431)	(3,439,826)	(6,646,563)
Price indexes	Exposure subject to variations in price index coupon rates	(15,080)	(1,474,585)	(2,622,420)	(9,520)	(963,403)	(1,741,095)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,959)	(106,750)	(208,147)	(1,470)	(123,974)	(238,932)
Foreign currency	Exposure subject to exchange rate variations	(2,178)	(54,499)	(108,997)	(2,372)	(62,924)	(125,848)
Equities	Exposure subject to variation in stock prices	(32,758)	(818,945)	(1,637,891)	(21,981)	(549,513)	(1,099,025)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(3,664)	(111,473)	(219,827)	(1,561)	(96,338)	(187,810)
Other	Exposure not classified in other definitions	(202)	(5,067)	(10,135)	(791)	(19,782)	(39,564)
Total excluding correlation of risk factors		**(70,897)**	**(4,327,611)**	**(8,233,570)**	**(55,126)**	**(5,255,760)**	**(10,078,837)**
Total including correlation of risk factors		**(59,779)**	**(3,752,585)**	**(7,144,151)**	**(39,428)**	**(4,348,739)**	**(8,367,070)**

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process includes a governance structure, comprised of committees, policies, standards and procedures, which work to ensure the risks are identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In 2019 and in the first quarter of 2020, there was no hiring of Advisory Service or contracting of Financing Project Finance or Corporate Loans to projects classified under the criteria of the Equator Principles III.

Notes to the Consolidated Financial Statements

f) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On March 31, 2020			On December 31, 2019
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets				
Cash and cash equivalents	**94,473,395**	**84,768,616**	**9,704,779**	**4,553,120**
Financial instruments	**1,240,815,601**	**1,127,689,833**	**113,125,768**	**79,914,310**
- Interbank investments	18,589,359	15,615,822	2,973,537	2,758,183
- Compulsory deposits with the Brazilian Central Bank	65,894,910	65,824,957	69,953	46,662
- Securities	582,461,157	557,820,862	24,640,295	22,242,979
- Derivative financial instruments	25,269,047	23,471,161	1,797,886	594,548
- Loans	405,278,832	364,178,096	41,100,736	30,162,221
- Other financial instruments	143,322,296	100,778,935	42,543,361	24,109,717
Leases	**2,956,234**	**2,956,234**	**-**	**-**
Provision for Expected Credit Loss Associated with Credit Risk	**(40,307,996)**	**(38,341,205)**	**(1,966,791)**	**(1,505,929)**
- Loans	(36,617,661)	(34,650,870)	(1,966,791)	(1,505,929)
- Leases	(148,768)	(148,768)	-	-
Other receivables	(3,541,567)	(3,541,567)	-	-
Deferred tax assets	**84,498,406**	**84,345,971**	**152,435**	**9,338**
Investments in associates and Jointly Controlled Entities	**6,850,532**	**6,850,532**	**-**	**-**
Premises and equipment	**20,399,237**	**20,258,184**	**141,053**	**112,141**
Intangible assets	**31,442,524**	**31,282,061**	**160,463**	**135,856**
Depreciation and amortization	**(30,405,254)**	**(30,161,310)**	**(243,944)**	**(196,903)**
- Premises and equipment	(10,477,375)	(10,370,824)	(106,551)	(82,203)
- Intangible assets	(19,927,879)	(19,790,486)	(137,393)	(114,700)
Other assets	**26,176,462**	**25,749,530**	**426,932**	**1,238,262**
Provisions for Impairment of Assets	**(2,392,189)**	**(2,392,182)**	**(7)**	**-**
Total assets	**1,434,506,952**	**1,313,006,264**	**121,500,688**	**84,260,195**
Liabilities				
Deposits and other financial instruments	**967,918,611**	**841,933,925**	**125,984,686**	**82,023,034**
- Deposits from banks	247,692,176	199,965,619	47,726,557	37,397,409
- Deposits from customers	399,775,549	376,510,486	23,265,063	18,091,293
- Funds from issuance of securities	172,540,051	160,305,471	12,234,580	3,375,635
- Subordinated debts	52,233,610	38,083,956	14,149,654	11,127,795
- Derivative financial instruments	23,463,092	18,364,589	5,098,503	1,457,142
- Other financial liabilities	72,214,133	48,703,804	23,510,329	10,573,760
Provisions	**306,935,668**	**306,806,532**	**129,136**	**106,905**
- Technical provision for insurance, pension plans and capitalization bonds	272,256,582	272,241,150	15,432	14,689
- Other reserves	34,679,086	34,565,382	113,704	92,216
Deferred income tax assets	**5,139,745**	**5,105,627**	**34,118**	**157,751**
Other liabilities	**24,233,543**	**22,182,275**	**2,051,268**	**430,951**
Total liabilities	**1,304,227,567**	**1,176,028,359**	**128,199,208**	**82,718,641**
Shareholders' equity				
Equity attributable to controlling shareholders	129,548,616	129,548,616	-	-
Non-controlling interest	730,769	730,769	-	-
Total Shareholders' equity	**130,279,385**	**130,279,385**	**-**	**-**
Total Liability and Shareholders' equity	**1,434,506,952**	**1,306,307,744**	**128,199,208**	**82,718,641**
Net position of assets and liabilities			**(6,698,520)**	**1,541,554**
Net position of derivatives (2)			(70,693,396)	(65,993,860)
Other net off-balance-sheet accounts (3)			430,421	(4,208)
Net foreign exchange position (passive) (4)			**(76,961,495)**	**(64,456,514)**

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$18,385,261 thousand (R$346,306 thousand in 2019) in the first quarter and were recorded in the result. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the reserve for Asset Valuation Adjustments.

Notes to the Consolidated Financial Statements

II - The statement of financial position by maturity

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and cash equivalents	**73,543,326**	**20,930,069**	-	-	-	**94,473,395**
Financial instruments	**589,708,705**	**145,867,812**	**106,784,073**	**398,455,011**	-	**1,240,815,601**
- Interbank investments	4,555,939	9,596,550	2,393,160	2,043,710	-	18,589,359
- Compulsory deposits with the Brazilian Central Bank	65,824,957	69,953	-	-	-	65,894,910
- Securities	375,665,706	25,279,839	31,674,840	149,840,772	-	582,461,157
- Derivative financial instruments	2,919,991	4,610,076	3,080,364	14,658,615	-	25,269,047
- Loans	41,771,532	81,828,443	65,728,605	215,950,251	-	405,278,832
- Other financial instruments	98,970,581	24,482,950	3,907,103	15,961,662	-	143,322,296
Leases	**121,720**	**479,617**	**495,212**	**1,859,686**	-	**2,956,234**
Provision for Expected Credit Loss Associated with Credit Risk	**(14,451,110)**	**(5,912,221)**	**(4,653,404)**	**(15,291,260)**	-	**(40,307,996)**
- Loans	(12,095,458)	(4,997,197)	(4,406,913)	(15,118,093)	-	(36,617,661)
- Leases	(9,701)	(9,140)	(15,517)	(114,410)	-	(148,768)
- Securities	-	-	-	-	-	-
Other receivables	(2,345,951)	(905,885)	(230,974)	(58,757)	-	(3,541,567)
Deferred tax assets	**465,192**	**12,345,908**	**6,847,028**	**64,840,278**	-	**84,498,406**
Investments in associates and Jointly Controlled Entities	-	-	-	-	**6,850,532**	**6,850,532**
Premises and equipment	**202,763**	**1,013,816**	**1,216,578**	**6,678,891**	**809,814**	**9,921,862**
Intangible assets	**312,678**	**1,552,586**	**1,868,071**	**7,553,803**	**227,507**	**11,514,645**
Other assets	**20,999,759**	**327,894**	**613,982**	**4,234,827**	-	**26,176,462**
Provisions for Impairment of Assets	**(2,320,815)**	**(3,024)**	**(3,799)**	**(64,551)**	-	**(2,392,189)**
Total in March 31, 2020	**668,582,219**	**176,602,456**	**113,167,740**	**468,266,685**	**7,887,853**	**1,434,506,952**
Total in December 31, 2019	**691,158,763**	**127,997,859**	**117,745,798**	**413,908,566**	**8,328,082**	**1,359,139,068**
Liabilities						
Deposits and other financial instruments	**350,205,584**	**82,085,727**	**118,580,331**	**407,768,656**	**9,278,313**	**967,918,611**
- Deposits from banks	190,268,919	25,971,435	12,684,308	18,767,514	-	247,692,176
- Deposits from customers	84,639,092	17,986,312	52,770,550	244,379,595	-	399,775,549
- Funds from issuance of securities	5,472,204	34,696,520	41,109,578	91,261,749	-	172,540,051
- Subordinated debts	-	21,116	8,452,028	34,482,153	9,278,313	52,233,610
- Derivative financial instruments	4,356,526	2,824,018	2,711,062	13,571,486	-	23,463,092
- Other financial liabilities	65,468,843	586,326	852,805	5,306,159	-	72,214,133

Notes to the Consolidated Financial Statements

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Provisions	**250,048,070**	**370,136**	**532,840**	**55,984,622**	**-**	**306,935,668**
- Technical provision for insurance, pension plans and capitalization bonds	237,334,006	-	-	34,922,576	-	272,256,582
- Other reserves	12,714,064	370,136	532,840	21,062,046	-	34,679,086
Deferred income tax assets	**40,990**	**7,426**	**47,322**	**5,044,007**	**-**	**5,139,745**
Other liabilities	**21,703,325**	**224,646**	**102,916**	**2,202,656**	**-**	**24,233,543**
Shareholders' equity						
Equity attributable to controlling shareholders	-	-	-	-	129,548,616	129,548,616
Non-controlling interest	-	-	-	-	730,769	730,769
Total Shareholders' equity	**-**	**-**	**-**	**-**	**130,279,385**	**130,279,385**
Total in March 31, 2020	**621,997,969**	**82,687,935**	**119,263,409**	**470,999,941**	**139,557,698**	**1,434,506,952**
Total in December 31, 2019	**663,802,650**	**87,327,618**	**99,186,006**	**364,829,815**	**143,992,979**	**1,359,139,068**

Net assets accumulated on March 31, 2020	**46,584,249**	**140,498,771**	**134,403,101**	**131,669,845**		
Net assets accumulated on December 31, 2019	**27,356,113**	**68,026,354**	**86,586,146**	**135,664,897**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

Notes to the Consolidated Financial Statements

35) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses related to contributions made during the first quarter of 2020, totaled R$249,563 thousand (R$248,337 thousand in 2019).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$1,225,760 thousand during the first quarter of 2020 (R$1,175,804 thousand in 2019).

Notes to the Consolidated Financial Statements

36) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Income before income tax and social contribution	**(10,624,284)**	**7,407,012**
Total income tax and social contribution at the current rates (Note 3f)	4,780,928	(2,962,805)
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	90,401	114,624
Net non-deductible expenses of nontaxable income	(1,734)	82,272
Interest on shareholders' equity (paid and payable)	535,812	824,647
Other amounts (1)	8,647,242	396,171
Income tax and social contribution for the period	**14,052,649**	**(1,545,091)**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	Three months ended on March 31 - R$ thousand	
	2020	**2019**
Current taxes:		
Income tax and social contribution payable	**(2,049,117)**	**(2,871,400)**
Deferred taxes:		
Amount recorded/realized in the period on temporary differences	1,793,848	1,766,774
Use of opening balances of:		
Social contribution loss	(18,934)	(167,764)
Income tax loss	(24,365)	(280,170)
Constitution in the period on:		
Social contribution loss	6,344,377	2,170
Income tax loss	8,006,840	5,299
Total deferred tax assets	**16,101,766**	**1,326,309**
Income tax and social contribution for the period	**14,052,649**	**(1,545,091)**

Notes to the Consolidated Financial Statements

c) Deferred income tax and social contribution

R$ thousand

	Balance on December 31, 2019	Amount recorded	Realized / Decrease	Balance on March 31, 2020
Allowance for loan losses	38,567,812	3,432,988	(1,007,878)	40,992,922
Civil provisions	3,793,953	127,503	(169,947)	3,751,509
Tax provisions	3,420,711	29,705	(13,624)	3,436,792
Labor provisions	3,248,186	317,925	(350,391)	3,215,720
Impairment of securities and investments	2,789,316	121,721	(276,682)	2,634,355
Provision for devaluation of foreclosed assets	833,163	76,408	(77,020)	832,551
Mark-to-market adjustment of trading securities and derivatives	1,346,668	347,981	(1,222,396)	472,253
Amortization of goodwill	410,537	8,031	(4,629)	413,939
Provision for interest on shareholder's equity (1)	-	339,433	-	339,433
Other	5,081,557	1,226,683	(1,111,963)	5,196,277
Total deductible taxes on temporary differences	**59,491,903**	**6,028,378**	**(4,234,530)**	**61,285,751**
Income tax and social contribution losses in Brazil and overseas	7,882,821	14,351,217	(43,299)	22,190,739
Subtotal	**67,374,724**	**20,379,595**	**(4,277,829)**	**83,476,490**
Adjustment to fair value of available-for-sale securities	25,511	1,004,905	(8,500)	1,021,916
Total deferred tax assets (Note 3f)	**67,400,235**	**21,384,500**	**(4,286,329)**	**84,498,406**
Deferred tax liabilities (Note 36e)	**8,070,398**	**473,956**	**(3,404,609)**	**5,139,745**
Deferred tax assets, net of deferred tax liabilities	**59,329,837**	**20,910,544**	**(881,720)**	**79,358,661**
- Percentage of net deferred tax assets on capital (Note 34b)	**47.4%**			**65.9%**
- Percentage of net deferred tax assets over total assets	**4.4%**			**5.5%**

(1) The tax credit on interest on own capital is accounted for up to the tax limit allowed.

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On March 31, 2020, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$12,977 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

R$ thousand

	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2020	9,342,147	7,356,820	249,490	188,513	17,136,970
2021	8,950,578	7,061,394	323,344	240,668	16,575,984
2022	8,077,332	6,382,971	384,760	288,473	15,133,536
2023	6,569,667	5,188,396	1,144,914	912,276	13,815,253
2024	998,844	641,166	2,922,892	2,352,853	6,915,755
After 2024	400,517	315,919	6,829,535	6,353,021	13,898,992
Total	**34,339,085**	**26,946,666**	**11,854,935**	**10,335,804**	**83,476,490**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On March 31, 2020, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$79,613,664 thousand (R$64,484,151 thousand in December 2019), of which: R$59,436,380 thousand (R$57,223,800 thousand in december 2019) of temporary differences; and R$20,177,284 thousand (R$7,260,351 thousand in december 2019) to tax losses and negative basis of social contribution.

Notes to the Consolidated Financial Statements

e) Deferred tax liabilities

	R$ thousand	
	On March 31, 2020	On December 31, 2019
Fair value adjustment to securities and derivative financial instruments	1,659,664	4,774,496
Difference in depreciation	253,373	237,400
Judicial deposit and others	3,226,708	3,058,502
Total	**5,139,745**	**8,070,398**

Notes to the Consolidated Financial Statements

37) OTHER INFORMATION

a) Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

R$ thousand

Portfolio	Book value	Fair value	Unrealized gain/(loss) without tax effects – In income statement		Unrealized gain/(loss) without tax effects – In shareholders' equity	
	On March 31, 2020		On March 31, 2020	On March 31, 2019	On March 31, 2020	On December 31, 2019
Securities and derivative financial instruments (Note 3d, 8 and 9)	607,730,204	616,025,594	9,887,066	11,534,090	8,295,390	11,765,519
- Adjustment of available-for-sale securities (Note 8b II)			1,591,676	3,954,058		
- Adjustment of held-to-maturity securities (Note 8c item 4)			8,295,390	7,580,032	8,295,390	11,765,519
Loans and leases (Notes 2, 3e and 10) (1)	476,510,427	481,064,912	4,554,485	1,125,454	4,554,485	5,118,536
Investments (Notes 3i and 12) (2)	6,850,532	15,223,488	8,372,956	15,614,474	8,372,956	16,505,999
Treasury shares (Note 24d)	440,514	706,102	-	-	265,588	686,068
Time deposits (Notes 3m and 17)	251,484,472	251,376,642	107,830	261,608	107,830	204,468
Funds from issuance of securities (Note 18)	172,540,051	171,193,990	1,346,061	488,529	1,346,061	1,239,434
Borrowing and on-lending (Note 16b and 16c)	57,268,035	58,422,093	(1,154,058)	(346,386)	(1,154,058)	(60,487)
Subordinated debts (Note 19)	52,233,609	53,392,284	(1,158,675)	(511,857)	(1,158,675)	(794,512)
Unrealized gains excluding tax			**21,955,665**	**28,165,912**	**20,629,577**	**34,665,025**

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev, IRB and Fleury).

Determination of the fair value of financial instruments:

- Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the quoted market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

- Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

- Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Notes to the Consolidated Financial Statements

b) The Organization manages investment funds and portfolios with net assets which, on March 31, 2020, amounted to R$915,466,892 thousand (R$1,000,818,236 thousand in december 2019).

c) Consortium funds

		R$ thousand
	On March 31, 2020	On December 31, 2019
Monthly estimate of funds receivable from consortium members	665,336	670,865
Contributions payable by the group	34,683,690	35,317,947
Consortium members - assets to be included	30,713,086	31,268,865
Credits available to consortium members	6,295,008	6,251,300

		In units
	On March 31, 2020	On December 31, 2019
Number of groups managed	3,484	3,537
Quantity of assets delivered in the period	46,735	271,465
Quantity of total delivered assets	1,984,116	1,937,381
Quantity of active consortium members in the period	118,528	419,844
Quantity of dropouts and cancellations in the period	100,966	266,722
Quantity of total active consortium members	1,585,233	1,616,675
Quantity of total dropouts and cancellations	1,448,606	1,347,640
Quantity of assets pending delivery	120,239	119,223
Default rate	4.22%	3.79%

d) In the first quarter of 2020, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Saving Deposits	Institutions subject to compulsory reserve are: Multiple banks with housing loan portfolio, commercial banks, housing loan companies, savings and loan associations and savings institutions.	Central Bank's Circular No. 3,975 of January 8, 2020 It included the credit cooperatives authorized by the Central Bank of Brazil.
	Compulsory Requirements were informed up to the last but one business day of the first fortnight of each month.	Central Bank's Circular No. 3,975 of January 8, 2020 It changed to the last business day immediately prior to the date of verification of compliance with the directive.
Time Deposits	Rate of 31%	Circular No. 3,987 of February 20, 2020 Rate change to 25%, with adjustment on March 16, 2020.
Time Deposits	Rate of 25%	Circular No. 3,993 of March 23, 2020 Temporary rate change to 17% with adjustment on March 30, 2020. Rate change to 25% with adjustment on December 14, 2020.

e) CMN Resolution No. 3,786/09 and Bacen Circular No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by this Resolution, on March 6, 2020, Bradesco separately published its consolidated financial statements in accordance with IFRS for December 31, 2019 and 2018 on its website.

f) **Subsequent event:** Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility

Notes to the Consolidated Financial Statements

and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion. However, it is not yet possible to affirm whether these measures will be sufficient to prevent a global recession in 2020.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate from 4.25% p.a. to 3.75% p.a., the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus, especially by means of:

- **March 16, 2020** Resolution No. 4,782/20, which aims to facilitate the renegotiation of loan operations of companies, allowing for adjustments to the cash flows of companies;
- **March 16, 2020** Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;
- **March 18, 2020** Resolution No. 4,784/20, which exempts banks from deducting from their capital, the tax effects of transactions to hedge foreign currency for their participation in investments abroad, one of the mechanisms used by banks to protect themselves against exchange rate variations;
- **March 19, 2020** Circular No. 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;
- **March 23, 2020** Circular No. 3,993/20, which reduced the rate of compulsory deposits with the Central Bank on time deposits, from 25% to 17%, and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – "LCR"). The aim of these measures is an improvement of the liquidity conditions of the National Financial System;
- **March 23, 2020** Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line ("LTEL"), regulated by Circular No. 3,994/20;
- **March 30, 2020** Provisional Measure No. 930/20, which aims to eliminate the asymmetry of tax treatment between the results of the exchange rate variation of the investment of banks abroad and the result of the hedge/overhedge for hedging the exchange rate of such investment. In moments of greater volatility, such as the current one, the exchange rate variations make the overhedge increase the consumption of capital for banks and increase the market volatility, with negative effects on the market. The Provisional Measure aims to correct this imbalance, eliminating this negative effect on the foreign exchange market and on banks; and
- **April 9, 2020** Resolution No. 4,803/20, which adjusts the criteria for the measurement of the provision for doubtful receivables from the renegotiated operations by financial institutions and others authorized by the Central Bank of Brazil, due to the COVID-19 pandemic. With this Resolution, the reclassification of the renegotiated operations between March 1 and September 30, 2020 is permitted at the same level they were classified on February 29, 2020.

In addition to the measures mentioned above, the Executive and Legislative Powers have tried to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

Notes to the Consolidated Financial Statements

However, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business. Most of our operations occur in the domestic market and, consequently, our result is significantly impacted by the local macroeconomic conditions.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Initially, we expect that our assets and liabilities will be impacted due to COVID-19, however, considering the current stage of the crisis and the date of approval of these consolidated financial statements it is not possible to reasonably estimate what COVID-19's impacts, in addition to those that were already registered on March 31, 2020. Below we highlight the main items of our balance sheet which may potentially be impacted:

- **financial instruments:** whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **loan operations:** which we expect an increase in our level of arrears in the payment of loans, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default;
- **deferred tax assets:** whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **intangible assets:** may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **funding:** volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
- **technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **civil and labor provisions:** the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan ("BCP") was activated and since the second half of March 2020 we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

- giving leave to employees at-risk groups for an indefinite period of time;
- increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
- definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19; and
- intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service.

Notes to the Consolidated Financial Statements

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

g) On May 6, 2019, Bradesco announced to the market, that it had entered into a Share Purchase Agreement ("Agreement") with the controlling shareholders of BAC Florida Bank ("BAC Florida"), the bank that offeres various financial services products in the United States for 45 years to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the U.S.; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U.S., which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and compliance with legal formalities.

h) On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. ("Chain") to Almaviva do Brasil Telemarketing e Informática S.A..

i) On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates of 2.85% and 3.20% p.a., respectively.

Management Bodies

Base Date April 29, 2020

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
João Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri

Managing Officers
Moacir Nachbar Junior
Renato Ejnisman
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
Rogério Pedro Câmara
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto

Deputy Officers
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Edilson Wiggers
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcelo Frontini
Marcelo Santos Dall'Occo
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Oswaldo Tadeu Fernandes
Paulo Eduardo Waack
Roberto Medeiros Paula
Vinicius Urias Favarão
Waldemar Ruggiero Júnior

Officers
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Edmir José Domingues
Francisco José Pereira Terra
Gilvandro Matos da Silva
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Vasco Azevedo
Victor Rosa Marinho de Queiroz

Regional Officers
Alberto do Nascimento Lemos
Almir Rocha
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Francisco Henrique França Fernandes
Geraldo Dias Pacheco
João Pedro da Silva Villela
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Osmar Sanches Biscuola
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
* Alexandre da Silva Gluher - Coordinator
Paulo Roberto Simões da Cunha – Financial Specialist
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Nairo José Martinelli Vidal Júnior
Renata Geiser Mantarro
Vinicius José de Almeida Albernaz

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Josué Augusto Pancini
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Vinicius José de Almeida Albernaz
Marlos Francisco de Souza Araujo

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Glaucimar Peticov
Leandro de Miranda Araujo
Oswaldo Tadeu Fernandes

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José da Barbara
Carlos Wagner Firetti
Marcelo Santos Dall'Occo
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Vinicius José de Almeida Albernaz

Fiscal Council

Sitting Members
Ariovaldo Pereira – Coordinator
Cristiana Pereira
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia

Deputy Members
João Batista de Moraes
Nilson Pinhal
Renaud Roberto Teixeira
Genival Francisco da Silva
Reginaldo Ferreira Alexandre

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo Santos Dall'Occo
Accountant – CRC 1SP160641/O-4

* Process in the process of homologation by the Central Bank.

Independent Auditors' Report on the Consolidated Financial Statements

Independent Auditors´ review report of interim consolidated financial information

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Introduction
We have reviewed the interim consolidated balance sheet of Banco Bradesco S.A. ("Bradesco" or "Bank"), as at March 31, 2020 and the related statements of income and comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, including the main explanatory notes.

Management of Bradesco is responsible for the preparation of this consolidated interim financial information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at March, 31, 2020, the consolidated performance of its operations and its consolidated cash flows for the three month period then ended, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Statement of Added Value
The interim consolidated financial information, related to the Statement of Value Added ("DVA") for the three-month period ended as at March 31, 2020, which was prepared under Bradesco Management responsibility, and which presentations in not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed together with the review of the consolidated interim financial information of the Banco Bradesco S.A.. For the purposes of forming our opinion, we assessed whether these statements are reconciled with the financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware, of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial information taken as a whole.

Osasco, April 29, 2020

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

André Dala Pola
Contador CRC 1SP214007/O-2

Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. for the first quarter of 2020, and in view of the report of KPMG Auditores Independentes, consider that the stated documents appropriately reflect the assets and financial status of the Company.

Cidade de Deus, Osasco, SP, April 29, 2020.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Department

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

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